Registration No. 333-149668
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ENERGY WEST, INCORPORATED
(Exact name of Registrant as specified in its charter)

Montana (State or other jurisdiction of incorporation or organization)	81-0141785 I.R.S. Employer Identification Number)	4924 (Primary Standard Industrial Classification Code Number)

1 First Avenue South
Great Falls, Montana 59401
(406) 791-7500
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)
James W. Garrett
President and Chief Operating Officer
Energy West, Incorporated
1 First Avenue South
Great Falls, Montana 59401
(406) 791-7500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
With copies to:

Christopher J. Hubbert, Esq. Kohrman Jackson & Krantz P.L.L. 1375 East Ninth Street, 20th Floor Cleveland, Ohio 44114 (216) 696-8700	Thomas D. Washburne, Jr., Esq Venable LLP Two Hopkins Plaza, Suite 1800 Baltimore, Maryland 21201 (410) 244-7744
.
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Amount	Amount of
Securities to be Registered	of Aggregate Offering Price(1)	Registration Fee
Common Stock	$20,000,000	$786.00(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(2)	Previously paid.
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 29, 2008

PROSPECTUS

2,250,000 Shares of Common Stock

We are a natural gas utility with operations in Montana, Wyoming, North Carolina and Maine. We also market and distribute natural gas in Montana and Wyoming and conduct interstate pipeline operations in Montana and Wyoming. We are offering 2,250,000 shares of common stock. Our common stock is listed on the Nasdaq Global Market under the symbol “EWST.” The last reported sales price of our common stock on April 17, 2008 was $9.19 per share.

Investing in our stock involves risks.  See “Risk Factors” beginning on page 6 for a discussion of certain factors you should consider before buying our stock.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions(*)	$	$
Proceeds, before expenses, to us	$	$

(*) Excludes a financial advisory fee of $[     ] payable to the underwriters.

We have granted the underwriters a 30 day option to purchase up to an aggregate of 337,500 additional shares of common stock to cover over-allotments, if any. The underwriters expect to deliver the common stock to purchasers on or before [     ], 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ferris, Baker Watts	Ladenburg Thalmann & Co. Inc.
          Incorporated

The date of this prospectus is [          ], 2008

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend,” or similar expressions. These statements include, among others, statements regarding our current expectations, estimates and projections about future events and financial trends affecting the financial condition and operations of our business. Forward-looking statements are only predictions and not guarantees of performance and speak only as of the date they are made. We undertake no obligation to update any forward-looking statement in light of new information or future events.

Although we believe that the expectations, estimates and projections reflected in the forward-looking statements are based on reasonable assumptions when they are made, we can give no assurance that these expectations, estimates and projections can be achieved. We believe the forward-looking statements in this prospectus are reasonable; however, you should not place undue reliance on any forward-looking statement, as they are based on current expectations. Future events and actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause actual results to differ materially from our expectations include, but are not limited to:

•	fluctuating energy commodity prices,

•	the possibility that regulators may not permit us to pass through all of our increased costs to our customers,

•	the impact of the Federal Energy Regulatory Commission and state public service commission statutes, regulations, and actions, including allowed rates of return, and the resolution of other regulatory matters,

•	the impact of weather conditions and alternative energy sources on our sales volumes,

•	future utilization of pipeline capacity, which can depend on energy prices, competition from alternative fuels, the general level of natural gas and propane demand, decisions by customers not to renew expiring natural gas contracts and weather conditions,

•	changes in federal or state laws and regulations to which we are subject, including tax, environmental, and employment laws and regulations,

•	conditions of the capital markets we utilize to access capital,

•	the ability to raise capital in a cost-effective way,

•	the ability to meet financial covenants imposed by lenders,

•	the effect of changes in accounting policies, if any,

•	the ability to manage our growth,

•	the ability to control costs,

•	the ability of each business unit to successfully implement key systems, such as service delivery systems,

•	our ability to develop expanded markets and product offerings and our ability to maintain existing markets,

•	our ability to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002,

•	our ability to obtain governmental and regulatory approval of various expansion or other projects,

•	changes in general economic conditions in the United States and changes in the industries in which we conduct business,

•	the costs and effects of legal and administrative claims and proceedings against us or our subsidiaries,

•	the ability of customers of the energy marketing and trading business to obtain financing for various projects,

•	the ability of customers of the energy marketing and trading business to obtain governmental and regulatory approval for various projects,

•	disruptions to natural gas supplies or prices caused by man-made or natural disasters, such as tropical storms or hurricanes, and

•	global and domestic economic repercussions from terrorist activities and the government’s responses to these activities.

For a more detailed discussion of these and other risks that may impact our business, see “Risk Factors” beginning on page 6.

GLOSSARY

This glossary contains terms and acronyms that are relevant to natural gas distribution, natural gas marketing and natural gas pipeline operations and that are used in this prospectus.

AECO.  Alberta Energy Company Limited (used in reference to the AECO natural gas price index).

Btu.  A British Thermal Unit is the amount of heat required to raise the temperature of a one-pound mass of water by one degree Fahrenheit.

CIG.  Colorado Interstate Gas (used in reference to the Colorado Interstate Gas Index).

EPA.  The United States Environmental Protection Agency.

FERC.  The Federal Energy Regulatory Commission.

MBCA.  The Montana Business Corporation Act.

Mcf.  One thousand cubic feet, used in reference to natural gas.

MMBtu.  One million British Thermal Units.

MMcf.  One million cubic feet, used in reference to natural gas.

MPSC.  The Montana Public Service Commission.

MPUC.  The Maine Public Utilities Commission.

NCUC.  The North Carolina Utilities Commission.

WPSC.  The Wyoming Public Service Commission.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the section titled “Risk Factors,” our financial statements and the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before making an investment in our stock. As used in this prospectus, the terms “Energy West,” “we,” “our” and “us” refer to Energy West, Incorporated and its subsidiaries on a consolidated basis, except where the context otherwise requires. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase additional shares of our stock. Also, all share amounts have been adjusted to reflect a 3 for 2 stock split effected February 1, 2008.

Our Company

We are a natural gas utility with operations in Montana, Wyoming, North Carolina and Maine. We distribute 23 billion cubic feet (bcf) of natural gas annually to approximately 36,000 residential, commercial and industrial customers. In addition to our core natural gas distribution business, we market approximately 1.6 bcf of natural gas annually to commercial and industrial customers in Montana and Wyoming. We also have an average 60% gross working interest (average 51% net revenue interest) in 162 natural gas producing wells and gas gathering assets that provide our marketing and production operation with a partial hedge when gas prices are greater than the cost of production. In addition, we own the Shoshone interstate and the Glacier gathering pipelines located in Montana and Wyoming. We have five reporting segments. Our primary segments are natural gas operations, marketing and production operations and pipeline operations. Our two other segments are discontinued operations and corporate and other. The following chart shows operating income from continuing operations by our three primary segments for the latest twelve months ended December 31, 2007.

Energy West Operating Income
Continuing Operations
12 Months Ended December 31, 2007

Impact of New Management’s Recent Initiatives

In November 2003, several new directors joined our board resulting in a significant shift in the way we operate. We believe that many utilities rely on their ability to recover a portion of their operating costs through rate increases authorized by state regulators in order to generate earnings. However, our new board believes it is important to integrate an entrepreneurial approach, with an eye to increasing efficiency and growth, with traditional approaches to management of a regulated business. Accordingly, the board appointed a management team that shares this vision for our future, and the new management team has implemented initiatives to implement the board’s entrepreneurial approach. Through the plans initiated by our board and implemented by our management team, we have strengthened our balance sheet, focused on controlling our operating costs and worked with our regulators to manage the rate-making process. Below is a performance graph showing the cumulative return of our common stock over the past three years as compared to the S&P Utilities Index and the S&P 500.

Comparison of 3-Year Cumulative Total Return*

Among ENERGY WEST, Incorporated, the S&P Utilities Index
and the S&P 500

Copyright © 2008 Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved.
 www.researchdatagroup.com/S&P.htm

	12/04	12/05	12/06	12/07
Energy West	$10,000.00	$14,118.44	$16,703.46	$22,343.97
S&P 500	$10,000.00	$10,491.25	$12,148.48	$12,815.96
S&P Utilities	$10,000.00	$11,684.06	$14,136.57	$16,876.08

*	Results of $10,000 invested on 1/1/2005 in stock or index, including the reinvestment of dividends, as of December 31, 2007. Past performance is not necessarily indicative of future results. Investment in our common stock is subject to a number of risks. For a more detailed discussion of these and other risks that may impact our business, see “Risk Factors” beginning on page 6.

Our management initiatives have translated into steadily increasing net income and gross margin and steadily decreasing operating expenses over the past five years. Our net income from continuing operations increased from a net loss of approximately $1.0 million in 2003 to net income of approximately $2.2 million in 2007. Our gross margin increased from just over $11.4 million to just under $15.6 million during that same time period. Lastly, our operating expenses (excluding gas purchases) decreased from approximately $11.9 million to approximately $10.2 million during the same period.

Restoring Dividends

Because of our strengthened financial condition, we restored cash dividends to our shareholders beginning in October 2005. Since then, our quarterly dividend payments have increased steadily from $0.03 per share in October 2005 to $0.11 per share in November 2007. In addition, in October 2007, we amended our credit facility to allow for the monthly payment of dividends to our shareholders which we began paying in December 2007.

On each of January 30, 2008, February 28, 2008 and March 28, 2008 we paid monthly dividends of $0.036 per share for an indicated annual rate of $0.432 per share. We intend to continue paying cash dividends at similar per share levels, and we believe we can continue to do so following this offering. However, we cannot guarantee that our dividend will continue at the current level or increase at the same rate it has increased since 2005.

Recent Acquisitions and Future Acquisition Strategy

As a result of our success in strengthening our core business, we believe that we are now in a position to focus on our growth strategy, which includes the acquisition and expansion of our natural gas utility operations in small and emerging markets. We regularly evaluate gas utilities of varying sizes for potential acquisition. Our acquisition strategy includes identifying geographic areas that have low market saturation rates, i.e. low rates for usage of natural gas as an energy source as opposed to alternative fuels such as heating oil. We believe these areas have been overlooked by other gas distributors in light of this historical reliance on alternative fuels and that the high market price of oil over the past several years presents an opportunity for gas distributors to capture a larger share of the energy market in these areas.

Two recent acquisitions, we believe, exemplify this strategy. Large segments of the North Carolina and Maine markets remain highly unsaturated. Therefore, in calendar 2007 we acquired Frontier Natural Gas, LLC, a natural gas utility in Elkin, North Carolina (Frontier Natural Gas), and Bangor Gas Company, LLC, a natural gas utility in Bangor, Maine (Bangor Gas Company). Further, these companies have relatively new distribution systems with capacity available to accommodate new customers, providing us a unique opportunity to gain market shares within these low saturation areas. We will use a portion of the proceeds of this offering to construct gas lines to connect new customers to our existing mains.

In addition to acquisitions in low saturation areas, we are targeting companies operating in areas adjacent or near to our current operations to capitalize on economies of scale. For example, on December 18, 2007 we entered into a stock purchase agreement to acquire a majority interest in Cut Bank Gas Company, a natural gas utility serving Cut Bank, Montana (Cut Bank Gas), whose service territory is in close proximity to our current production and gathering assets.

Our acquisition strategy also includes targeting natural gas utilities of various sizes, including larger diversified utility companies that have a distribution operation they are willing to sell. Because several of our operational managers have experience with significantly larger natural gas utilities, we believe we have the operating expertise to handle a significantly greater number of customers.

Our acquisition strategy includes combining newly acquired operations with our current operations to maximize efficiency and profitability. Upon acquiring a distribution company, management intends to centralize functions (i.e. accounting) or decentralize functions (i.e. gas marketing), as appropriate. We believe that throughout the utility industry, there has recently been too much centralization, which has led to local operating inefficiencies. Management will evaluate each acquisition and determine the right balance of centralization and decentralization. Moreover, individual companies will function as profit centers and we intend to put in place appropriate entrepreneurial oriented incentive compensation plans. We believe our senior management’s gas utility experience and expertise will improve the acquired company’s operating efficiency and gas marketing capabilities, and as a result, its profitability.

* * *

Our principal offices are located at 1 First Avenue South, Great Falls, Montana 59401, our telephone number is (406) 791-7500 and our website is www.ewst.com. Information included on our website does not constitute a part of this prospectus.

The Offering

Common stock offered by Energy West	2,250,000 shares

Common stock outstanding after the offering*	6,596,644 shares

Use of proceeds	For acquisitions and general corporate purposes.

Nasdaq Global Market symbol	EWST

*	We calculated the outstanding common stock after the offering assuming the underwriters do not exercise their option to purchase an additional 337,500 shares based on the number of shares outstanding as of December 31, 2007, excluding 130,500 shares reserved for issuance under our stock option plans.

Summary Financial Data

The following summary consolidated income statement data for the fiscal years ended June 30, 2007, 2006 and 2005 and the consolidated balance sheet data as of June 30, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements for those periods. The summary consolidated income statement for the six months ended December 31, 2007 and 2006 and the consolidated balance sheet data as of December 31, 2007 and 2006 have been derived from our unaudited consolidated financial statement for those periods. In our opinion, the unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly our financial position and results of operations for those periods. Our results for the six months ended December 31, 2007 may not be indicative of results that may be expected for the full 2008 fiscal year. Certain prior period revenues and expenses have been reclassified as income from discontinued operations. Also, per share data has been adjusted to reflect a 3 for 2 stock split that occurred February 1, 2008. All data below should be read in conjunction with the more detailed information contained in the consolidated financial statements and accompanying notes, “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

Energy West, Incorporated
Summary Financial and Other Data

				For the Six Months Ended
	For the Years Ended June 30			December 31,
	2007	2006	2005	2007	2006
	(In thousands, except per share data)

Income Statement Data
Operating revenue	$59,373	$74,696	$67,889	$28,313	$26,497
Operating expenses
Gas and electric purchases	43,806	60,398	53,510	19,895	19,178
General and administrative	6,198	6,389	7,309	4,602	3,101
Maintenance	567	505	521	326	245
Depreciation and amortization	1,692	1,672	1,790	889	850
Taxes other than income(1)	1,697	1,453	1,479	864	675

Total operating expenses	53,960	70,417	64,609	26,576	24,049

Operating income	5,413	4,279	3,280	1,737	2,448
Other income-net	241	391	235	190	138
Total interest charges(2)	2,124	1,649	2,113	530	804

Income before taxes	3,530	3,021	1,402	1,397	1,782
Income tax expense	1,273	1,109	475	273	665
Discontinued operations (net of tax)	3,955	405	454	0	(42)
Extraordinary gain (net of tax)	0	0	0	6,819	0
Net Income	$6,212	$2,317	$1,381	$7,943	$1,075

Energy West, Incorporated
Summary Financial and Other Data

				For the Six Months Ended
	For the Years Ended June 30			December 31,
	2007	2006	2005	2007	2006
	(In thousands, except per share data)

Per Share Data
Basic earnings (loss) per common share:
from continuing operations	$0.51	$0.44	$0.23	$0.26	$0.25
from discontinued operations	$0.89	$0.09	$0.12	$0.00	$(0.01)
from extraordinary gain	$0.00	$0.00	$0.00	$1.59	$0.00

	$1.40	$0.53	$0.35	$1.85	$0.24
Diluted earnings (loss) per common share:
from continuing operations	$0.50	$0.43	$0.23	$0.26	$0.25
from discontinued operations	$0.88	$0.09	$0.12	$0.00	$(0.01)
from extraordinary gain	$0.00	$0.00	$0.00	$1.58	$0.00

	$1.39	$0.52	$0.35	$1.85	$0.24
Dividends per common share(3)	$0.34	$0.12	$0.00	$0.25	$0.15
Weighted average common	4,437,807	4,386,768	3,946,019	4,287,437	4,419,197
shares outstanding — basic
Weighted average common shares outstanding — diluted	4,484,073	4,422,069	3,946,019	4,304,559	4,467,768
Balance Sheet Data (as of end of period)
Current assets	$17,768	$23,669	$15,423	$22,823	$31,272
Total assets	$51,834	$57,931	$59,433	$64,536	$65,913
Current liabilities	$7,694	$10,796	$11,525	$18,388	$17,716
Long-term debt	$13,000	$17,605	$18,677	$13,000	$17,318
Total stockholders’ equity	$22,296	$19,165	$17,187	$29,103	$19,803

Total capitalization	$35,296	$36,770	$35,864	$42,103	$37,122

Operating Data for Our Natural Gas Operations
Customers

Residential	29,924	29,536	29,716	31,023	30,060
Industrial and Commercial	3,534	3,511	3,579	4,144	3,544
Transportation	624	649	199	633	617

Total	34,082	33,696	33,494	35,800	34,221

Net volume sold or transported for the applicable fiscal year (MMcf)(4)
Residential	2,623	2,456	2,655	1056	1072
Commercial	2,332	2,461	2,492	969	957
Transportation	1,526	1,524	1,493	2685	707

Total gas sales (MMcf)	6,481	6,441	6,640	4,710	2,736

(1)	Taxes other than income include approximately $290,000 in increases in property tax in fiscal 2004 and 2005 and another $250,000 in 2007 for additional personal property taxes assessed by the Montana Department of Revenue.

(2)	Total interest charges reflect the costs associated with the addition of $6,000,000 of long-term debt and a $2.0 million bridge loan incurred in March 2004. In May 2005, we paid off the $2.0 million bridge loan and during fiscal 2006 we reduced the line of credit significantly, thus reducing interest in fiscal 2006. In fiscal 2007, we refinanced our long-term debt, resulting in the $991,000 expensing of debt issue costs related to the refinanced debt.

(3)	There were no cash dividends paid between April 2003 and September 2005.

(4)	“MMcf” is an expression of gas volume in millions of cubic feet.

RISK FACTORS

An investment in our stock involves a substantial degree of risk. Before making an investment decision, you should give careful consideration to the following risk factors in addition to the other information contained in this prospectus. The following risk factors, however, may not reflect all of the risks associated with our business or an investment in our stock.

Risks Related to Our Business

We are subject to comprehensive regulation by federal, state and local regulatory agencies that impact the rates we are able to charge, our costs and profitability.

The MPSC, WPSC, NCUC, MPUC and FERC regulate our rates, service area, adequacy of service and safety standards. These authorities regulate many aspects of our distribution operations, including the rates that we may charge customers, the terms of service to our customers, construction and maintenance of facilities, operations, safety and the rate of return that we are allowed to realize. Our ability to obtain rate increases and rate supplements to maintain the current rate of return depends upon regulatory discretion. There can be no assurance that we will be able to obtain rate increases or rate supplements or continue to receive the current authorized rates of return.

Our gas purchase practices are subject to an annual review by state regulatory agencies which could impact our earnings and cash flow.

The regulatory agencies that oversee our utility operations may review retrospectively our purchases of natural gas on an annual basis. The purpose of these annual reviews is to reconcile the differences, if any, between the amount we paid for natural gas and the amount our customers paid for natural gas. If any costs are disallowed in this review process, these disallowed costs would be expensed in the cost of gas but would not be recovered by us in the rates charged to our customers. The various state regulatory agencies’ reviews of our gas purchase practices creates the potential for the disallowance of our recovery through the gas cost recovery pricing mechanism. Significant disallowances could affect our earnings and cash flow.

Operational issues beyond our control could have an adverse effect on our business.

We operate in geographically dispersed areas. Our ability to provide natural gas depends both on our own operations and facilities and those of third parties, including local gas producers and natural gas pipeline operators from whom we receive our natural gas supply. We cannot assure you that we will realize cost savings from our receipt of natural gas from third parties.

In addition, the loss of use or destruction of our facilities or the facilities of third parties due to extreme weather conditions, breakdowns, war, acts of terrorism or other occurrences could greatly reduce potential earnings and cash flows and increase our costs of repairs and replacement of assets. Our losses may not be fully recoverable through insurance or customer rates.

Storing and transporting natural gas involves inherent risks that could cause us to incur significant financial losses.

There are inherent hazards and operation risks in gas distribution activities, such as leaks, accidental explosions and mechanical problems, that could cause the loss of human life, significant damage to property, environmental pollution, impairment of operations and substantial losses to us. The location of pipelines and storage facilities near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. These activities may subject us to litigation and administrative proceedings that could result in substantial monetary judgments, fines or penalties against us. To the extent that the occurrence of any of these events is not fully covered by insurance, they could adversely affect our earnings and cash flow.

Our earnings and cash flow are sensitive to decreases in customer consumption resulting from warmer than normal temperatures and customer conservation.

Our gas sales revenue is generated primarily through the sale and delivery of natural gas to residential and commercial customers who use natural gas mainly for space heating. Consequently, temperatures have a significant impact on sales and revenues. Given the impact of weather on our utility operations, our business is a seasonal business. Most of our gas sales revenue is generated in the second and third quarters of our fiscal year (October 1 to March 31) as we typically experience losses in the non-heating season, which occurs in the first and fourth quarters of our fiscal year (July 1 to September 30 and April 1 to June 30).

In addition, the average annual natural gas consumption of customers has been decreasing because, among other things, new homes and appliances are typically more energy efficient than older homes and appliances, and customers appear to be continuing a pattern of conserving energy by utilizing energy efficient heating systems, insulation, alternative energy sources, and other energy savings devices and techniques. A mild winter, as well as continued or increased conservation, in any of our service areas can have a significant adverse impact on demand for natural gas and, consequently, earnings and cash flow.

The increased cost of purchasing natural gas during periods in which natural gas prices are rising significantly could adversely impact our earnings and cash flow.

The rates we are permitted to charge allow us to recover our cost of purchasing natural gas. In general, the various regulatory agencies allow us to recover the costs of natural gas purchased for customers on a dollar-for-dollar basis (in the absence of disallowances), without a profit component. We periodically adjust customer rates for increases and decreases in the cost of gas purchased by us for sale to our customers. Under the regulatory body-approved gas cost recovery pricing mechanisms, the gas commodity charge portion of gas rates we charge to our customers may be adjusted upward on a periodic basis. If the cost of purchasing natural gas increases and we are unable to recover these costs from our customers, we may incur increased costs associated with lost and unaccounted for gas and higher working capital requirements. In addition, any increases in the cost of purchasing natural gas may result in higher customer bad debt expense for uncollectible accounts and reduced sales volume and related margins due to lower customer consumption.

The loss of a major commercial or industrial gas customer to which we provide natural gas may negatively impact our profitability.

In fiscal 2007, we earned 5.4% of our operating margin by providing gas marketing services to unregulated commercial and industrial gas customers. External factors over which we have no control, such as the weather and economic conditions, can significantly impact the amount of gas consumed by our major commercial and industrial customers. The loss of a major customer could have an adverse impact on our earnings and cash flow.

Volatility in the price of natural gas could result in customers switching to alternative energy sources which could reduce our revenues, earnings and cash flow.

The market price of alternative energy sources such as coal, electricity, oil and steam is a competitive factor affecting the demand for our gas distribution services. Our customers may have or may acquire the capacity to use one or more of the alternative energy sources if the price of natural gas and our distribution services increase significantly. Natural gas has typically been less expensive than these alternative energy sources. However, if natural gas prices increase significantly, some of these alternative energy sources may become more economical or more attractive than natural gas which could reduce our earnings and cash flow.

The gas industry is intensely competitive and competition has increased in recent years as a result of changes in the price negotiation process within the supply and distribution chain of the gas industry, both of which could negatively impact earnings.

We compete with companies from various regions of the United States and may compete with foreign companies for domestic sales, many of whom are larger and have greater financial, technological, human and other resources. Additionally, legislative and regulatory initiatives, at both the federal and state levels, are designed to promote competition. These challenges have been compounded by changes in the gas industry that have allowed certain customers to negotiate gas purchases directly with producers or brokers. We could lose market share or our profit margins may decline in the future if we are unable to remain competitive.

Earnings and cash flow may be adversely affected by downturns in the economy.

Our operations are affected by the conditions and overall strength of the national, regional and local economies, which impact the amount of residential and industrial growth and actual gas consumption in our service territories. Our commercial customers use natural gas in the production of their products. During economic downturns, these customers may see a decrease in demand for their products, which in turn may lead to a decrease in the amount of natural gas they require for production. In addition, during periods of slow or little economic growth, energy conservation efforts often increase and the amount of uncollectible customer accounts increases. These factors may reduce earnings and cash flow.

Changes in the regulatory environment and events in the energy markets that are beyond our control may reduce our earnings and limit our access to capital markets.

As a result of the energy crisis in California during 2000 and 2001, the bankruptcy of some energy companies, investigations by governmental authorities into energy trading activities, the collapse in market values of energy companies, the downgrading by rating agencies of a large number of companies in the energy sector and the recent volatility of natural gas prices in North America, companies in regulated and unregulated energy businesses have generally been under increased scrutiny by regulators, participants in the capital markets and debt rating agencies. In addition, the Financial Accounting Standards Board or the Securities and Exchange Commission could enact new accounting standards that could impact the way we are required to record revenues, expenses, assets and liabilities. We cannot predict or control what effect these types of events, or future actions of regulatory agencies or others in response to such events, may have on our earnings or access to the capital markets.

We acquired interests in our natural gas wells by quitclaim deed and cannot guarantee that we hold clear title to our interests or that our interests will not be challenged in the future.

We own an average 60% working interest (average 51% net revenue interest) in 162 natural gas producing wells, which provide our marketing and production operations a partial natural hedge when market prices of natural gas are greater than the cost of production. The gas production from these wells provided approximately 19% of the volume requirements for EWR in fiscal 2007. We acquired our interests in the wells by quitclaim deed conveying interests in certain oil and gas leases for the wells. Because the sellers conveyed their interests by quitclaim, we received no warranty or representation from them that they owned their interests free and clear from adverse claims by third parties or other title defects. We have no title insurance, guaranty or warranty for our interests in the wells. Further, the wells may be subject to prior, unregistered agreements, or transfers which have not been recorded.

Accordingly, we cannot guarantee that we hold clear title to our interests or that our interests will not be challenged in the future. If our interests were challenged, expenses for curative title work, litigation or other dispute resolution mechanisms may be incurred. Loss of our interests would reduce or eliminate our production operations and reduce or eliminate the partial natural hedge that our marketing and production subsidiary currently enjoys as a result of our production capabilities. For all of these reasons, a challenge to our ownership could negatively impact our earnings, profits and results of operations.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404) contains provisions requiring an annual assessment by management, as of the end of the fiscal year, of the effectiveness of internal control for financial reporting, as well as attestation and reporting by independent auditors on management’s assessment as well as other control-related matters. Beginning with our Annual Report on Form 10-K for fiscal year ending June 30, 2008, we must begin complying with Section 404. In that annual report, we will be required to furnish a report by our management on our internal control over financial reporting.

Compliance with Section 404 may be both costly and challenging. There is a risk that neither we nor our independent auditors will be able to conclude that our internal control over financial reporting is effective as required by Section 404. Further, during the course of our testing we may identify deficiencies that we may not be able to remediate in time to meet the deadlines imposed under the Sarbanes-Oxley Act for compliance with Section 404. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could be adversely affected.

Our actual results of operations could differ from estimates used to prepare our financial statements.

In preparing our financial statements in accordance with generally accepted accounting principles, our management often must make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex, and actual results could differ from those estimates. We consider the following accounting policies to be our most critical because of the uncertainties, judgments, and complexities of the underlying accounting standards and operations involved:

•	Regulatory Accounting — Regulatory accounting allows for the actions of regulators to be reflected in the financial statements. Their actions may cause us to capitalize costs that would otherwise be included as an expense in the current period by unregulated companies. If future recovery of costs ceases to be probable, the assets will be written off as a charge in current period earnings.

•	Derivative Accounting — Derivative accounting requires evaluation of rules that are complex and subject to varying interpretations. Our evaluation of these rules, as they apply to our contracts, will determine whether we use accrual accounting or fair value (mark-to-market) accounting. Mark-to-market accounting requires us to record changes in fair value in earnings or, if certain hedge accounting criteria are met, in common stock equity (as a component of other comprehensive income (loss)).

We are subject to numerous environmental laws and regulations that may increase our cost of operations, impact our business plans and expose us to environmental liabilities.

Environmental regulations that may affect our present and future operations include regulation of air emissions, water quality, wastewater discharges, solid waste and hazardous waste. These laws and regulations can result in increased capital expenditures and operating costs. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the outcome (financial or operational) of any related litigation that may arise.

We may be a responsible party for environmental clean-up at sites identified by a regulatory body in the future. If that occurs, we cannot predict with certainty the amount and timing of all future expenditures related to environmental matters because of the difficulty of estimating clean-up costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.

We cannot be sure that existing environmental regulations will not be revised or that new regulations intended to protect the environment will not be adopted or become applicable to us. Revised or additional regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our results of operations.

We have a net deferred tax asset of $11.6 million and we cannot guarantee that we will be able to generate sufficient future taxable income to realize a significant portion of this net deferred tax asset, which could lead to a writedown (or even a loss) of the net deferred tax asset and adversely affect our operating results and financial position.

We have a net deferred tax asset of $11.6 million. The net deferred tax asset is the result of our recent acquisitions of Frontier Natural Gas and Bangor Gas Company. We may continue to depreciate approximately $79.0 million of their capital assets using the useful lives and rates employed by those companies, resulting in a potential future federal and state income tax benefit of approximately $16.9 million over a 24-year period using applicable federal and state income tax rates. Under Internal Revenue Code Section 382, our ability to recognize tax deductions as a result of this tax benefit will be limited during the first 5 years following the acquisitions.

Following Financial Accounting Standard (FAS) 109, our balance sheet at December 31, 2007 reflects a gross deferred tax asset of approximately $16.9 million, offset by a valuation allowance of approximately $5.3 million, resulting in a net deferred tax asset associated with the acquisition of approximately $11.6 million. The excess of the net deferred tax assets received in the transactions over their respective purchase prices has been reflected as an extraordinary gain of approximately $6.8 million on our income statement for the six months ended December 31, 2007 in accordance with the provisions of FAS 141.

We cannot guarantee that we will be able to generate sufficient future taxable income to realize the $11.6 million net deferred tax asset over the next 24 years. Management will reevaluate the valuation allowance each year on completion of updated estimates of taxable income for future periods, and will further reduce the deferred tax asset by the new valuation allowance if, based on the weight of available evidence, it is more likely than not that we will not realize some portion or all of the deferred tax assets. If the estimates indicate that we are unable to use all or a portion of the net deferred tax asset balance, we will record and charge a greater valuation allowance to income tax expense. Failure to achieve projected levels of profitability could lead to a writedown in the deferred tax asset if the recovery period becomes uncertain or longer than expected and could also lead to the expiration of the deferred tax asset between now and 2032, either of which would adversely affect our operating results and financial position.

Changes in the market price and transportation costs of natural gas could result in financial losses that would negatively impact our results of operations.

We are exposed to the impact of market fluctuations in the price and transportation costs of natural gas. We purchase and store gas for distribution later in the year. We also enter agreements to buy or sell gas at a fixed price. We may use such arrangements to protect profit margins on future obligations to deliver gas at a fixed price, or to attempt to protect against adverse effects of potential market price declines on future obligations to purchase gas at fixed prices. Further, we are exposed to losses in the event of nonperformance or nonpayment by the counterparties to our supply agreements, which could have a material adverse impact on our earnings for a given period.

Risks Related to Our Acquisition Strategy and Use of Proceeds

We face a variety of risks associated with acquiring and integrating new business operations.

We intend to utilize a portion of the proceeds of this offering for acquisitions. The growth and success of our business will depend to a great extent on our ability to acquire new assets or business operations and to integrate the operations of businesses that we have recently acquired, including Frontier Natural Gas and Bangor Gas Company, and those that we may acquire in the future. We cannot provide assurance that we will be able to:

•	identify suitable acquisition candidates or opportunities,

•	acquire assets or business operations on commercially acceptable terms,

•	effectively integrate the operations of any acquired assets or businesses with our existing operations,

•	manage effectively the combined operations of the acquired businesses,

•	achieve our operating and growth strategies with respect to the acquired assets or businesses,

•	reduce our overall selling, general, and administrative expenses associated with the acquired assets or businesses, or

•	comply with the internal control requirements of Section 404 as a result of an acquisition.

The integration of the management, personnel, operations, products, services, technologies, and facilities of Frontier Natural Gas, Bangor Gas Company or any businesses that we acquire in the future could involve unforeseen difficulties. These difficulties could disrupt our ongoing businesses, distract our management and employees, and increase our expenses, which could have a material adverse affect on our business, financial condition, and operating results.

Our use of the proceeds of this offering may be subject to limitations imposed by the MPSC and WPSC with respect to certain investment and growth opportunities, and such limitations may be imposed regardless of whether the proceeds are used before or after we reorganize our operations into a holding company structure.

The MPSC and WPSC have approved our use of the proceeds of this offering for certain purposes; however, these agencies still may place limitations on the manner in which we use the proceeds of this offering prior to or in conjunction with our proposed reorganization. Further, if the proceeds of this offering are not used prior to reorganization, we may need the approval of one or both of these agencies to transfer the proceeds to our holding company upon reorganization (or thereafter). In addition, use of the proceeds of this offering by the holding company may be subject to the scrutiny of these regulatory agencies and limitations imposed by them. Accordingly, we may be limited or prohibited as to our use of the proceeds of this offering for certain investment and growth opportunities regardless of whether the proceeds are used prior or subsequent to the reorganization of our operations into a holding company structure, and we cannot predict what investment and growth opportunities limitations will be imposed by these regulatory agencies.

To the extent we are successful in making an acquisition, we may be exposed to a number of risks.

Any acquisition may involve a number of risks, including the assumption of material liabilities, the terms and conditions of any state or federal regulatory approvals required for an acquisition, the diversion of management’s attention from the management of daily operations to the integration of acquired operations, difficulties in the integration and retention of employees and difficulties in the integration of different cultures and practices, as well as in the integration of broad and geographically dispersed personnel and operations. The failure to make and integrate acquisitions successfully, including Frontier Natural Gas and Bangor Gas Company, could have an adverse effect on our ability to grow our business.

Subsequent to the consummation of an acquisition, we may be required to take write-downs or write-offs, restructuring and impairment charges or other charges that could have a significant negative impact on our financial condition, results of operations and our stock price.

We recently acquired Frontier Natural Gas and Bangor Gas Company and are in the process of completing other potential acquisitions. There could be material issues present inside a particular target business that are not uncovered in the course of due diligence performed prior to the acquisition, and there could be factors outside of the target business and outside of our control that later arise. As a result of these factors, after an acquisition is complete we may be forced to write-down or write-off assets, restructure our operations or incur impairment or other charges relating to an evaluation of goodwill and acquisition-related intangible assets that could result in our reporting losses. In addition, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis.

Risks Related to Our Common Stock

This offering likely will have the effect of reducing our earnings per share for some period of time.

This offering will increase the number of shares of our common stock outstanding and considered in computing our earnings per share. For some period of time, we do not expect to generate additional earnings sufficient to offset the additional shares to be outstanding as a result of this offering. Thus, during that period, the effect of this offering will be to reduce our earnings per share from the amount we would have reported had we not sold the shares in this offering. We cannot assure you that we will generate sufficient earnings to offset the effect of the offering.

Our ability to pay dividends on our common stock is limited, and our ability to pay dividends may be reduced as a result of the dilutive effect of this offering.

We cannot assure you that we will continue to pay dividends at our current monthly dividend rate or at all. In particular, our ability to pay dividends in the future will depend upon, among other things, our future earnings, cash requirements and covenants under our existing credit facility and any future credit agreements to which we may be a party. Further, as a result of this offering, we will have substantially more shares of our common stock outstanding, which will dilute the pool of funds available to pay dividends.

Our common stock has had low trading volume and its price may continue to be subject to significant fluctuations.

Our common stock has had low trading volume prior to this offering. The average daily volume for the quarter ended December 31, 2007 was 3,391 shares per day. This low trading volume may have a significant effect on the market price of our common stock. Accordingly, historical prices of our common stock may not necessarily be indicative of market prices in a more liquid market. The trading volume in our common stock may not increase after the offering. Investors in this offering may be unable to resell their shares at prices equal to or greater than the offering price.

The market price of our common stock could be subject to significant fluctuations due to the limited trading volume, variations in our quarterly financial results and other factors, such as weather, changes in natural gas prices, operating costs or uninsured losses, changes in the overall economy and the financial markets and other developments affecting us and our competitors.

The possible issuance of future series of preferred stock could adversely affect the holders of our common stock.

Pursuant to our articles of incorporation, our board of directors has the authority to fix the rights, preferences, privileges and restrictions of unissued preferred stock and to issue those shares without any further action or vote by the shareholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that may be issued in the future. These adverse effects could include subordination to preferred shareholders in the payment of dividends and upon our liquidation and dissolution, and the use of preferred stock as an anti-takeover measure, which could impede a change in control that is otherwise in the interests of holders of our common stock.

Organization, Structure and Management Risks

Our credit facility contains restrictive covenants that may reduce our flexibility, and adversely affect our business, earnings, cash flow, liquidity and financial condition.

The terms of our credit facility impose significant restrictions on our ability and, in some cases, the ability of our subsidiaries, to take a number of actions that we may otherwise desire to take, including:

•	requiring us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other business activities,

•	requiring us to meet certain financial tests, which may affect our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate,

•	limiting our ability to sell assets, make investments or acquire assets of, or merge or consolidate with, other companies,

•	limiting our ability to repurchase or redeem our stock or enter into transactions with our shareholders or affiliates, and

•	limiting our ability to grant liens, incur additional indebtedness or contingent obligations or obtain additional financing for working capital, capital expenditures, acquisitions and general corporate and other activities.

These covenants place constraints on our business and may adversely affect our growth, business, earnings, cash flow, liquidity and financial condition. Our failure to comply with any of the financial covenants in the credit facility may result in an event of default which, if not cured or waived, could result in the acceleration of the debt under the credit facility or other agreements we may enter into from time to time that contain cross-acceleration or cross-default provisions. If this occurs, there can be no assurance that we would be able to refinance or otherwise repay such indebtedness, which could result in a material adverse effect on our business, earnings, cash flow, liquidity and financial condition.

Our performance depends substantially on the performance of our executive officers and other key personnel and the ability of our new management team to fully implement our business strategy.

The success of our business depends on our ability to attract, train, retain, and motivate high quality personnel, especially highly qualified managerial personnel. Poor execution in the transition of our management team or the loss of services of key executive officers or personnel could have a material adverse effect on our business, results of operations and financial condition.

In the fall of 2007, new chief executive, operating and financial officers joined our management team. Because of these recent changes, our management team has not worked together as a group for an extended period of time and may not work together effectively to successfully implement our business strategy. If our new management team is unable to accomplish our business objectives, our ability to successfully operate the company and acquire and integrate new business operations may be severely impaired.

We have entered a limited liability operating agreement with third parties to develop and operate oil, gas and mineral leasehold estates, which exposes us to the risk associated with oil, gas and mineral exploration as well as the risks inherent in relying upon third parties in business ventures and we may enter into similar agreements in the future.

Through our subsidiary Energy West Resources, Inc. (EWR), we have entered an operating agreement with various third parties regarding Kykuit Resources, LLC (Kykuit), a developer and operator of oil, gas and mineral leasehold estates located in Montana. Through EWR, we own 19.8% of the membership interests of Kykuit, and because Kykuit’s primary purpose is oil, gas and mineral exploration, our investment in Kykuit is subject to the risks associated with that business, including the risk that little or no oil, gas or minerals will be found. We have a net investment of approximately $584,000 in Kykuit, and we may be required to invest additional amounts of up to approximately $2.4 million. Whether or not we may be required to invest additional funds will depend on the success, or lack thereof, of Kykuit in its initial drilling. We are entitled under the Kykuit operating agreement, as amended and restated, to exercise reasonable discretion to cease further investments in the event certain initial exploratory drilling efforts are unsuccessful.

We depend upon the performance of third party participants in endeavors such as Kykuit, and their performance of their obligations to us are outside our control. If these parties do not meet or satisfy their obligations under these arrangements, the performance and success of endeavors such as Kykuit may be adversely affected. If third parties to operating agreements and similar agreements are unable to meet their obligations we may be forced to undertake the obligations ourselves or incur additional expenses in order to have some other party perform such obligations. We may also be required to enforce our rights that may cause disputes among third parties and us. If any of these events occur, they may adversely impact us, our financial performance and results of operations.

We have entered into certain transactions with persons who are our directors and may enter into additional transactions in the future.

Richard M. Osborne, our chairman of the board and chief executive officer, and Steven A. Calabrese, a director, own interests in Kykuit, a party to the joint venture arrangement involving EWR. John D. Oil and Gas Company, a publicly-held oil and gas exploration company of which Mr. Osborne is the chairman of the board and chief executive officer and Energy West directors Mr. Calabrese, Mark D. Grossi, James R. Smail and Thomas J. Smith are directors, is an owner and the managing member of Kykuit. Additionally, we lease office space in Mentor, Ohio from OsAir, Inc., of which Mr. Osborne is the president and chief executive officer. In the future, we may enter into additional transactions with our directors or entities controlled by our directors. We cannot assure you that our shareholders will view the benefits of these transactions in the same manner that we or our board of directors do.

We anticipate filing applications with the MPSC and the WPSC to reorganize our operations into a holding company structure, which could affect our ability to pay dividends in the future.

We anticipate filing applications in the coming months with the MPSC and the WPSC to reorganize our operations into a holding company structure. Our reorganization may also be subject to an approval or receipt of a waiver from the MPUC. We expect responses from these agencies within approximately six months of filing the applications, although we have no control over the timing of their responses. If this structure is approved by these agencies, we intend to become a holding company with no significant assets other than the stock of our operating subsidiaries. We would rely on dividends from our subsidiaries for our cash flows. Our ability to pay dividends to our shareholders and finance acquisitions would be dependent on the ability of our subsidiaries to generate sufficient net income and cash flows to pay upstream dividends to us.

USE OF PROCEEDS

The net proceeds of this offering (based on an assumed offering price of $8.15 per share), after deducting estimated offering and related transaction fees and expenses and underwriter discounts, all of which are payable by us, are expected to be $16,495,562, or $19,067,396 if the underwriters’ option to purchase additional shares is exercised in full.

We will use the net proceeds of this offering for acquisitions and general corporate purposes. For example, we will use a portion of the net proceeds to construct gas lines to connect new customers to our existing distribution systems in Maine and North Carolina. Please refer to the “Our Business” beginning on page 20 for information on our recent acquisitions and details on our future acquisition strategy.

We also anticipate using a portion of the net proceeds for additional investments in Kykuit. (See “Marketing and Production Operations” beginning on page 33, as well as “Risk Factors” beginning on page 6 and “Certain Relationships and Related Transactions” beginning on page 68 for further information on Kykuit.)

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2007 on a historical basis, our pro forma capitalization as adjusted for this offering of 2,250,000 shares of our common stock at an assumed offering price of $8.15 per share and our intended application of the net proceeds of this offering after consideration of the underwriting discounts and offering expenses.

This table should be read in conjunction with our historical financial information and related notes included elsewhere in this prospectus.

	At December 31, 2007
		Pro Forma
	Historical	as Adjusted

Cash and cash equivalents	$1,905,261	$18,400,823

Long-term debt	$13,000,000	$13,000,000
Stockholders’ Equity
Preferred stock	—	—
Common stock	646,920	984,420
Capital in excess of par value	5,953,433	22,111,495
Retained earnings	22,502,248	22,502,248

Total stockholders’ equity	29,102,601	45,598,163

Total capitalization	$42,102,601	$58,598,163

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock trades on the Nasdaq Global Market under the symbol “EWST.” The following table shows the high and low closing prices of our common stock for the quarters listed. These prices were taken from the Nasdaq Monthly Statistical Reports. On April 28, 2008, our common stock closed at $8.15 per share.

Fiscal Year 2008	High	Low

First Quarter	$10.15	$8.51
Second Quarter	$10.17	$8.41

Fiscal Year 2007	High	Low

First Quarter	$7.96	$6.01
Second Quarter	$8.00	$7.19
Third Quarter	$10.00	$7.40
Fourth Quarter	$10.81	$9.01

Fiscal Year 2006	High	Low

First Quarter	$9.26	$5.47
Second Quarter	$7.73	$5.73
Third Quarter	$7.33	$5.71
Fourth Quarter	$7.33	$5.80

As of April 17, 2008, we had 326 record holders of our common stock. Over the last nine quarters, quarterly dividend payments per common share were:

October 28, 2005	$0.03
January 31, 2006	$0.03
May 31, 2006	$0.05
August 28, 2006	$0.07
November 2, 2006	$0.08
February 13, 2007	$0.09
May 3, 2007	$0.10
September 25, 2007	$0.11
November 19, 2007	$0.11

On October 22, 2007, we amended our credit facility with LaSalle Bank, N.A. (LaSalle) to begin paying monthly, rather than quarterly, cash dividends on our common shares. Our first monthly dividend of $0.036 per share was paid on December 28, 2007. In addition, we paid dividends of $0.036 per share on January 30, 2008, February 28, 2008 and March 28, 2008. We believe we will be able to continue paying cash dividends at similar per share levels following this offering. However, we cannot guarantee cash dividends will continue at similar per share levels.

Restrictions on Payment of Dividends

Our loan with LaSalle restricts our ability to pay dividends. Payment of future cash dividends, if any, and their amounts, will be dependent upon a number of factors, including those restrictions, our earnings, financial requirements, number of shares of capital stock outstanding and other factors deemed relevant by our board of directors. We are permitted to pay dividends no more frequently than once each calendar month. Further, we are forbidden from paying dividends in certain circumstances. For instance, we may not pay a dividend if the dividend, when combined with dividends over the previous five years, would exceed 75% of our net income over those years. For the purposes of this restriction, extraordinary gain, such as the $6.8 million of extraordinary gain associated with the purchase of Frontier Natural Gas and Bangor Gas Company, is not included in net income. Further, if we have purchased or redeemed any of our capital stock during the previous five years, payments for these purchases or redemptions would be included as payments of dividends in determining whether it is permissible to pay the proposed dividend under this restriction.

In addition, we may not pay a dividend if we are in default, or if payment would cause us to be in default, under the terms of our unsecured credit agreement. We also may not pay a dividend if payment would cause our earnings before interest and taxes (EBIT), to be less than twice our interest expense. For the purpose of this restriction, EBIT and interest expense are measured over a four-quarter time period that ends with the most recently completed fiscal quarter. Similarly, we may not pay a dividend if payment would cause our total debt to exceed 65% of our capital. For the purpose of this restriction, total debt and capital are measured for the most recently completed fiscal quarter.

In addition to the LaSalle credit facility, we also have unsecured senior notes outstanding that also contain restrictions on dividend payments. Under our unsecured senior notes, we may not pay a dividend if payment would cause our total payments of dividends for the five years prior to the proposed payment to exceed our consolidated net income for those five years.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated income statement data for the fiscal years ended June 30, 2007, 2006, 2005, 2004 and 2003, and the consolidated balance sheet data as of June 30, 2007, 2006, 2005, 2004 and 2003 has been derived from our audited consolidated financial statements for those periods. The selected consolidated income statement data for the six months ended December 31, 2007 and 2006, and the consolidated balance sheet data as of December 31, 2007 and 2006 have been derived from our unaudited consolidated financial statements for those periods. In our opinion, the unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for those periods. Our results of operations for the six months ended December 31, 2007 may not be indicative of results that may be expected for the full year. Certain prior period revenues and expenses have been reclassified as income from discontinued operations. This data should be read in conjunction with the more detailed information contained in the consolidated financial statements and accompanying notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

	Six Months Ended Dec 31,		Fiscal Year Ended June 30,
	2007	2006	2007	2006	2005	2004	2003

Operating results
Operating revenue	$28,313	$26,497	$59,373	$74,696	$67,889	$58,664	$59,357
Operating expenses
Gas and electric purchases	19,895	19,178	43,806	60,398	53,510	46,981	47,962
General and administrative	4,602	3,101	6,198	6,389	7,309	8,020	8,986
Maintenance	326	245	567	505	521	399	411
Depreciation and amortization	889	850	1,692	1,672	1,790	1,812	1,797
Taxes other than income(1)	864	675	1,697	1,453	1,479	1,058	701

Total operating expenses	26,576	24,049	53,960	70,417	64,609	58,270	59,857

Operating income (loss)	1,737	2,448	5,413	4,279	3,280	394	(500)
Other income-net	190	138	241	391	235	204	114
Total interest charges(2)	530	804	2,124	1,649	2,113	1,933	1,238

Income (loss) before taxes	1,397	1,782	3,530	3,021	1,402	(1,335)	(1,624)
Income tax expense (benefit)	273	665	1,273	1,109	475	(412)	(618)
Discontinued operations (net of tax)	—	(42)	3,955	405	454	367	149
Extraordinary gain (net of tax)	6,819	—	—	—	—	—	—

Net Income (Loss)	$7,943	$1,075	$6,212	$2,317	$1,381	$(556)	$(857)

Basic earnings (loss) per common share	$1.85	$0.24	$1.40	$0.53	$0.35	$(0.14)	$(0.22)
Diluted earnings (loss) per common share	$1.85	$0.24	$1.39	$0.52	$0.35	$(0.14)	$(0.22)
Dividends per common share(3)	$0.25	$0.15	$0.34	$0.12	$0.00	$0.00	$0.27
Weighted average common shares Outstanding — diluted	4,304,559	4,467,768	4,484,073	4,422,069	3,946,019	3,894,681	3,879,731
At year end:
Current assets	$22,823	$31,272	$17,768	$23,669	$15,423	$16,739	$15,790
Total assets	$64,536	$65,913	$51,834	$57,931	$59,433	$61,445	$60,027
Current liabilities	$18,388	$17,715	$7,694	$10,796	$11,525	$16,725	$21,833
Long-term debt	$13,000	$17,318	$13,000	$17,605	$18,677	$21,697	$14,834
Total stockholders’ equity	$29,103	$19,803	$22,296	$19,165	$17,187	$13,401	$13,957

Total capitalization	$42,103	$37,122	$35,296	$36,770	$35,864	$35,098	$28,791

(1)	Taxes other than income include approximately $290,000 increases in property tax in fiscal 2004 and 2005 and another $250,000 in 2007 for additional personal property taxes assessed by the Montana Department of Revenue.

(2)	Total interest charges reflect the costs associated with the addition of $6.0 million of long-term debt and a $2.0 million bridge loan incurred in March 2004. In May 2005, we paid off the $2.0 million bridge loan and during fiscal 2006 we reduced the line of credit significantly, thus reducing interest in fiscal 2006. In fiscal 2007, we refinanced our long-term debt, resulting in the $991,000 expensing of debt issue costs related to the refinanced debt.

(3)	There were no cash dividends paid between April 2003 and September 2005.

OUR BUSINESS

Our Company

Energy West is a natural gas utility with operations in Montana, Wyoming, North Carolina and Maine. We distribute 23 billion cubic feet (bcf) of natural gas annually to approximately 36,000 residential, commercial and industrial customers. As with other utility companies, our utility operations are subject to various state and federal regulations.

In addition to our core natural gas distribution business, we also conduct operations on an unregulated basis. We market approximately 1.6 bcf of natural gas annually to commercial and industrial customers in Montana and Wyoming. We also have an average 60% gross working interest (average 51% net revenue interest) in 162 natural gas producing wells and gas gathering assets that provide our marketing and production operation with a partial hedge when gas prices are greater than the cost of production. In addition, we own the Shoshone interstate and Glacier gathering pipelines located in Montana and Wyoming. We have five reporting segments. Our primary segments are natural gas operations, marketing and production operations and pipeline operations. Our two other segments are discontinued operations and corporate and other. The following chart shows operating income from continuing operations by our three primary operating segments for the latest twelve months ended December 31, 2007.

Energy West Operating Income
Continuing Operations
12 Months Ended December 31, 2007

Impact of Recent Initiatives

In November 2003, several new directors joined our board resulting in a significant shift in the way in which we operate our natural gas utility. We believe many utilities rely heavily on their ability to recover a portion of their operating costs through rate increases authorized by state regulators in order to generate earnings. However, the new board believes that a utility should be operated like any other unregulated business with an eye to increased efficiency and growth. Accordingly, the board appointed a management team that shared the board’s vision for the future of Energy West. Our new management team began a series of initiatives that implemented the board’s entrepreneurial approach. As a result we have reduced operating expenses and inefficiencies, ultimately, we believe, positioning Energy West for future acquisitions.

We also embarked upon a strategy to focus on our natural gas utility and made the strategic decision to exit the propane distribution industry. The propane industry has become increasingly consolidated and operators with access to supply on a national scale have an advantage over smaller propane distributors. Therefore, in April 2007 we sold our propane operations in Arizona. We used the proceeds from this sale to reduce our outstanding debt and strengthen our balance sheet.

Through the plans initiated by our board and implemented by our management team, we have strengthened our balance sheet, focused on controlling our operating costs and worked with our regulators to manage the rate-making process. Below is a performance graph showing our cumulative return over the past three years as compared to the S&P Utilities Index and the S&P 500 Index.

Comparison of 3-Year Cumulative Total Return*

Among ENERGY WEST, Incorporated, the S&P Utilities Index
and the S&P 500 Index

Copyright © 2008 Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved. www.researchdatagroup.com/S&P.htm

	12/04	12/05	12/06	12/07
Energy West	$10,000.00	$14,118.44	$16,703.46	$22,343.97
S&P 500	$10,000.00	$10,491.25	$12,148.48	$12,815.96
S&P Utilities	$10,000.00	$11,684.06	$14,136.57	$16,876.08

*	Results of $10,000 invested on 1/1/2005 in stock or index, including the reinvestment of dividends, as of December 31, 2007. Past performance is not necessarily indicative of future results. Investment in our common stock is subject to a number of risks. For a more detailed discussion of these and other risks that may impact our business, see “Risk Factors” beginning on page 6.

Our earnings from continuing operations for the fiscal year ended June 30, 2007 increased 18% over the same period in 2006 and represent an all-time high for our core natural gas operations. This increase followed an increase of 106% from continuing operations for the fiscal year ended June 30, 2006 over the same period in 2005. For 2006, we were able to achieve these positive results despite a warm winter (leading to reduced sales), historically high natural gas commodity prices, and rising interest rates. In addition, we increased our gross margin by $1.2 million in fiscal 2007 compared to fiscal 2005 and decreased distribution, general and administrative expenses by $1.1 million in fiscal 2007 compared to fiscal 2005. We intend to continue to follow and improve upon these programs.

The following graphs highlight the improvements in our net income, gross margin and operating expenses from fiscal 2003 through fiscal 2007:

Net Income
Continuing Operations
(in thousands)

Gross Margin
Continuing Operations
(in thousands)

Operating Expenses
Continuing Operations
(in thousands)

Restoring Dividends

Because of our strengthened financial condition, we restored cash dividends to our shareholders beginning in October 2005. Since then, our quarterly dividend payments have increased steadily from $0.03 per share in October 2005 to $0.11 per share in November 2007. In addition, in October 2007, we amended our credit facility to allow for the monthly payment of dividends to our shareholders which we began paying in December 2007. On each of January 30, 2008, February 28, 2008 and March 28, 2008, we paid monthly dividends of $0.036 per share for an indicated annual rate of $0.432 per share. We intend to continue paying cash dividends at similar per share levels, and we believe we can continue to do so following this offering. However, we cannot guarantee that our dividend will continue at the current level or increase at the same rate it has increased since 2005.

New Management Team

To further implement the board’s strategy of future growth through acquisitions, we announced several changes in our management team in November 2007. Our new management team is led by Richard M. Osborne as chief executive officer. Mr. Osborne has served as our chairman of the board of directors since November 2005 and plays a key role in developing Energy West’s strategy. Joining Mr. Osborne on our management team are James W. Garrett, who serves as president and chief operating officer, and Thomas J. Smith as vice president and chief financial officer.

Mr. Osborne has over 40 years experience in the gas industry including serving as the president and chief executive officer of OsAir, Inc., a company he founded in 1963, which operates as a property developer and manufacturer of industrial gases for pipeline delivery, and chairman of each of Northeast Ohio Natural Gas Corporation and Orwell Natural Gas Company, natural gas distribution companies based in Mentor, Ohio. Mr. Osborne is also chairman of the board, chief executive officer and a director of John D. Oil and Gas Company, a publicly-held oil and gas exploration company in Mentor, Ohio. He is also chairman of the board of Corning Natural Gas Corporation, a public utility company in Corning, New York.

Mr. Garrett brings 23 years of experience in the gas utility and energy industry, including service as vice president — investor relations of Consolidated Natural Gas Co., an international gas utility and energy company that merged with Dominion Resources, Inc. in 2000. In addition, Mr. Garrett has served with Marathon Oil, American Gas Association and East Ohio Gas in various engineering, operations and financial executive management positions.

Prior to Mr. Garrett’s appointment as president, Mr. Smith had been serving as our interim president. Mr. Smith will remain a member of the board of directors as well as our chief financial officer. Mr. Smith’s background includes serving as president of several local distribution companies, including Northeast Ohio

Natural Gas Corporation and Orwell Natural Gas Company. He is also a director of Corning Natural Gas Corporation and John D. Oil and Gas Company.

For more information about our executive management team, see “Management” 63.

Recent Acquisitions and Future Acquisition Strategy

As a result of our success in strengthening our core business, we are now able to focus on our growth strategy which includes the acquisition and expansion of our natural gas utility operations in small and emerging markets. We regularly evaluate gas utilities of varying sizes for potential acquisition. Our acquisition strategy includes identifying geographic areas that have low market saturation rates in terms of natural gas utilization as a result of historical reliance by customers on alternative fuels such as heating oil. We believe that significant acquisitions in Montana and Wyoming are unlikely because of market saturation levels in excess of 90%. However, we intend to look for smaller acquisitions in Montana and Wyoming that are complimentary to our existing business. We believe the following transactions exemplify this acquisition strategy.

We determined that due to a historical reliance on propane and heating oil, large segments of the North Carolina and Maine markets remain highly unsaturated with penetration rates as low as 1% in some of these areas. For instance, according to the American Gas Association, the national average for natural gas saturation in the residential heating market was approximately 51% in 2005, whereas large segments of the Maine market remain unsaturated, with penetration rates of less than 3%. We believe these low penetration rates are partially the result of these geographic areas being overlooked by other gas distributors in light of this historical reliance on other energy sources and that the high market price of oil over the past several years presents an opportunity for gas distributors to capture a larger share of the energy market in these states.

In 2006 we began investigating potential acquisitions in North Carolina and Maine. On January 30, 2007, we entered stock purchase agreements with Sempra Energy, a California corporation, for the purchase of natural gas distribution companies in each of these states. On October 1, 2007, we consummated the acquisition of Frontier Natural Gas, which operates a natural gas utility in Elkin, North Carolina. The purchase price was $4.9 million in cash. On December 1, 2007, we acquired Bangor Gas Company, a natural gas utility in Bangor, Maine for a purchase price of $434,000.

Frontier Natural Gas and Bangor Gas Company provided us with a unique opportunity to gain market shares within these service areas since their distribution systems are relatively new and have considerable incremental capacity available to sustain a greater customer load. The acquisitions of Frontier Natural Gas and Bangor Gas Company provide us with substantial new assets and potential customers in those service areas, including 148 miles of transmission pipeline and 237 miles of distribution system. We will use a portion of the proceeds of this offering to connect new customers to our existing mains.

We intend to continue to look for natural gas utilities to acquire. While we believe that the best opportunities for growth remain outside Montana and Wyoming, there may be acquisitions in these states that would be attractive to us because of economies of scale. For example, on December 18, 2007 we entered into a stock purchase agreement with shareholders of the Cut Bank Gas Company, a natural gas utility serving Cut Bank, Montana (Cut Bank Gas), to acquire 83.16% of the outstanding shares of Cut Bank Gas for a purchase price of $500,000 paid in shares of our common stock. In addition, we intend to offer to purchase the remaining shares of Cut Bank Gas from the shareholders holding such shares for a purchase price of $100,000 paid in shares of our common stock. The service territory of Cut Bank Gas is in close proximity to our current production and gathering assets making this an attractive acquisition for us. The acquisition of Cut Bank Gas is subject to approval by the MPSC and is anticipated to be completed by July 2008. In addition, we recently entered preliminary discussions regarding the possible acquisitions of two natural gas distribution companies with approximately 20,500 customers primarily in northeast Ohio, which could increase our current customer base by more than 50%. Richard M. Osborne, our chairman, owns 100% of these companies and Thomas J. Smith, our chief financial officer, serves as president of these companies, and our board has formed a committee of independent directors to conduct these discussions on behalf of the Company. These discussions are preliminary and we have only begun our analysis of the potential acquisitions of these companies. We cannot predict whether we will acquire these companies, whether the acquisitions would be made on terms favorable to us, or whether we will expand into Ohio at all.

Even though we are a small utility serving approximately 36,000 customers, we believe we have the operating expertise to handle a significantly greater number of customers. For example, several operational managers have joined our team who had natural gas utility experience with significantly larger companies. We intend to focus on acquisitions that will enable us to grow our customer base and fully utilize our personnel. We believe that there are opportunities to acquire financially-sound smaller natural gas utility companies that are individually owned or controlled. In addition, we intend to target larger diversified utility companies that have a natural gas distribution operating segment that they are willing to sell.

Our acquisition strategy includes combining newly acquired operations with our current operations to maximize efficiency and profitability. Upon acquiring a distribution company, management intends to centralize functions (i.e. accounting) or decentralize functions (i.e. gas marketing), as appropriate. We believe that throughout the utility industry, there has recently been too much centralization, which has led to local operating inefficiencies. Management will evaluate each acquisition and determine the right balance of centralization and decentralization. Moreover, individual companies will function as profit centers and we intend to put in place appropriate entrepreneurial oriented incentive compensation plans. We believe our senior management’s gas utility experience and expertise will improve the acquired company’s operating efficiency and gas marketing capabilities, and as a result, its profitability.

We may acquire natural gas utilities that have related non-regulated operations such as gathering, storage and marketing operations. Although these non-regulated operations are not the focus of our acquisition strategy, we will not disregard a potential target because of these operations. Rather, upon consummation of the acquisition, we will evaluate the non-regulated operations to determine whether these operations could be complimentary to our core business or whether they should be divested.

Finally, even though we intend to further grow the company, we believe it was our focus on efficiently operating our existing businesses and managing our capital investments that put us in the position to pursue acquisitions. Therefore, we intend to continue to focus on efficient and effective management while implementing our acquisition strategy. This continued focus will include:

•	cost-effective expansion of our existing customer base by prudently managing capital expenditures and ensuring that new customers provide sufficient margins for an appropriate return on the additional resources and investment required to serve these customers,

•	appropriate regulatory treatment of increases in the cost of natural gas,

•	continuous improvement of our operational efficiencies,

•	management of cash flow to reduce our existing debt, and

•	maintenance and improvement of our positive reputation with our regulators and customers.

New Holding Company Structure

In the coming months, we anticipate filing applications with the MPSC and the WPSC to reorganize our operations into a holding company structure. We expect responses from the MPSC and WPSC within approximately six months of filing the applications. We believe that a holding company structure will provide us the flexibility to make future acquisitions through subsidiaries of the holding company rather than Energy West or our subsidiaries.

If the reorganization is approved, Energy West would become a holding company that would indirectly conduct the businesses of all of our operating subsidiaries and our operating subsidiaries would become wholly-owned subsidiaries of Energy West. In addition, the number of shares of common stock of the holding company outstanding immediately after the merger would be equal to the number of shares of common stock of Energy West outstanding prior to the merger. After the merger, each shareholder of common stock of

Energy West would own a corresponding percentage of shares of common stock of the holding company with identical designations, preferences, limitations, and rights.

Recent Industry Trends

Since 2000, domestic energy markets have experienced significant price increases and price volatility. Natural gas markets have been particularly volatile, principally due to weather and concerns over supply. Rising natural gas prices have resulted in a surge in supply-related investment that we believe has stabilized domestic production. Increasing supplies and price-induced conservation have favorably impacted natural gas prices and we believe this trend is likely to continue. Given the current environment, we expect that natural gas will maintain a favorable competitive position compared to other fossil fuels which have also experienced significant price increases. We believe that conditions are favorable for consumers to convert to natural gas from more expensive fossil fuels even if the cost of conversion includes equipment purchases. In addition, given natural gas’ clean burning attributes, we believe environmental regulations may enhance this competitive outlook.

Reporting Segments

We currently have five reporting segments. Our segments are natural gas operations, marketing and production operations, pipeline operations, propane operations (aka discontinued operations) and the recently established reporting segment “corporate and other.”

• Natural Gas Operations	We distribute approximately 23 billion cubic feet of natural gas to approximately 36,000 customers through regulated utilities operating in and around Great Falls and West Yellowstone, Montana, Cody, Wyoming, Elkin, North Carolina and Bangor, Maine. The approximate population of the service territories is 173,000. The operation in Elkin, North Carolina was added October 1, 2007. The operation in Bangor, Maine was added December 1, 2007.

• Marketing and Production Operations (EWR; MRP)	We market approximately 1.6 billion cubic feet of natural gas to commercial and industrial customers in Montana and Wyoming and manage midstream supply and production assets for transportation customers and utilities through our subsidiary, Energy West Resources, Inc. (EWR). EWR owns an average 60% gross working interest (an average 51% net revenue interest) in 162 natural gas producing wells and gas gathering assets. Energy West Propane, Inc. dba Missouri River Propane (MRP), our small Montana wholesale distribution company that sells propane to our affiliated utility, had been reported in Propane Operations. It is now being reported in marketing and production operations.

In addition, during fiscal year 2008, EWR invested in 19.8% of the membership interests of Kykuit Resources, LLC (Kykuit), a developer and operator of oil, gas and mineral leasehold estates located in Montana. The cost method of accounting is used to account for income and losses from this investment. There was no material gain or loss in the first six months of fiscal year 2008.

• Pipeline Operations (EWD)	We own the Shoshone interstate and the Glacier gathering natural gas pipelines located in Montana and Wyoming through our subsidiary Energy West Development, Inc. (EWD). Certain natural gas producing wells owned by our pipeline operations are being managed and reported under marketing and production operations.

• Propane Operations (Discontinued Operations)	We annually distributed approximately 5.4 million gallons of propane to approximately 8,000 customers through utilities operating underground vapor systems in and around Payson, Pine, and Strawberry, Arizona and retail distribution of bulk propane to approximately 2,300 customers in the same Arizona communities. The Arizona assets were sold during fiscal year 2007, and the results of operations for the propane assets related to this sale have been reclassified as income from discontinued operations. The associated assets and liabilities are shown on the consolidated balance sheet as “Assets held for sale” and “Liabilities held for sale.” (See Note 5 of the Notes to Condensed Consolidated Interim Financial Statements.) MRP, our small Montana wholesale distribution company that sells propane to our affiliated utility, had been reported in propane operations. It is now being reported in marketing and production operations.

• Corporate and Other	This segment was not reported prior to the second quarter of fiscal year 2008. Corporate and Other was established to encompass the results of corporate acquisitions and other equity transactions. The extraordinary gain of $6.8 million from the acquisition of properties in the second quarter of fiscal year 2008 has been reported in this segment.

The following is a map of the areas in which our natural gas operations, marketing and production operations and pipeline operations are located.

Natural Gas Operations

Our natural gas operations are located in Montana, Wyoming, North Carolina and Maine. Our revenues from the natural gas operations are generated through tariffs regulated by the state utility commissions of those states.

In many states, including Montana, Wyoming and North Carolina, the tariff rates of natural gas utilities are generally established to allow the utility to earn revenue sufficient to recover operating and maintenance costs, plus profits in amounts equal to a reasonable rate of return on their “rate base.” A gas utility’s rate base generally includes the utility’s original cost, cost of inventory and an allowance for working capital, less accumulated depreciation of installed used and useful gas pipeline and other gas distribution or transmission facilities. In Maine, our tariff rates and permitted rate of return are not based upon the concept of rate base, but are based upon historical costs of alternative fuels so that we may compete with distributors of such fuels, and if we exceed a given rate of return, excess earnings are shared with our gas customers.

We distribute approximately 23 bcf of natural gas annually to approximately 36,000 customers in and around Great Falls and West Yellowstone, Montana, Cody, Wyoming, Elkin, North Carolina and Bangor, Maine. The approximate population of these service territories is 173,000. The following table summarizes certain information regarding our actual and potential residential customers in each of our geographic service areas in the states in which we operate natural gas utilities. For the purposes of this table and our analysis of “Estimated Potential Customers” in Maine and North Carolina, we considered any household located within 100 feet (or less) of our existing main lines (500 feet in the case of businesses) to be a “potential” customer because the only capital expense of providing such a household (or business) with gas service would be the installation of a service line connected to our existing main line, and installing service lines of this size would be cost-effective. With respect to Montana and Wyoming, however, all households and businesses within our service areas that are not yet customers were included as potential customers regardless of their distance from existing gas mains, since we have extensive facilities in these service areas.

	Residential				Commercial/Other
		Estimated				Estimated
	Existing	Potential		Saturation	Existing	Potential		Saturation
	Customers(1)	Customers		Rates(6)	Customers(1)	Customers		Rates(6)

Recent Acquisitions:
Maine Service Area	207	3,018	(2)	7%	289	1,072	(2)	27%
North Carolina Service Area	379	2,484	(3)	15%	344	2,116	(3)	16%

	586	5,502			633	3,188

Existing Operations:
Montana Service Area	25,487	25,594	(4)	100%	2,887	2,887	(5)	100%
Wyoming Service Area	5,434	5,990	(4)	91%	817	817	(5)	100%

	30,921	31,584			3,704	3,704

TOTALS:	31,507	37,086			4,344	6,892

(1)	Existing residential (household) and commercial customer numbers are derived from our internal records.

(2)	For Maine, potential residential and other customer numbers were determined by a physical count by us of customers within our Maine service areas.

(3)	For North Carolina, potential residential and other customer numbers are estimated based on footage of main.

(4)	Potential residential customers for Montana and Wyoming are derived using population figures estimated by the U.S. Census Bureau as of July 1, 2006 divided by the average household size calculated by the U.S. Census Bureau.

(5)	For commercial and other, our existing customers are considered to comprise 100% of our potential customers in Montana and Wyoming.

(6)	Saturation rates are derived using number of existing customers divided by number of potential customers.

As the above table indicates, our residential and commercial saturation rates are low in Maine and North Carolina presenting us with significant opportunities for growth. The following table sets forth the areas that we service, the population estimates for these areas and the number of customers that we maintain in these areas.

	Population
	Estimates	Customers		Customer
Service Areas	July 1, 2006(1)	Residential	Other	Total

Maine	59,375	207	289	496
Bangor, Penobscot County	31,008	49	181	230
Brewer, Penobscot County	9,079	30	37	67
Old Town, Penobscot County	7,723	45	14	59
Orono/Veazie, Penobscot County	11,565	83	57	140
Montana	58,986	25,487	2,887	28,374
Cascade, Cascade County	789	265	43	308
Great Falls, Cascade County	56,215	24,821	2,691	27,512
Ulm, Cascade County(2)	750
West Yellowstone, Gallatin County	1,232	401	153	554
North Carolina	40,275	379	344	723
Jefferson, Ashe County	1,370	8	20	28
West Jefferson, Ashe County(2)	1,131
Dobson town, Surry County	1,506	63	134	197
Elkin (part), Surry County(2)	4,243
Mount Airy, Surry County(2)	8,457
Boone, Watauga County	13,328	15	55	70
Norlina, Warren County	1,034	142	29	171
Warrenton, Warren County(2)	751
Elkin (part), Wilkes County	73	24	56	80
Wilkesboro, Wilkes County(2)	3,195
Jonesville, Yadkin County	2,294	127	50	177
Yadkinville, Yadkin County(2)	2,893
Wyoming	14,377	5,434	817	6,251
Cody/Meeteetse, Park County	14,377	5,434	817	6,251
TOTALS:	173,013	31,507	4,337	35,844

(1)	Population figures are estimated by the Census Bureau as of July 1, 2006.

(2)	Our internal records group the actual customer counts for these areas with larger cities or towns in the same county.

Natural Gas — Montana

Our operations in Montana provide natural gas service to customers in and around Great Falls and West Yellowstone, Montana and manage an underground propane vapor system in Cascade, Montana. The operations’ service area has a population of approximately 56,000 in the Great Falls area, 1,200 in the West Yellowstone area, and 790 in the Cascade area. Our Montana operations provide service to approximately 28,000 customers.

Our operations in Montana have right of way privileges for its distribution systems either through franchise agreements or right of way agreements within its respective service territories. The Great Falls distribution component of our Montana operations also provides natural gas transportation service to certain customers who purchase natural gas from other suppliers.

Our operations are subject to regulation by the MPSC. The MPSC regulates rates, adequacy of service, issuance of securities, compliance with U.S. Department of Transportation safety regulations and other matters. Our Montana operations received orders during fiscal 2005 from the MPSC respecting distribution rates in both Great Falls and West Yellowstone, Montana. These orders were effective on an interim basis on November 1, 2004 and made final effective September 1, 2005. The rate order effectively granted full recovery of the increased property tax liability for fiscal years 1999 through 2001 resulting from the settlement reached with the Montana Department of Revenue in fiscal 2004. It also provided recovery of other operating expenses as we requested. The West Yellowstone rate order granted relief related to its share of the Montana Department of Revenue settlement as well as other operating expenses.

Our tariffs allow an overall return on rate base of 9.08%. At December 31, 2007, our total rate base in Montana was approximately $19,619,568.

The following table shows our Montana operations’ revenues by customer class for the fiscal year ended June 30, 2007 and the two preceding fiscal years:

Gas Revenue

	Years Ended June 30,
	2007	2006	2005
	(In thousands)

Residential	$19,827	$22,155	$18,116
Commercial	12,894	14,233	11,437
Transportation	2,058	1,961	1,939

Total	$34,779	$38,349	$31,492

Note: Higher revenue in fiscal 2006 compared to fiscal 2007 and fiscal 2005 are due to higher gas costs which are passed on to the customers in accordance with approvals from the MPSC.

The following table shows the volumes of natural gas, expressed in millions of cubic feet (MMcf) sold or transported by our Montana operations for the fiscal year ended June 30, 2007 and the two preceding fiscal years:

Gas Volumes

	Years Ended June 30,
	2007	2006	2005
	(In MMcf)

Residential	2,097	1,978	2,136
Commercial	1,267	1,210	1,267
Transportation	1,526	1,524	1,493

Total Gas Sales	4,890	4,712	4,896

Note: Volumes were lower in fiscal 2006 compared to fiscal 2007 and fiscal 2005 primarily due to warmer weather.

The MPSC allows customers to choose a natural gas supplier other than our operations; however, we provide gas transportation services to customers who purchase from other suppliers.

Our Montana operations use the Northwestern Energy pipeline transmission system to transport supplies of natural gas for its core load and to provide transportation and balancing services to customers who have chosen to obtain natural gas from other suppliers. In 2000, we entered into a ten-year transportation agreement with Northwestern Energy that fixes the cost of pipeline and storage capacity for our Montana operations.

Our operations generate revenues under regulated tariffs designed to recover a base cost of gas and administrative and operating expenses and to provide a sufficient rate of return to cover interest and profit. Our operations’ tariffs include a purchased gas adjustment clause, which allows our operations to adjust rates periodically to recover changes in gas costs.

Natural Gas — Wyoming

Our operations in Wyoming provide natural gas service to customers in and around Cody, Meeteetse and Ralston, Wyoming. This service area has a population of approximately 14,000. Our marketing and production operation supplies natural gas to our Wyoming operations pursuant to an agreement continuing through October 2010.

Our operations in Wyoming have a certificate of public convenience and necessity granted by the WPSC for transportation and distribution covering the west side of the Big Horn Basin, which extends approximately 70 miles north and south and 40 miles east and west from Cody. Our Wyoming operations provide service to approximately 6,300 customers, including one large industrial customer. Our Wyoming operations also offer transportation through its pipeline system. This service is designed to permit producers and other purchasers of gas to transport their gas to markets outside of our Wyoming operations’ distribution and transmission system.

Our tariffs allow an overall return on rate base of 9.33%. At December 31, 2007, our total rate base in Wyoming was approximately $8,448,245.

The following table shows our Wyoming operations’ revenues by customer class for the fiscal year ended June 30, 2007 and the two preceding fiscal years:

Gas Revenue

	Years Ended June 30,
	2007	2006	2005
	(In thousands)

Residential	$4,657	$5,883	$4,805
Commercial	4,348	5,771	4,434
Industrial	2,990	5,741	4,059

Total	$11,995	$17,395	$13,298

Note: Higher revenues were realized in fiscal 2006 and 2005 compared to fiscal 2007 due to higher gas costs which are passed on to the customers in accordance with approvals from the WPSC.

The following table shows volumes of natural gas, expressed in MMcf, sold by our Wyoming operations for the fiscal year ended June 30, 2007 and the two preceding fiscal years:

Gas Volumes

	Years Ended June 30,
	2007	2006	2005
	(In MMcf)

Residential	526	478	519
Commercial	593	567	582
Industrial	472	684	643

Total Gas Sales	1,591	1,729	1,744

Our Wyoming operations generate its revenues through tariffs regulated by the WPSC. The tariffs are structured to enable us to recover a base cost of gas and administrative and operating expenses to provide a sufficient rate of return on investment. Our rate of return is subject to annual review by the WPSC. Our Wyoming operations’ tariffs include a purchased gas adjustment clause, which allows our Wyoming operations to adjust rates periodically to recover changes in gas costs.

Our Wyoming operations have an industrial customer whose gas sales rates are subject to an industrial tariff, which provides for lower incremental prices as higher volumes are used. This customer accounted for approximately 25% of the revenues of our Wyoming operations and approximately 6% of the consolidated revenues of the natural gas segment of our business. This customer’s business is cyclical and depends upon the level of housing starts in their market areas.

Our Wyoming operations transport gas for third parties pursuant to a tariff filed with and approved by the WPSC. The terms of the transportation tariff (currently between $.08 and $.31 per thousand cubic feet (Mcf)) are approved by the WPSC.

Natural Gas — North Carolina

On October 1, 2007, we acquired Frontier Natural Gas, a natural gas utility in Elkin, North Carolina. The purchase price was $4.9 million in cash. Our North Carolina operations provide natural gas service to customers in Ashe, Surry, Warren, Wilkes, Watauga, and Yadkin Counties. This service area has a population of approximately 40,000 people. The major communities in our North Carolina service area are Boone, Elkin, Mount Airy, Wilkesboro, Warrenton and Yadkinville. We have certificates of public convenience and necessity granted by the NCUC for transportation and distribution in these counties and franchise agreements with municipalities located within these counties.

Our North Carolina operations provide service to approximately 700 residential, commercial and industrial customers through 138 miles of transmission pipeline and 149 miles of distribution system. We offer transportation services to sixteen customers through special pricing contracts. Since acquiring Frontier Natural Gas on October 1, 2007, these customers have accounted for approximately 60% of the revenues of our North Carolina operation for the 2008 fiscal year.

On an annual basis, Frontier Natural Gas distributes approximately 2,543 MMcf. For the three months since the acquisition, we distributed approximately 623 MMcf.

Our North Carolina operations generate revenues under tariffs regulated by the NCUC. The tariffs are structured to enable us to recover a base cost of gas and administrative and operating expenses to provide a sufficient rate of return. In connection with our acquisition of Frontier Natural Gas, Energy West and NCUC agreed to extend the rate plan in place at the time of the acquisition for a period of five years. Accordingly, the NCUC Public Staff will not seek to reduce our rates during that period, and we can not seek a rate increase in North Carolina during that time absent extraordinary circumstances. The North Carolina regulatory framework, however, incorporates a purchased-gas commodity cost adjustment mechanism that allows us to adjust rates periodically to recover changes in wholesale gas costs.

Natural Gas — Maine

On December 1, 2007 we acquired Bangor Gas Company, a natural gas utility in Bangor, Maine, for a purchase price of $434,000. Our operations in Maine provide natural gas service to customers in Bangor, Brewer, Old Town, Orono and Veazie through 10 miles of transmission pipeline and 86 miles of distribution system. This service area has a population of approximately 59,000 people. We have certificates of public convenience and necessity granted by the MPUC for our Maine service territories.

Our Maine operations provide service to approximately 500 residential, commercial and industrial customers. We offer transportation services to nineteen customers through special pricing contracts. These customers accounted for approximately 38% of the revenues of our Maine operations in 2007.

On an annual basis, Bangor Gas Company distributes approximately 14,650 MMcf. For the one month following the acquisition, December of 2007, we distributed approximately 1,430 MMcf.

Our Maine operation generates revenues under tariffs regulated by the MPUC, and as in other states, our tariffs are generally structured to enable us to realize a sufficient rate of return on investment. However, our tariffs and permitted return are not based upon a “rate base” as in other states, but on an alternative framework. Because heating oil and other alternative fuels are historically prevalent in Maine and because Bangor Gas Company entered the market in 1999 with few customers and sizeable start-up costs, the MPUC established a rate plan for Bangor Gas Company that was based upon the costs of distribution of alternative fuels. The goal of this alternative framework was to allow Bangor Gas Company to compete as a start-up gas utility with distributors of alternative fuels.

Accordingly, our rates include transportation charges and customer charges, but our rates may not exceed certain thresholds established in relation to rates for alternative fuels with which we compete. Additionally, if our cumulative profits exceed certain levels, we are then subject to a revenue sharing mechanism. Under the management of Sempra Energy prior to our acquisition in December 2007, Bangor Gas Company never exceeded that cumulative profit level; thus, the revenue sharing mechanism was never triggered.

Our Maine tariffs also include a purchased gas adjustment clause, which allows our operation to adjust rates periodically to recover changes in gas costs. We are also able to negotiate individual special contracts with transportation customers. In connection with our acquisition of Bangor Gas Company, the MPUC extended the ten-year rate plan that had been established in 1999 for Bangor Gas Company for an additional three years. Accordingly, we can not seek a new rate plan in Maine until late 2012. However, our current rate plan allows for certain periodic increases and adjustments to our tariffs.

Marketing and Production Operations

We market approximately 1.6 bcf of natural gas annually to commercial and industrial customers in Montana and Wyoming and manage midstream supply and production assets for transportation customers and utilities through our subsidiary, EWR. In order to provide a stable source of natural gas for a portion of its requirements, EWR purchased ownership in two natural gas production properties and three gathering systems, located in north central Montana, in May 2002 and March 2003. EWR currently holds an average 60% gross working interest (average 51% net revenue interest) in 162 natural gas producing wells in operation. This production gives EWR a partial natural hedge when market prices of natural gas are greater than the cost of production. The gas production from these wells and assets provided approximately 19% of the volume requirements for EWR in fiscal 2007. We acquired our interests in the wells by quitclaim deeds conveying interests in certain oil and gas leases for the wells from sellers who were in financial distress. We chose to purchase their interests despite the uncertain nature of the conveyance because we were able to negotiate purchase prices that, we believe, were fair and reasonable under, and accounted for, that circumstance. It is possible that our interests will be challenged in the future, but no such challenge has been made since acquiring the interests in 2002 and 2003 and we have no notice that such a challenge is forthcoming.

Additionally, EWR recently acquired a 19.8% ownership interest in Kykuit, a developer and operator of oil, gas and mineral leasehold estates located in Montana. We have invested a total of approximately $584,000 in Kykuit and may invest additional funds in the future as Kykuit provides a supply of natural gas in close proximity to our natural gas operations in Montana. However, our obligations to make additional investments in Kykuit are limited under the Kykuit operating agreement. We are entitled to cease further investments in Kykuit if, in our reasonable discretion after the results of certain initial exploration activities are known, we deem the venture unworthy of further investments. Even if the venture is reasonably successful, we are obligated to invest no more than an additional $2.4 million over the life of the venture. Other investors in Kykuit include our chairman of the board, Richard M. Osborne, another board member, Steven A. Calabrese, and John D. Oil and Gas Company, a publicly held gas exploration company, which is also the managing member of Kykuit. Also, Mr. Osborne is the chairman of the board and chief executive officer, and Mr. Grossi, Mr. Smail, Mr. Smith and Mr. Calabrese are directors of John D. Oil and Gas Company.

Further, notwithstanding our investment in Kykuit, our primary focus continues to be our Natural Gas Operations segment. Our acquisitions of Frontier Natural Gas and Bangor Gas Company, pending acquisition of Cut Bank Gas and sale of our Arizona propane operations are representative of our focus on expanding our gas utility operations by identifying additional local distribution companies for potential acquisition. Other than Kykuit, we have no current plans for additional investments in our Marketing and Production Operations segment other than developmental drilling as necessary.

In furtherance of management’s focus on our core business of natural gas distribution, in fiscal 2003, our marketing and production operation exited the electricity marketing business by not renewing its electric contracts as they expired. As a result, during fiscal 2007, 2006, and 2005, we had only one remaining electric contract with a margin of $48,000, $48,000, and $34,000, respectively, in each of those three years. The electricity operations are reported within continuing operations because we use the same employees with the same overhead as our Marketing and Production Operations.

Pipeline Operations

We operate two natural gas pipelines, the “Glacier” natural gas gathering pipeline placed in service in July 2002 and the “Shoshone” transmission pipeline placed in service in March 2003. The pipelines extend from the north of Cody, Wyoming to Warren, Montana. The Shoshone pipeline is approximately 30 miles in length, is a bidirectional pipeline that transports natural gas between Montana and Wyoming. This enables us to sell natural gas to customers in Wyoming and Montana through our EWR subsidiary and gives EWR access to the AECO and CIG natural gas price indices. The Glacier gathering pipeline is approximately 40 miles in length and enables us to transport production gas for processing. We believe that our pipeline operations represent an opportunity to increase our profitability over time by taking advantage of summer/winter pricing differentials as well as AECO/CIG natural gas index differentials and to continue transporting more production gas to market. We currently are seeking ways in which we can maximize our pipeline operations by increasing the capacity and throughput of our existing pipeline assets.

Corporate and Other

Our “Corporate and Other” reporting segment was established during our 2008 fiscal year. It is intended primarily to encompass the results of corporate acquisitions and other equity transactions. As we continue to implement our acquisition strategy and grow, we will likely report certain income and expense items associated with potential and completed acquisitions under this reporting segment. Further, in the event we receive regulatory approval to create a holding company structure, we may report certain other income and expense items associated with the holding company in this reporting segment.

Our first significant event reported under this segment was a deferred tax asset that was the result of our recent acquisitions of two natural gas utilities. On October 1, 2007, we completed the acquisition of Frontier Natural Gas, a natural gas utility in Elkin, North Carolina for a total purchase price of approximately $4.9 million. On December 1, 2007, we completed the acquisition of Bangor Gas Company, a Maine natural gas utility, for a total purchase price of approximately $434,000.

Under Financial Accounting Standards (FAS) 141, we recorded these stock acquisitions as if the net assets of the targets were acquired. For income tax purposes, we are permitted to “succeed” to the operations of the acquired companies, and thereby continue to depreciate the assets at their historical tax cost bases. As a result, we may continue to depreciate approximately $79.0 million of capital assets using the useful lives and rates employed by Frontier Natural Gas and Bangor Gas Company. This treatment results in a potential future federal and state income tax benefit of approximately $16.9 million over a 24-year period using applicable federal and state income tax rates. Under Internal Revenue Code Section 382, our ability to recognize tax deductions as a result of this tax benefit will be limited during the first 5 years following the acquisitions.

Following FAS 109, our balance sheet at December 31, 2007 reflects a gross deferred tax asset of approximately $16.9 million, offset by a valuation allowance of approximately $5.3 million, resulting in a net deferred tax asset associated with the acquisition of approximately $11.6 million. The excess of the net deferred tax assets received in the transactions over their respective purchase prices has been reflected as an extraordinary gain of approximately $6.8 million on the accompanying statement of income in accordance with the provisions of FAS 141.

Propane Operations — (Discontinued Operations)

Until March 31, 2007, we were engaged in the regulated sale of propane under the business name Energy West Arizona (EWA) and the unregulated sale of propane under the business name Energy West Propane — Arizona (EWPA), collectively known as EWP. EWP distributed propane in the Payson, Pine, and Strawberry, Arizona area located about 75 miles northeast of Phoenix in the Arizona Rim Country. EWP’s service area included approximately 575 square miles and a population of approximately 50,000.

The propane industry has become increasingly consolidated and operators with access to supply on a national scale have an advantage over smaller propane distributors. Therefore, in April 2007 we sold our propane operations in Arizona. We used the proceeds from this sale to reduce our outstanding debt and strengthen our balance sheet. Our propane operation is disclosed as discontinued operations in this prospectus. The small Montana wholesale distribution of propane to our affiliated utility, MRP, that had been reported in our propane operation is now reported in our marketing and production operation.

Competition

The traditional competition we face in our distribution and sales of natural gas is from suppliers of fuels other than natural gas, including electricity, oil, propane, coal, and wood. Traditionally, the principal considerations affecting a customer’s selection of utility gas service over competing energy sources include service, price, equipment costs, reliability, and ease of delivery. In addition, the type of equipment already installed in a business or residence significantly affects the customer’s choice of energy. However, with respect to our most significant service territories, Great Falls, Montana and Cody, Wyoming, saturation rates for natural gas are very high. Therefore, previously installed equipment is not a significant competition factor in those territories. Households in recent years have generally preferred the installation of natural gas and/or propane for space and water heating as an energy source. We face more intense competition in West Yellowstone and Cascade, Montana, North Carolina and Maine due to the cost of competing fuels than we face in the Great Falls area of Montana and our service territory in Wyoming.

Our marketing and production operations’ principal competition is from other natural gas marketing firms doing business in Montana and Wyoming.

Gas Supply Marketers and Gas Supply Contracts

We purchase gas for our natural gas operations and marketing and production operations from various gas supply marketers. For the past several years, the primary gas supply marketers for our natural gas distribution operations have been Jefferson Energy Trading, LLC (Jetco) and Tenaska Marketing Ventures. Jetco has also been a significant gas supply marketer for our marketing and production subsidiary, EWR. Other gas supply marketers are also used by EWR from time to time. EWR also supplies itself with natural gas through ownership of an average 60% gross working interest (51% net revenue interest) in 162 natural gas producing wells in operation in north central Montana. This production gives EWR a partial natural hedge when market prices of natural gas are greater than the cost of production. The gas production from these wells and assets provided approximately 19% of the volume requirements for EWR in fiscal 2007. In North Carolina, our primary gas supply marketer for Frontier Natural Gas is BP Energy, and in Maine, our primary gas supply marketer for Bangor Gas Company is Emera Energy Services.

We purchase and store gas for distribution later in the year. We also enter agreements to buy or sell gas at a fixed price. We may use such arrangements to protect profit margins on future obligations to deliver gas at a fixed price, or to attempt to protect against adverse effects of potential market price declines on future obligations to purchase gas at fixed prices.

Governmental Regulation

State Regulation

Our continuing utility operations are subject to regulation by the MPSC, WPSC, NCUC and MPUC as to rates, service area, adequacy of service and safety standards. This regulation plays a significant role in determining our profitability. These authorities regulate many aspects of our distribution operations, including construction and maintenance of facilities, operations, safety, the rates we may charge customers, the terms of service to our customers and the rate of return we are allowed to realize. The various regulatory commissions approve rates intended to permit a reasonable rate of return on investment. Our tariffs allow gas cost to be recovered in full (barring a finding of imprudence) in regular (as often as monthly) rate adjustments. These pricing mechanisms have substantially reduced any delay between the incurrence and recovery of gas costs.

Local distribution companies periodically file rate cases with state regulatory authorities to seek permission to increase rates. We monitor our need to file rate cases with state regulators for such rate increases for our retail gas and transportation services. Through these rate cases, we are able to adjust the prices we charge customers for selling and transporting natural gas. However, in connection with our acquisitions of Frontier Natural Gas and Bangor Gas Company, the NCUC and MPUC extended the rate plans in effect at the time of acquisition for these entities for a period of five years. Accordingly, we can not seek a new rate plan in these states during that time, although the Maine rate plan does allow us to periodically increase and adjust our rates within certain parameters within our rate plan.

Franchise Agreements

In addition to being regulated by state regulatory agencies, local distribution companies are often subject to franchise agreements entered with local governments. While the number of local governments that require franchise agreements is diminishing historically, most of the local governments in our service areas still require them. Accordingly, when and where franchise agreements are required, we enter agreements for franchises with the cities and communities in which we operate authorizing us to place our facilities in the streets and public grounds. Generally, no utility may obtain a franchise until it has obtained approval from the relevant state regulatory agency to bid on a local franchise. We attempt to acquire or reacquire franchises whenever feasible. Where they are required, without a franchise, a local government could require us to cease our occupation of the streets and public grounds or prohibit us from extending our facilities into any new area of that city or community. To date, the absence of a franchise has caused no adverse effect on our operations.

In Montana, we hold a franchise in the city of Great Falls, and we are in the process of renewing our West Yellowstone franchise agreement. In Wyoming we hold franchises in the cities of Cody and Meeteetse. In North Carolina, the right to distribute gas is regulated by the NCUC, which generally divides service territories by county, and we have been granted the right by the NCUC to distribute gas in the six counties in which we operate under certificates of public convenience and necessity from the NCUC. We also have franchise agreements with all of the incorporated municipalities in those six counties to install and operate gas lines in those municipalities’ streets and right-of-ways. In Maine, we have been granted the right by the MPUC to distribute gas in our service areas under certificates of public convenience and necessity. We are not required to obtain franchise agreements for our Maine operations.

Federal Regulations

Our interstate operations are also subject to federal regulations with respect to rates, services, construction/maintenance and safety standards. This regulation plays a significant role in determining our profitability. Various aspects of the transportation of natural gas are also subject to, or affected by, federal regulation under the Natural Gas Act (NGA), the Natural Gas Policy Act of 1978 and the Natural Gas Wellhead Decontrol Act of 1989. FERC is the federal agency vested with authority to regulate the interstate gas transportation industry. Among aspects of our business subject to FERC regulation, our Shoshone Pipeline is subject to certain FERC regulations applicable to interstate activities, including (among other things) regulations regarding rates charged. Our pipeline rates must be filed with FERC. The Shoshone Pipeline has rates on file with FERC for firm and interruptible transportation that have been determined to be just and reasonable. The operations of the Shoshone Pipeline are subject to certain standards of conduct established by FERC that require the Shoshone Pipeline to operate separately from, and without sharing confidential business information with, EWR to the maximum extent practicable. In contrast, FERC has determined that our interstate pipeline and Energy West Wyoming, the division of Energy West, Incorporated that distributes natural gas in Wyoming, may share operating personnel so long as Energy West Wyoming does not market natural gas.

Under certain circumstances, gathering pipelines are exempt from regulation by FERC. Our Glacier gathering pipeline has been determined to be non-jurisdictional by FERC, and is therefore not subject to regulation by FERC.

Our interstate pipeline operations are also subject to federal safety standards promulgated by the Department of Transportation under applicable federal pipeline safety legislation, as supplemented by various state safety statutes and regulations.

EWR is authorized by FERC to sell wholesale electricity in interstate commerce. These operations are subject to the Federal Power Act. However, FERC has determined that Energy West shall be an exempt public utility holding company.

Seasonality

Our business and that of our subsidiaries in all segments is temperature-sensitive. In any given period, sales volumes reflect the impact of weather, in addition to other factors. Colder temperatures generally result in increased sales, while warmer temperatures generally result in reduced sales. We anticipate that this sensitivity to seasonal and other weather conditions will continue to be reflected in our sales volumes in future periods.

Environmental Matters

Environmental Laws and Regulations

Our business is subject to environmental risks normally incident to the operation and construction of gathering lines, pipelines, plants and other facilities for gathering, processing, treatment, storing and transporting natural gas and other products. These environmental risks include uncontrollable flows of natural gas, fluids and other substances into the environment, explosions, fires, pollution and other environmental and safety risks. The following is a discussion of certain environmental and safety concerns related to our business. It is not intended to constitute a complete discussion of the various federal, state and local statutes, rules, regulations, or orders to which our operations may be subject. For example, we, even without regard to fault, could incur liability under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (also known as the “Superfund” law), or state counterparts, in connection with the disposal or other releases of hazardous substances and for damage to natural resources.

Our activities in connection with the operation and construction of gathering lines, pipelines, plants, storage caverns, and other facilities for gathering, processing, treatment, storing and transporting natural gas and other products are subject to environmental and safety regulation by federal and state authorities, including, without limitation, the state environmental agencies and the EPA, which can increase the costs of designing, installing and operating such facilities. In most instances, the regulatory requirements relate to the discharge of substances into the environment and include measures to control water and air pollution.

Environmental laws and regulations may require the acquisition of a permit or other authorization before certain activities may be conducted. These laws also include fines and penalties for non-compliance. Further, these laws and regulations may limit or prohibit activities on certain lands lying within wilderness areas, wetlands, areas providing habitat for certain species or other protected areas. We are also subject to other federal, state, and local laws covering the handling, storage or discharge of materials used in our business and laws otherwise relating to protection of the environment, safety and health. Because the requirements imposed by environmental laws and regulations frequently change, we are unable to predict the ultimate costs of compliance with such requirements or whether the incurrence of such costs would have a material adverse effect on our operations.

Environmental Issues

We own property on which we operated a manufactured gas plant from 1909 to 1928. We currently use this site as an office facility for field personnel and storage location for certain equipment and materials. The coal gasification process utilized in the plant resulted in the production of certain by-products that have been classified by the federal government and Montana as hazardous to the environment.

We have completed our remediation of soil contaminants at the plant site. In April 2002 we received a closure letter from the Montana Department of Environmental Quality (MDEQ) approving the completion of our remediation program.

We and our consultants continue to work with the MDEQ relating to the remediation plan for water contaminants. The MDEQ has established regulations that allow water contaminants at a site to exceed standards if it is technically impracticable to achieve those standards. Although the MDEQ has not established guidance respecting the attainment of a technical waiver, the EPA has developed such guidance. The EPA guidance lists factors that render remediation technically impracticable. We have filed with the MDEQ a request for a waiver from complying with certain standards.

Although we incurred considerable costs to evaluate and remediate the site, we have been permitted by the MPSC to recover the vast majority of those costs. On May 30, 1995, we received an order from the MPSC allowing for recovery of the costs through a surcharge on customer bills. At June 30, 2007, we had incurred cumulative costs of approximately $2.1 million in connection with our evaluation and remediation of the site and had recovered approximately $1.8 million of these costs pursuant to the order. As of June 30, 2007, the cost remaining to be recovered through the ongoing rate was $248,000. We are required to file with the MPSC every two years for approval to continue the recovery of these costs through a surcharge. During fiscal 2007, the MPSC approved the continuation of the recovery of these costs with its order dated May 15, 2007.

We periodically conduct environmental assessments of our assets and operations. As set forth above, we continue to work with the MDEQ to address the water contamination problems associated with the former manufactured gas plant site and we believe that under EPA standards, further remediation may be technically impracticable. Further, we are not aware of any other material environmental problems requiring remediation. For these reasons, we believe that we are in material compliance with all applicable environmental laws and regulations.

Employees

We had a total of 109 employees as of December 31, 2007. One of these employees is employed by our marketing and production operation, 96 by our natural gas operations and 12 at the corporate office. Our natural gas operations include 15 employees represented by two labor unions. Negotiations were completed in July 2006 with the Laborers Union, with a contract in place until June 30, 2008. A three-year contract with Local Union #41 for the pipefitters expires June 30, 2010. We believe our relationship with both labor unions is good.

Properties

In Great Falls, Montana, we own an 11,000 square foot office building, which serves as our headquarters, and a 3,000 square foot service and operating center (with various outbuildings), which supports day-to-day maintenance and construction operations. We own approximately 400 miles of underground distribution lines, or mains, and related metering and regulating equipment in and around Great Falls, Montana. In West Yellowstone, Montana, we own an office building and a liquefied natural gas plant that provides natural gas through approximately 13 miles of underground mains owned by us. We own approximately 10 miles of underground mains in the town of Cascade, as well as two large propane storage tanks. In addition, we lease 1,000 square feet of office space in Mentor, Ohio that serves as the offices for our president and chief operating officer under a three year lease agreement.

We own a 60% gross working interest (51% net revenue interest) in 162 natural gas production wells and three gathering pipelines in north central Montana. The natural gas wells are operated by a third party and we are invoiced each month for our share of the operating and capital expenses incurred. We acquired our interests in the wells by quitclaim deeds conveying interests in certain oil and gas leases for the wells from sellers who were in financial distress. We chose to purchase their interests despite the uncertain nature of the conveyance because we were able to negotiate purchase prices that, we believe, were fair and reasonable under, and accounted for, that circumstance. It is possible that our interests will be challenged in the future, but no such challenge has been made since acquiring the interests in 2002 and 2003 and we have no notice that such a challenge is forthcoming.

In Cody, Wyoming, we lease office and service buildings under long-term lease agreements. We own approximately 500 miles of transmission and distribution mains and related metering and regulating equipment, all of which are located in or around Cody, Meeteetse, and Ralston, Wyoming.

Our North Carolina operations are headquartered in Elkin, North Carolina. The facility is a 16,000 square foot building that has a combination of office, shop and warehouse space. We are subject to a lease agreement through June 2009. We own approximately 290 miles of transmission and distribution lines and related metering and related equipment.

Our Maine operations are headquartered in Bangor, Maine. We lease two office buildings under long-term lease agreements. We have approximately 100 miles of transmission and distribution lines and related metering and regulating equipment.

Our pipeline operations own two pipelines in Wyoming and Montana. One is currently being operated as a gathering system. The other pipeline is operating as a FERC regulated natural gas interstate transmission line. Each pipeline extends from north of Cody, Wyoming to Warren, Montana.

Legal Proceedings

We are party to certain legal proceedings in the normal course of our business that, in the opinion of management, are not material to our business or financial condition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with the consolidated financial statements, notes and tables included elsewhere in this prospectus. Management’s discussion and analysis contains forward-looking statements that are provided to assist in the understanding of anticipated future performance. However, future performance involves risks and uncertainties which may cause actual results to differ materially from those expressed in the forward-looking statements. See “Forward-Looking Statements.”

Executive Overview

Our primary source of revenue and operating margin has been the distribution of natural gas to end-use residential, commercial and industrial customers. We have natural gas distribution operations in Montana, Wyoming, and we recently acquired distribution operations in North Carolina and Maine. We also market and distribute natural gas in Montana and Wyoming and conduct interstate pipeline operations in Montana and Wyoming. Formerly we conducted propane operations in Arizona, but those operations were sold in 2007.

We have five reporting segments: natural gas operations, marketing and production operations, pipeline operations, discontinued operations and corporate and other. Information regarding our Arizona propane operations is reported under discontinued operations. Our corporate and other reporting segment was recently established to report various income and expense items, including a deferred tax asset we received in connection with the acquisitions of our North Carolina and Maine distribution operations.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions, and at times difficult, subjective or complex judgments. Changes in these estimates, assumptions and judgments, in and of themselves, could materially impact our financial statements. The following are the accounting estimates that we believe are the most critical in nature. See Note 1 of the notes to the consolidated financial statements for a discussion of our significant accounting policies.

Regulatory Accounting

Our accounting policies historically reflect the effects of the rate-making process in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation” (SFAS No. 71). Our regulated natural gas segment continues to be cost-of-service rate regulated, and we believe the application of SFAS No. 71 to that segment continues to be appropriate. We must reaffirm this conclusion at each balance sheet date. If, as a result of a change in circumstances, we determine that the regulated natural gas segment no longer meets the criteria of regulatory accounting under SFAS No. 71, that segment will have to discontinue regulatory accounting and write off the respective regulatory assets and liabilities. Such a write-off could have a material impact on our consolidated financial statements.

The application of SFAS No. 71 results in recording regulatory assets and liabilities. Regulatory assets represent the deferral of incurred costs that are probable of future recovery in customer rates. In some cases, we record regulatory assets before we have received approval for recovery from the state regulatory agencies. We must use judgment to conclude that costs deferred as regulatory assets are probable of future recovery. We base this conclusion on certain factors, including changes in the regulatory environment, recent rate orders issued by regulatory agencies and the status of any potential new legislation. Regulatory liabilities represent revenues received from customers to fund expected costs that have not yet been incurred or for probable future refunds to customers.

We use our best judgment when recording regulatory assets and liabilities. Regulatory commissions, however, can reach different conclusions about the recovery of costs, and those conclusions could have a material impact on our consolidated financial statements. We believe it is probable that we will recover the regulatory assets that have been recorded.

Accumulated Provisions for Doubtful Accounts

We encounter risks associated with the collection of our accounts receivable. As such, we record a provision for those accounts receivable that are considered to be uncollectible. In order to calculate the appropriate provision, we primarily utilize the historical accounts receivable write-off amounts. The underlying assumptions used for the provision can change from period to period and the provision could potentially cause a material impact to our income statement and working capital. The actual weather, commodity prices, and other internal and external economic conditions, such as the mix of the customer base between residential, commercial and industrial, may vary significantly from our assumptions and may impact our operating income.

Unbilled Revenues and Gas Costs

We estimate the gas service that has been rendered from the latest date of each meter reading cycle to the month end. This estimate of unbilled usage is based on projected base load usage for each day unbilled plus projected weather sensitive usage for each degree day, which is a measure of the coldness of the weather experienced based on the extent to which the daily mean temperature falls below a reference temperature, during the unbilled period. Unbilled revenues and gas costs are calculated from the estimate of unbilled usage multiplied by the rates in effect at month end. Actual usage patterns may vary from these assumptions and may impact our operating income.

Recoverable/Refundable Costs of Gas Purchases

We account for purchased gas costs in accordance with procedures authorized by the state regulatory agencies, under which purchased gas costs that are different from those provided for in present rates are accumulated and recovered or credited through future rate changes.

Deferred Tax Asset

We have a net deferred tax asset of $11.6 million. The net deferred tax asset is the result of our recent acquisitions of Frontier Natural Gas and Bangor Gas Company. We may continue to depreciate approximately $79.0 million of their capital assets using the useful lives and rates employed by those companies, resulting in a potential future federal and state income tax benefit of approximately $16.9 million over a 24-year period using applicable federal and state income tax rates. Under Internal Revenue Code Section 382, our ability to recognize tax deductions as a result of this tax benefit will be limited during the first 5 years following the acquisitions.

Following Financial Accounting Standard (FAS) 109, our balance sheet at December 31, 2007 reflects a gross deferred tax asset of approximately $16.9 million, offset by a valuation allowance of approximately $5.3 million, resulting in a net deferred tax asset associated with the acquisition of approximately $11.6 million. The excess of the net deferred tax assets received in the transactions over their respective purchase prices has been reflected as an extraordinary gain of approximately $6.8 million on our income statement for the six months ended December 31, 2007 in accordance with the provisions of FAS 141.

We cannot guarantee that we will be able to generate sufficient future taxable income to realize the $11.6 million net deferred tax asset over the next 24 years. Management will reevaluate the valuation allowance each year on completion of updated estimates of taxable income for future periods, and will further reduce the deferred tax asset by the new valuation allowance if, based on the weight of available evidence, it is more likely than not that we will not realize some portion or all of the deferred tax assets. If the estimates indicate that we are unable to use all or a portion of the net deferred tax asset balance, we will record and charge a greater valuation allowance to income tax expense. Failure to achieve projected levels of profitability could lead to a writedown in the deferred tax asset if the recovery period becomes uncertain or longer than expected and could also lead to the expiration of the deferred tax asset between now and 2032, either of which would adversely affect our operating results and financial position.

Summary Financial Data

The following summary consolidated income statement data for the fiscal years ended June 30, 2007, 2006 and 2005 and the consolidated balance sheet data as of June 30, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements for those periods. The summary consolidated income statement for the six months ended December 31, 2007 and 2006 and the consolidated balance sheet data as of December 31, 2007 and 2006 have been derived from our unaudited consolidated financial statement for those periods. In our opinion, the unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly our financial position and results of operations for those periods. Our results for the six months ended December 31, 2007 may not be indicative of results that may be expected for the full 2008 fiscal year. Certain prior period revenues and expenses have been reclassified as income from discontinued operations.

Energy West, Incorporated

Summary Financial and Other Data

				For the Six Months Ended
	For the Years Ended June 30			December 31,
	2007	2006	2005	2007	2006
	(In thousands, except per share data)

Income Statement Data
Operating revenue	$59,373	$74,696	$67,889	$28,313	$26,497
Operating expenses
Gas and electric purchases	43,806	60,398	53,510	19,895	19,178
General and administrative	6,198	6,389	7,309	4,602	3,101
Maintenance	567	505	521	326	245
Depreciation and amortization	1,692	1,672	1,790	889	850
Taxes other than income(1)	1,697	1,453	1,479	864	675

Total operating expenses	53,960	70,417	64,609	26,576	24,049

Operating income	5,413	4,279	3,280	1,737	2,448
Other income-net	241	391	235	190	138
Total interest charges(2)	2,124	1,649	2,113	530	804

Income before taxes	3,530	3,021	1,402	1,397	1,782
Income tax expense	1,273	1,109	475	273	665
Discontinued operations (net of tax)	3,955	405	454	0	(42)
Extraordinary gain (net of tax)	0	0	0	6,819	0

Net Income	$6,212	$2,317	$1,381	$7,943	$1,075

Energy West, Incorporated

Summary Financial and Other Data

				For the Six Months Ended
	For the Years Ended June 30			December 31,
	2007	2006	2005	2007	2006
	(In thousands, except per share data)

Per Share Data
Basic earnings (loss) per common share:
from continuing operations	$0.51	$0.44	$0.23	$0.26	$0.25
from discontinued operations	$0.89	$0.09	$0.12	$0.00	$(0.01)
from extraordinary gain	$0.00	$0.00	$0.00	$1.59	$0.00

	$1.40	$0.53	$0.35	$1.85	$0.24
Diluted earnings (loss) per common share:
from continuing operations	$0.50	$0.43	$0.23	$0.26	$0.25
from discontinued operations	$0.88	$0.09	$0.12	$0.00	$(0.01)
from extraordinary gain	$0.00	$0.00	$0.00	$1.58	$0.00

	$1.39	$0.52	$0.35	$1.85	$0.24
Dividends per common share(3)	$0.34	$0.12	$0.00	$0.25	$0.15
Weighted average common shares outstanding — basic	4,437,807	4,386,768	3,946,019	4,287,437	4,419,197
Weighted average common shares outstanding — diluted	4,484,073	4,422,069	3,946,019	4,304,559	4,467,768
Balance Sheet Data (as of end of period)
Current assets	$17,768	$23,669	$15,423	$22,823	$31,272
Total assets	$51,834	$57,931	$59,433	$64,536	$65,913
Current liabilities	$7,694	$10,796	$11,525	$18,388	$17,716
Long-term debt	$13,000	$17,605	$18,677	$13,000	$17,318
Total stockholders’ equity	$22,296	$19,165	$17,187	$29,103	$19,803

Total capitalization	$35,296	$36,770	$35,864	$42,103	$37,122

Operating Data for Our Natural Gas Operations
Customers
Residential	29,924	29,536	29,716	31,023	30,060
Industrial and Commercial	3,534	3,511	3,579	4,144	3,544
Transportation	624	649	199	633	617

Total	34,082	33,696	33,494	35,800	34,221

Net volume sold or transported for the applicable fiscal year (MMcf)(4)
Residential	2,623	2,456	2,655	1056	1072
Commercial	2,332	2,461	2,492	969	957
Transportation	1,526	1,524	1,493	2685	707

Total gas sales (MMcf)	6,481	6,441	6,640	4,710	2,736

(1)	Taxes other than income include approximately $290,000 in increases in property tax in fiscal 2004 and 2005 and another $250,000 in 2007 for additional personal property taxes assessed by the Montana Department of Revenue.

(2)	Total interest charges reflect the costs associated with the addition of $6,000,000 of long-term debt and a $2.0 million bridge loan incurred in March 2004. In May 2005, we paid off the $2.0 million bridge loan and during fiscal 2006 we reduced the line of credit significantly, thus reducing interest in fiscal 2006. In fiscal 2007, we refinanced our long-term debt, resulting in the $991,000 expensing of debt issue costs related to the refinanced debt.

(3)	There were no cash dividends paid between April 2003 and September 2005.

(4)	“MMcf” is an expression of gas volume in millions of cubic feet.

Results of Consolidated Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the Condensed Consolidated Financial Statements and Notes thereto and other financial information included elsewhere in this prospectus and our Annual Report on Form 10-K for the fiscal year ended June 30, 2007. The following gives effect to the unaudited Condensed Consolidated Financial Statements as of December 31, 2007. Results of operations for interim periods are not necessarily indicative of results to be attained for any future period.

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended
	December 31,
	2007	2006
	(Unaudited)

REVENUES:
Natural gas operations	$21,118,295	$20,193,756
Gas and electric — wholesale	7,008,122	6,104,721
Pipeline operations	186,855	199,191

Total revenues	28,313,272	26,497,668

EXPENSES:
Gas purchased	13,972,427	14,141,400
Gas and electric — wholesale	5,922,616	5,036,927

Total cost of sales	19,895,043	19,178,327

GROSS MARGIN	8,418,229	7,319,341

Distribution, general, and administrative	4,601,908	3,101,275
Maintenance	325,915	244,435
Depreciation and amortization	889,371	850,202
Taxes other than income	863,613	675,415

Total expenses	6,680,807	4,871,327

OPERATING INCOME	1,737,422	2,448,014
OTHER INCOME	190,093	138,348
INTEREST (EXPENSE)	(529,711)	(803,905)

INCOME FROM CONTINUING OPERATIONS
BEFORE INCOME TAX	1,397,804	1,782,457
INCOME TAX (EXPENSE)	(273,828)	(665,287)

INCOME FROM CONTINUING OPERATIONS	1,123,976	1,117,170

DISCONTINUED OPERATIONS:
Income (loss) from discontinued operations	—	(67,196)
Income tax benefit (expense)	—	25,263

INCOME FROM DISCONTINUED OPERATIONS:	—	(41,933)

INCOME BEFORE EXTRAORDINARY ITEM	1,123,976	1,075,237
EXTRAORDINARY ITEM —	6,819,182	—

NET INCOME	$7,943,158	$1,075,237

BASIC EARNINGS PER COMMON SHARE:
Income from continuing operations	$0.26	$0.25
Income (loss) from discontinued operations	$0.00	$(0.01)
Extraordinary item	$1.59	$0.00

	$1.85	$0.24
DILUTED EARNINGS PER COMMON SHARE:
Income from continuing operations	$0.26	$0.25
Income (loss) from discontinued operations	$0.00	$(0.01)
Extraordinary item	$1.58	$0.00

	$1.85	$0.24
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:(a)
Basic	4,287,437	4,419,197
Diluted	4,304,559	4,467,768

(a)	On February 1, 2008, a 3:2 stock split was effectuated. Weighted average shares and earning per share have been restated to reflect the stock split.

Six Months Ended December 31, 2007 Compared to Six Months Ended December 31, 2006

Net Income — Net income for the six months ended December 31, 2007 was approximately $7.9 million compared to net income of approximately $1.1 million for the six months ended December 31, 2006, an increase of $6.8 million, or 618%. This improvement was primarily due to the recognition of an extraordinary gain of $6.8 million in the second quarter of fiscal year 2008. This gain resulted from the recognition of a deferred tax asset of $11.6 million from the purchase of assets in Maine and North Carolina. We expect to realize tax benefits in future years, and therefore recorded a deferred tax asset (net of valuation reserve), and a corresponding gain, reduced by the total consideration paid for the assets. (See Note 4 to the condensed consolidated interim financial statements for further discussion of the deferred tax asset.) Coupled with the extraordinary gain were decreases in interest expense of $274,000, increases in margin of $1.1 million and reductions in tax expense of $391,000. These improvements were partially offset by an increase in operating expenses of $1.8 million.

Revenues — Revenues for the six months ended December 31, 2007 were approximately $28.3 million compared to approximately $26.5 million in the six months ended December 31, 2006, an increase of $1.8 million, or 7%. The increase was primarily attributable to: (1) an increase in our marketing and production operation’s production revenue of $1.1 million due primarily to higher sales volumes in our Wyoming market, offset by decreases in production and electricity revenue of $83,000 and $90,000 respectively, (2) a natural gas revenue increase of $925,000, which was the result of an increase of $2.6 million from our acquisitions of gas operations in Maine and North Carolina, offset by a $1.7 million decrease in the existing natural gas operations from lower volumes and prices, and (3) decreased revenues in our pipeline operations of $12,000 due to a decrease in gathering volumes on the Glacier line.

Gross Margin — Gross margin increased $1.1 million, from approximately $7.3 million in the first six months of fiscal year 2007 to approximately $8.4 million in the first six months of fiscal year 2008. This increase has been primarily due to our marketing and production operations’ margin increased $17,000 due to an $184,000 increase in retail gas sales from increased volumes in our Wyoming market. This increase was offset by a decrease of $33,000 in electricity sales due to the expiration of our last remaining electricity sales contract, and a $129,000 decrease in margin from gas production as a result of higher production costs.

Our pipeline operation’s margins decreased $12,000 due to lower volumes on the Glacier line. Our natural gas operation’s margins increased $1.1 million, of which $1.3 million was due to the acquisition of gas operations in Maine and North Carolina, offset by a $196,000 decrease in the existing natural gas operations from lower volumes and prices.

Expenses Other Than Cost of Sales — Expenses other than cost of sales increased by $1.8 million in the first six months of fiscal year 2008 as compared to the first six months of fiscal year 2007. The primary reasons for this increase were expenses associated with our acquisitions of Frontier Natural Gas and Bangor Gas Company (approximately $950,000), the realignment of our management team (approximately $600,000) and associated legal and consulting fees (approximately $50,000), all of which resulted in an increase of approximately $1.5 million in our distribution, general and administrative costs. The $1.8 million increase to expenses other than costs of goods sold was also the result of: (1) increases of $49,000 in depreciation and amortization, (2) increases of $81,000 in maintenance and (3) increases of $188,000 in taxes other than income taxes.

Other Income — Other income increased by $52,000 from $138,000 in the first six months of fiscal year 2007 to $190,000 in the first six months of fiscal year 2008, all attributable to our natural gas operations.

Interest Expense — Interest expense decreased by approximately $274,000 during the first six months of fiscal year 2008 from the first six months of fiscal year 2007 due to a decrease in both short-term and long-term borrowings, a decrease in interest rates, and a decrease in amortization of debt issue costs due to the refinancing of our long-term debt.

Income Tax Expense — Income tax expense decreased $391,000 in the first six months of fiscal year 2008 as compared to the first six months of fiscal year 2007 due to a decrease in taxable income, coupled with adjustments to tax expense for prior year actual tax expense from amounts that had been estimated and accrued.

Extraordinary Gain  — The extraordinary gain of $6.8 million reported in the first six months of fiscal year 2008 is related to the acquisitions of Frontier Natural Gas and Bangor Gas Company. We recognized a deferred tax asset, net of valuation allowance, from these acquisitions. The difference between the deferred tax asset, net of a valuation reserve, and our total purchase consideration resulted in the non-taxable extraordinary gain (See Note 4 to our Interim Financial Statements).

Discontinued Operations

Formerly reported as propane operations, we sold our Arizona propane assets as of April 1, 2007. A small portion of our propane operations was income and expense associated with MRP, our unregulated Montana wholesale operation that supplies propane to our affiliated company reported in our natural gas operations. MRP is now being reported in our marketing and production operations.

Income from discontinued operations before income tax — There was no gain or loss from propane operations in fiscal year 2008 due to the timing of the sale of propane assets. In fiscal year 2007, there was a loss before income taxes of approximately $67,000 from propane operations.

Income Tax Expense — Income tax benefit decreased by $25,000 due to the timing of the sale of propane assets.

Fiscal Year Ended June 30, 2007 Compared to Fiscal Year Ended June 30, 2006

Net Income — Our net income for fiscal 2007 was $6.2 million compared to net income of $2.3 million for fiscal 2006, an improvement of $3.9 million. The improvement was the result of an increase in margin from continuing operations of $1.3 million and an increase in income from discontinued operations of $3.5 million. These increases were offset in part by a decrease in other income of $149,000 and increases in operating expenses, interest expense and income taxes of $135,000, $475,000, and $164,000, respectively. The principal changes that contributed to the improvement in net income from fiscal 2006 to fiscal 2007 are explained below.

Revenues — Our revenues for fiscal 2007 were $59.3 million compared to $74.7 million in fiscal 2006, a decrease of $15.3 million. This decrease was primarily attributable to a decrease in commodity prices. Revenues in our natural gas operations decreased $9.0 million due to lower commodity prices that are passed through to customers, and revenues in our marketing and production operation decreased $6.2 million due to the loss of two large customers and lower commodity prices. Revenue from our pipeline operations decreased $23,000 as a result of lower transport volumes.

Gross Margin — Gross margins (revenues less cost of sales) were $15.6 million in fiscal 2007 compared to $14.3 million in fiscal 2006, an increase of $1.3 million. Gross margin in our natural gas operations increased by $606,000 due to higher volumes sold because of a colder winter. Our marketing and production operation’s gross margin increased by $686,000, due to new business in our Wyoming market and the renegotiation of expiring contracts on more favorable terms, offset in part by a decrease in mark-to-market revenue and the loss of two large customers. Our pipeline operations’ margin decreased by $13,000 due to lower transport volumes.

Expenses Other Than Costs of Sales — Expenses other than costs of sales increased by $135,000 from fiscal 2006 to fiscal 2007 due to an increase in property tax expense of $244,000, an increase in maintenance expense of $62,000, and an increase in depreciation expense of $21,000. These increases were partly offset by a $192,000 decrease in distribution, general and administrative expenses. This decrease was related to cost savings measures in payroll and other associated costs, including a $139,000 reduction due to the curtailment of additional contributions to our retiree health plan.

Other Income — Other income decreased by $149,000 from $391,000 in fiscal 2006 to $242,000 in fiscal 2007. Other income in our natural gas operations decreased $129,000, primarily due to decreased income generated in fiscal 2007 for services to customers compared to what had been provided in prior years. Our marketing and production operation had other income of $32,000 in fiscal 2006 compared to $1,000 in fiscal 2007 primarily generated from payments related to the final settlement of a contract dispute. Other income from our pipeline operations increased $11,000.

Interest Expense — In fiscal year 2007, we refinanced our long term debt, resulting in the expensing of $991,000 of unamortized debt issue costs. This was $742,000 more than the amount amortized in fiscal 2006. This increase in interest due to amortization of debt issue costs was offset by decreased short-term interest expense due to lower short-term borrowings, and resulted in a net increase in interest expense of $475,000, or 29%, from $1.6 million in fiscal 2006 to $2.1 million in fiscal 2007.

Income Tax Expense — Income tax expense from continuing operations increased by $164,000 from approximately $1.1 million in fiscal 2006 to approximately $1.3 million in fiscal 2007 due to increased pre-tax income from continuing operations.

Discontinued Operations

Income from Discontinued Operations Before Income Tax — Income from discontinued operations increased $304,000, from $671,000 in fiscal year 2006 to $975,000 in fiscal year 2007 primarily due to the timing of the sale of the Arizona assets. Fiscal 2006 included a full year of revenues and associated expense, while fiscal 2007 included only nine months of revenue and associated expenses. Since the utility business is weather sensitive and cyclical, we typically experience losses in the fourth quarter of our fiscal year. If we had not disposed of the Arizona assets, it is likely that net income before income taxes would have been comparable to prior years.

Gain from Disposal of Operations — On April 1, 2007 we sold our Arizona propane assets for $18.1 million, resulting in a pre-tax gain of $5.5 million.

Income Tax (Expense) — Income tax expense increased by $2.2 million from $266,000 in fiscal 2006 to $2.5 million in fiscal 2007 due to higher pre-tax income, including the gain on sale of assets.

Fiscal Year Ended June 30, 2006 Compared to Fiscal Year Ended June 30, 2005

Net Income — Our net income for fiscal 2006 was $2.3 million compared to net income of $1.4 million for fiscal 2005, an improvement of $936,000. The improvement was the result of an increase in other income of $156,000, and decreases in operating and interest expense of $1.1 million and $464,000, respectively. These were offset by decrease in margin from continuing operations of $82,000, a decrease in income from discontinued operations of $48,000, and an increase in income taxes from continuing operations of $634,000. The principal changes that contributed to the improvement in net income from fiscal 2005 to fiscal 2006 are explained below.

Revenues — Our revenues for fiscal 2006 were $74.7 million compared to $67.9 million in fiscal 2005, an increase of $6.8 million. This increase was primarily attributable to an increase in our natural gas operations of $10.9 million due to higher commodity prices that are passed through to customers. These increases were offset by a decrease of $4.1 million in our marketing and production operation due to lower gas sales and a decrease of $13,000 in revenue from our pipeline operations caused by lower transport volumes.

Gross Margin — Gross margins were $14.3 million in fiscal 2006 compared to $14.4 million in fiscal 2005, a decrease of $82,000. Gross margin in our natural gas operations increased by $295,000 due to the implementation in Great Falls of the rate design portion of the rate order effective September 1, 2005, which transferred more margin to the basic charge from the volumetric charges, offset by lower margins due to lower volumes sold because of the very warm winter. Our marketing and production operation’s gross margin decreased by $364,000, of which $268,000 was due to lower gas sales and $116,000 was caused by a decrease in the value of derivative contracts. Our pipeline operations’ margin decreased by $13,000 due to lower transport volumes.

Expenses Other Than Costs of Sales — Expenses other than cost of sales decreased by $1.1 million from fiscal 2005 to fiscal 2006 due to decreases in distribution, general and administrative expenses, depreciation expenses, and taxes other than taxes on income, offset partly by a slight increase in maintenance expense. Distribution and general and administrative expenses decreased by $920,000 for fiscal 2006 as compared to fiscal 2005. This decrease was related to cost savings measures in payroll and other associated costs in fiscal 2006, including a $290,000 reduction due to the curtailment of additional contributions to our retiree health plan. Depreciation expense decreased by $118,000 and taxes other than income decreased by $25,000, while maintenance expense decreased by $16,000.

Other Income — Other income increased by $156,000 from $235,000 in fiscal 2005 to $391,000 in fiscal 2006. Other income in our natural gas operations increased $192,000, primarily due to income generated in fiscal 2006 for services to customers, and other miscellaneous income. Our marketing and production operation had other income generated from payments related to the settlement of a contract dispute that were $35,000 greater in fiscal 2005 than in fiscal 2006.

Interest Expense — Interest expense decreased by $464,000, or 22%, from $2.1 million in fiscal 2005 to $1.6 million in fiscal 2006 due to improved cash flow from operations and the amortization of debt issuance costs related to securing the LaSalle short-term credit facility in fiscal 2005. These reductions were partially offset by higher interest rates.

Income Tax Expense from Continuing Operations — Income tax expense increased by $634,000 from $475,000 in fiscal 2005 to $1.1 million in fiscal 2006 due to increased pre-tax income.

Discontinued Operations

Income from Discontinued Operations Before Income Tax — Income from operations decreased $61,000, from $732,000 in fiscal year 2005 to $671,000 in fiscal year 2006 due to a variety of factors including high prices and lower margins in the unregulated portion of the segment, offset by cost savings in expenses, and reduced interest expense due to lower borrowings.

Income Tax (Expense) — Income tax expense decreased by $12,000 from $278,000 in fiscal 2005 to $266,000 in fiscal 2006 due to lower pretax income.

Results of Natural Gas Operations

For comparative purposes, the following tables separate results of operations for our new acquisitions in Maine and North Carolina from the other natural gas operations. Energy West’s ownership of Frontier Natural Gas began October 1, 2007. Our ownership of Bangor Gas Company began on December 1, 2007. The results of these two operations are combined in the New Acquisitions column below. We believe the Total Less New Acquisitions column provides a useful comparison to 2006 results.

	Six Months Ended December 31,
	2007
			Total Less
		New	New
	Total	Acquisitions	Acquisitions	2006
	(In thousands)

Natural Gas Operations
Operating revenues	$21,118	$2,612	$18,506	$20,194
Gas purchased	13,972	1,323	12,649	14,141

Gross margin	7,146	1,289	5,857	6,053
Operating expenses	6,247	958	5,289	4,503

Operating income	899	331	568	1,550
Other income	190	(1)	191	138

Income before interest and taxes	1,089	330	759	1,688
Interest (expense)	(462)	(1)	(461)	(711)

Income before income taxes	627	329	298	977
Income tax benefit (expense)	(120)	(127)	7	(353)

Net income	$507	$202	$305	$624

	Years Ended June 30
	2007	2006	2005
	(In thousands)

Natural Gas Operations
Operating revenues	$46,439	$55,453	$44,555
Gas Purchased	33,542	43,161	32,559

Gross Margin	12,897	12,292	11,996
Operating expenses	9,307	9,160	9,666

Operating income	3,590	3,132	2,330
Other (income)	(229)	(358)	(166)

Income before interest and taxes	3,819	3,490	2,496
Interest expense	1,897	1,425	1,775

Income before income taxes	1,922	2,065	721
Income tax (expense)	(653)	(741)	(216)

Net income	$1,269	$1,324	$505

Six Months Ended December 31, 2007 Compared to Six Months Ended December 31, 2006 (Natural Gas Operations)

Natural Gas Revenues and Gross Margins — Operating revenues without new acquisitions in the first six months of fiscal year 2008 decreased to approximately $18.5 million from approximately $20.2 million in the first six months of fiscal year 2007. This $1.7 million decrease was primarily due to lower volumes in the first six months of fiscal year 2008 compared to the first six months of fiscal year 2007, coupled with overall lower rates.

Gas purchases in natural gas operations (without new acquisitions) decreased by $1.4 million from approximately $14.1 million in the first six months of fiscal year 2007 to approximately $12.7 million in the first six months of fiscal year 2008. The decrease in gas cost reflects lower commodity prices during the current fiscal year, coupled with slightly lower volumes.

Gross margin (without new acquisitions) was approximately $5.9 million for the first six months of fiscal year 2008 compared to approximately $6.1 million in the first six months of fiscal year 2007. The decrease of $196,000 is primarily due to slightly lower volumes in the current fiscal year.

Natural Gas Operating Expenses  — Operating expenses (without new acquisitions) were approximately $5.3 million for the first six months of fiscal year 2008 as compared to approximately $4.5 million for the first six months of fiscal year 2007. The $786,000 increase is due to a $636,000 increase in payroll and other distribution, general and administrative expenses, including expenses associated with the realignment of our management team, and increases in outside legal and consulting fees. Depreciation, maintenance, and taxes other than income taxes increased $28,000, $29,000 and $93,000, respectively.

Natural Gas Other Income — Other income increased by $52,000 from $138,000 in the first six months of fiscal year 2007 to $190,000 in the first six months of fiscal year 2008. This was due primarily to increased service sales in Great Falls, Montana and Cody, Wyoming.

Natural Gas Interest Expense — Interest expense was $249,000 lower in the first six months of fiscal year 2008 due to a decrease in both short-term and long-term borrowings, a decrease in interest rates, and a decrease in amortization of debt issue costs due to the refinancing of our long-term debt.

Natural Gas Income Tax Expense — Income tax expenses are $233,000 lower in the first six months of fiscal year 2008 due to lower taxable income, coupled with an adjustment to tax expense for prior year actual tax expense from amounts that had been estimated and accrued.

Fiscal Year Ended June 30, 2007 Compared to Fiscal Year Ended June 30, 2006 (Natural Gas Operations)

Natural Gas Revenues and Gross Margins — Operating revenues in fiscal 2007 decreased to $46.4 million from $55.5 million in fiscal 2006. This $9.0 million decrease was due to lower gas commodity costs and decreased rates, even with higher volumes in the Montana market.

Gas purchases in our natural gas operations decreased to $33.5 million in fiscal 2007 from $43.1 million in fiscal 2006. This $9.6 million decrease in gas cost reflects lower gas commodity prices during fiscal 2007.

Gross margin increased to $12.9 million in fiscal 2007 from approximately $12.3 million for fiscal 2006. This increase of $605,000 corresponds with the colder weather and higher volumes in the Montana regulated utility.

Natural Gas Operating Expenses — Operating expenses increased to approximately $9.3 million in fiscal 2007 from to $9.2 million for fiscal 2006. The $147,000 increase is attributed to $154,000 lower general and administrative charges, including the effects of the curtailment of additional contributions to our retiree health plan, offset by increased depreciation and maintenance expense of $59,000 and $20,000 respectively, and a $222,000 increase in property tax expense.

Natural Gas Other Income — Other income decreased to $229,000 in fiscal 2007 from $358,000 in fiscal 2006. This $130,000 decrease was primarily due to additional income generated in fiscal 2006 for services to customers compared to what has been provided in fiscal 2007.

Natural Gas Interest Expense — Interest expense increased to $1.8 million in fiscal 2007 from $1.4 million in fiscal 2006. This $471,000 increase was primarily due to the write-off of debt issue costs associated with the refinancing of long term debt, offset by decreased short term borrowings and the associated interest.

Natural Gas Income Tax Benefit (Expense) — Income tax expenses decreased $88,000 from $741,000 in fiscal 2006 to $653,000 in fiscal 2007, due to lower income before taxes.

Fiscal Year Ended June 30, 2006 Compared to Fiscal Year Ended June 30, 2005 (Natural Gas Operations)

Natural Gas Revenues and Gross Margins — Operating revenues in fiscal 2006 increased to $55.5 million from $44.6 million in fiscal 2005. This $10.9 million increase was due to higher gas commodity costs and increased rates.

Gas purchases in our natural gas operations increased by $10.6 million from $32.6 million in fiscal 2005 to $43.2 million in fiscal 2006. The increase in gas cost reflects higher gas commodity prices during fiscal 2006.

Gross margin was approximately $12.3 million for fiscal 2006 compared to approximately $12.0 million in fiscal 2005. The increase of $296,000 corresponds with the higher revenues and rate increases explained above.

Natural Gas Operating Expenses — Operating expenses were approximately $9.2 million in fiscal 2006 as compared to $9.7 million for fiscal 2005. The $506,000 decrease can be attributed to lower general and administrative charges, including the effects of the curtailment of additional contributions to our retiree health plan, lower depreciation expense, and lower expenses for outside professional services.

Natural Gas Other Income — Other income increased $192,000 from $166,000 in fiscal 2005 to $358,000 in fiscal 2006, primarily due to additional income generated in fiscal 2006 for services to customers over what had been provided in prior years and other miscellaneous income.

Natural Gas Interest Expense — Interest expense decreased $350,000, from $1.8 million in fiscal 2005 to $1.4 million in fiscal 2006, primarily due to improved cash flow from operations that enabled us to limit the use of our line of credit.

Natural Gas Income Tax Expense — Income tax expenses increased $525,000, from $216,000 in fiscal 2005 to $741,000 in fiscal 2006, due to higher income before taxes.

Results of Marketing and Production Operations

	Six Months Ended December 31,
	2007	2006

Energy West Resources
Operating revenues	$7,008	$6,105
Gas purchased	5,923	5,037

Gross margin	1,085	1,068
Operating expenses	321	259

Operating income	764	809
Other income (expense)	—	(1)

Income before interest and taxes	764	808
Interest (expense)	(59)	(77)

Income before income taxes	705	731
Income tax (expense)	(135)	(282)

Net income	$570	$449

	Years Ended June 30
	2007	2006	2005
	(In thousands)

Energy West Resources
Operating revenues	$12,545	$18,832	$22,910
Gas Purchased	10,264	17,238	20,951

Gross Margin	2,281	1,594	1,959
Operating expenses	559	711	1,230

Operating income	1,722	883	729
Other (income)	(2)	(33)	(67)

Income before interest and taxes	1,724	916	796
Interest expense	185	182	282

Income before income taxes	1,539	734	514
Income tax (expense)	(593)	(284)	(204)

Net income	$946	$450	$310

Six Months Ended December 31, 2007 Compared to Six Months Ended December 31, 2006 (Marketing and Production Operations)

Marketing and Production Revenues and Gross Margins — Revenues increased $900,000 from approximately $6.1 million in the six months ended December 31, 2006 to approximately $7.0 million in the six months ended December 31, 2007. Retail gas revenues increased by $1,060,000 due primarily to higher sales volumes in our Wyoming market. This is offset by a decrease in production revenue of $83,000 and a decrease in electricity revenue of $90,000 due to the expiration of our last remaining electricity customer contract.

Gross margin increased $17,000 from approximately $1.07 million in the first six months of fiscal 2007 to approximately $1.09 million in the first six months of fiscal 2008. Gross margin from gas production decreased by $129,000 due to higher production costs and margin from electricity sales decreased by $33,000 due to the expiration of our last remaining electricity sales contract. These decreases are offset by an increase in gross margin from retail gas sales of $184,000 due primarily to higher sales volumes in our Wyoming market.

Marketing and Production Operating Expenses — Operating expenses increased $61,000, from approximately $260,000 for first six months of fiscal 2007 to approximately $321,000 for the first six months of fiscal 2008. This change is caused primarily by increases in depreciation and administrative expenses associated with the realignment of the Energy West management team.

Marketing and Production Interest Expense — Interest expense decreased by $17,000 due to a decrease in short-term borrowings, a decrease in interest rates, and a decrease in amortization of debt issue costs due to the refinancing of our long-term debt.

Marketing and Production Income Tax Expense — Income tax expense in the first six months of fiscal year 2008 is $135,000, a $148,000 decrease from $283,000 in the first six months of fiscal year 2007 due primarily to adjustment to tax expense for prior year actual tax expense from amounts that had been estimated and accrued.

Fiscal Year Ended June 30, 2007 Compared to Fiscal Year Ended June 30, 2006 (Marketing and Production Operations)

With the sale of our Arizona propane assets, we have reclassified our former propane operation, Missouri River Propane, into our marketing and production operation. This is a small unregulated propane supply operation that provides propane to our affiliated regulated company, MRP, accounted for in our natural gas operations. Net losses from this operation for the fiscal years 2007, 2006 and 2005 were $12,000, $9,000 and $15,000 respectively.

Marketing and Production Revenues and Gross Margins — Revenues decreased $6.3 million from $18.8 million in fiscal 2006 to $12.6 million in fiscal 2007. Retail gas revenues decreased by approximately $6.1 million, with $4.5 million of the decrease due to the loss of two large customers and the remainder due to lower index prices for natural gas in fiscal 2007 as compared to fiscal 2006. Mark-to-market revenues decreased by $156,000 in fiscal 2007 versus fiscal 2006.

Our fiscal 2007 gross margin of $2.3 million represents an increase of $687,000 from gross margin of $1.6 million earned in fiscal 2006. Gross margin from gas production increased by $367,000 due to renegotiation of contracts from low fixed prices to an index based price. Gross margin from retail gas sales increased by $532,000 due to new business in our Wyoming market and the re-negotiation of expiring contracts on more favorable terms. These increases are offset by the $156,000 decrease in mark-to-market revenue mentioned above and the loss of the two large customers.

Marketing and Production Operating Expenses — Operating expenses of our marketing and production operation decreased approximately $152,000 from $711,000 for fiscal 2006 to $559,000 for fiscal 2007. Approximately $115,000 of this savings is due to a wrongful termination settlement expensed in the first quarter of fiscal year 2006. The remainder is due to reductions in general administrative expenses.

Marketing and Production Other Income — Other income decreased by $31,000 from $33,000 in fiscal 2006 to $2,000 in fiscal 2007. The income included in 2006 was attained from the settlement of a contract dispute.

Marketing and Production Interest Expense — Interest expense increased $3,000 from $182,000 in fiscal 2006 to $185,000 in fiscal 2007 as a result of amortization of debt issue costs in the current fiscal year, offset by minimal use of our line of credit.

Marketing and Production Income Tax Expense — Income tax expense increased from $284,000 in fiscal 2006 to $593,000 in fiscal 2007 because of higher pre-tax income.

Fiscal Year Ended June 30, 2006 Compared to Fiscal Year Ended June 30, 2005 (Marketing and Production Operations)

Marketing and Production Revenues and Gross Margins — Revenues decreased $4.1 million from $23.0 million in fiscal 2005 to $18.9 million in fiscal 2006. A decrease of $3.8 million in gas sales due to the loss of three large customers was the primary cause of the total decrease in revenues. Electric sales and production and gathering revenue showed decreases of $155,000 and $38,000, respectively. The change in revenue for derivative contract valuation was $284,000 less for fiscal 2006 than in fiscal 2005.

Our marketing and production operation’s fiscal 2006 gross margin of $1.6 million represents a decrease of $365,000 from gross margin earned in fiscal 2005. Some of the difference is related to the $116,000 derivative contract valuation mentioned above. The remainder was related to the production, marketing, and gathering activities.

Marketing and Production Operating Expenses — Operating expenses decreased approximately $519,000 from $1.2 million for fiscal 2005 to $711,000 for fiscal 2006. The majority of this decrease can be attributed to general and administrative costs being $462,000 lower in fiscal 2006, including the effects of the curtailment of additional contributions to our retiree health plan. Most of the expense reductions occurred in outside services and payroll/benefits. Depreciation also decreased by $25,000.

Marketing and Production Other Income — Other income decreased by $34,000 from $67,000 in fiscal 2005 to $33,000 in fiscal 2006. The income included here was attained from the settlement of a contract dispute.

Marketing and Production Interest Expense — Interest expense decreased $100,000 from $282,000 in fiscal 2006 to $182,000 in fiscal 2006 as a result of minimal use of our line of credit.

Marketing and Production Income Tax Expense — Income tax expense increased from $204,000 in fiscal 2005 to $284,000 in fiscal 2006 because of higher pre-tax income.

Results of Pipeline Operations

	Six Months Ended
	December 31,
	2007	2006
	(In thousands)

Pipeline Operations
Operating revenues	$187	$199
Gas purchased	—	—

Gross margin	187	199
Operating expenses	113	109

Operating income	74	90
Other income	—	—

Income before interest and taxes	74	90
Interest (expense)	(9)	(17)

Income before income taxes	65	73
Income tax (expense)	(19)	(29)

Net income	$46	$44

	Years Ended June 30
	2007	2006	2005
	(In thousands)

Pipeline Operations
Operating revenues	$388	$411	$424
Gas Purchased	—	—	—

Gross Margin	388	411	424
Operating expenses	289	149	202

Operating income	99	262	222
Other (income)	(11)	—	(2)

Income before interest and taxes	110	262	224
Interest expense	42	41	56

Income before income taxes	68	221	168
Income tax (expense)	(26)	(85)	(55)

Net income	$42	$136	$113

Six Months Ended December 31, 2007 Compared to Six Months Ended December 31, 2006 (Pipeline Operations)

There have been no material changes in pipeline operations in the six months ending December 31, 2007 compared to the six months December 31, 2006, as illustrated in the table above.

Fiscal Year Ended June 30, 2007 Compared to Fiscal Year Ended June 30, 2006 (Pipeline Operations)

Pipeline Revenues and Gross Margins — Revenue from our pipeline operations consists only of gathering and transmission revenues related to the pipelines located in Wyoming and Montana. Our pipeline operations’

margin decreased from $411,000 in fiscal 2006 to $388,000 in fiscal 2007. The decrease of $23,000 was from a slight decrease in flow volumes.

Pipeline Operating Expenses — Operating expenses increased from $149,000 in fiscal 2006 to $289,000 in fiscal 2007. The $140,000 increase was the result of increases in audit and legal expenses associated with our FERC regulated line, and additional maintenance costs in the current fiscal year. A property tax accrual adjustment in fiscal 2006 resulted in $16,000 less property tax expense recognized in fiscal 2006 than fiscal 2007.

Pipeline Other Income — Other income increased from $0 in fiscal 2006 to $11,000 in fiscal 2007 because no activities that produce other income took place in fiscal 2006.

Pipeline Interest Expense — Interest expense remained fairly constant at $41,000 and $42,000 in fiscal 2006 and 2007, respectively, in our pipeline operations.

Pipeline Income Tax (Expense) — Income tax expense decreased from $85,000 in fiscal 2006 to $26,000 in fiscal 2007. The decrease is due to lower pre-tax income in fiscal 2007 compared to fiscal 2006.

Fiscal Year Ended June 30, 2006 Compared to Fiscal Year Ended June 30, 2005 (Pipeline Operations)

Pipeline Revenues and Gross Margins — Pipeline operations revenue consists only of gathering and transmission revenues related to the pipelines located in Wyoming and Montana. Our pipeline operations’ margin decreased from $424,000 in fiscal 2005 to $411,000 in fiscal 2006. The decrease of $13,000 was from a slight decrease in flow volumes.

Pipeline Operating Expenses — Operating expenses decreased from $202,000 in fiscal 2005 to $149,000 in fiscal 2006. The $53,000 decrease was the result of a reduction in payroll/benefits of $25,000 and a tax accrual adjustment of $27,000.

Pipeline Other Income — Other income decreased from $2,000 in fiscal 2005 to $0 in fiscal 2006 because no activities that produce other income took place in fiscal 2006.

Pipeline Interest Expense — Interest expense decreased from $56,000 in fiscal 2005 to $41,000 in fiscal 2006 due to minimal use of our line of credit.

Pipeline Income Tax (Expense) — Income tax expense increased from $55,000 in fiscal 2005 to $85,000 in fiscal 2006. The increase is due to higher pre-tax income in fiscal 2006 compared to fiscal 2005.

Results of Discontinued Operations

	Six Months Ended
	December 31,
	2007	2006

Discontinued Operations:
Income (loss) from discontinued operations before income tax	$—	$(67)
Income tax benefit (expense)	—	25

Income (loss) from discontinued operations	$—	$(42)

	Years Ended June 30
	2007	2006	2005
	(In thousands)

Discontinued Operations
Income from discontinued operations before income tax	$976	$671	$732
Gain from disposal of operations	5,479
Income tax (expense)	(2,500)	(266)	(278)

Income from discontinued operations	$3,955	$405	$454

Six Months Ended December 31, 2007 Compared to Six Months Ended December 31, 2006 (Discontinued Operations)

Income (loss) from discontinued operations before income tax — There was no gain or loss from propane operations in fiscal year 2008 due to the timing of the sale of propane assets. In fiscal year 2007, there was a loss before income taxes of $67,000 during the six months ended December 31, 2006 from propane operations.

Income Tax Benefit (Expense) — Income tax benefit decreased by $25,000 due to the timing of the sale of assets.

Fiscal Year Ended June 30, 2007 Compared to Fiscal Year Ended June 30, 2006 (Discontinued Operations)

Income from discontinued operations before income tax — Income from operations increased $305,000, from $671,000 in fiscal year 2006 to $976,000 in fiscal year 2007 primarily due to the timing of the sale of assets. Fiscal 2006 included a full year of revenues and associated expense, while fiscal 2007 included only nine months of revenue and associated expenses. Since the utility business is weather sensitive and cyclical, we typically experience losses in the fourth quarter of our fiscal year. If we had not disposed of the Arizona assets, it is likely that net income before income taxes would have been comparable to prior years.

Gain from disposal of operations — The gain of $5.5 million recognized in fiscal 2007 is from the sale of propane assets on April 1, 2007.

Income Tax (Expense) — Income tax expense increased by $2.2 million from $266,000 in fiscal 2006 to $2.5 million in fiscal 2007 due to higher pretax income and the gain on disposal of operations.

Fiscal Year Ended June 30, 2006 Compared to Fiscal Year Ended June 30, 2005 (Discontinued Operations)

Income from discontinued operations before income tax — Income from operations decreased $61,000, from $732,000 in fiscal year 2005 to $671,000 in fiscal year 2006 due to a variety of factors including high prices and lower margins in the unregulated portion of the segment, offset by cost savings in expenses, and reduced interest expense due to lower borrowings.

Income Tax (Expense) — Income tax expense decreased by $12,000 from $278,000 in fiscal 2005 to $266,000 in fiscal 2006 due to lower pretax income.

Results of Corporate and Other Operations

Corporate and Other was recently established to encompass the results of Corporate acquisitions and other equity transactions, therefore it will not appear as a reporting segment in our historical periodic SEC filings. It was first used as a reporting segment for the purposes of our SEC filings in our quarterly report on Form 10-Q filed February 14, 2008 for the three-months ending December 31, 2007.

Extraordinary Gain — The extraordinary gain of $6.8 million reported in the first six months of fiscal year 2008 related to the acquisitions of Frontier Natural Gas and Bangor Gas Company. We recognized a deferred tax asset, net of valuation allowance, from these acquisitions. The difference between the deferred tax asset and our purchase price resulted in the non-taxable extraordinary gain (See Note 4 to our Condensed Consolidated Financial Statements).

Consolidated Cash Flow Analysis

Sources and Uses of Cash

Operating activities provide our primary source of cash. Cash provided by operating activities consists of net income adjusted for non-cash items, including depreciation, depletion, amortization, deferred income taxes and changes in working capital.

Our ability to maintain liquidity depends upon our $20.0 million credit facility with LaSalle Bank, shown as line of credit on the accompanying balance sheets. Our use of the LaSalle revolving line of credit increased to $6.5 million at December 31, 2007, compared with $5.0 million at December 31, 2006. This $1.5 million is reflective of increased receivables and inventories while holding net income before extraordinary items at approximately $1.1 million for the first six months of both fiscal year 2007 and 2008. We finance our capital expenditures on an interim basis through the LaSalle revolving line of credit. We periodically repay our short-term borrowings under the LaSalle revolving line of credit by using the net proceeds from the sale of long-term debt and equity securities. On April 1, 2007 we sold certain of our assets related to our Arizona propane business for cash of approximately $15.0 million plus net working capital. We used the proceeds from this transaction to reduce our outstanding debt and strengthen our balance sheet. We believe that has and will continue to enable us to take advantage of opportunities to enhance or expand our existing operations and to acquire additional businesses or assets on favorable terms as and when those opportunities arise.

Long-term debt decreased to $13.0 million at December 31, 2007, compared with $17.3 million at December 31, 2006. This decrease resulted from scheduled principal payments on our notes, and the refinancing of our debt in June 2007. We used a portion on the proceeds from the sale of propane assets to further reduce our long-term debt.

Cash decreased by $5.1 million from June 30, 2007 to December 31, 2007, compared with the $600,000 decrease in cash for the first six months ended December 31, 2006, as shown in the following table:

	December 31,
	2007	2006

Cash used in operating activities	$(4,104,829)	$(4,031,090)
Cash used in investing activities	(6,526,070)	(898,292)
Cash provided by financing activities	5,526,140	4,329,650

Decrease in cash	$(5,104,759)	$(599,732)

Cash used in operating activities was approximately $100,000 higher in the six months ended December 31, 2007, than the six months ended December 31, 2006. This was due to an extraordinary gain of $6.8 million offset by an increase in deferred taxes of $6.7 million, and overall increases in other assets net of liabilities.

Cash used in investing activities was approximately $5.6 million higher in the six months ended December 31, 2007, than the six months ended December 31, 2006. This was due to $4.6 million in cash paid for the stock of Frontier Natural Gas and Bangor Gas Company, a 19.8% investment interest of $576,000 in Kykuit, $68,000 in other investments, a decrease in customer advances received for construction and contributions in aid of construction of $90,000, and an increase of $291,000 for construction expenditures.

Cash provided by financing activities was approximately $1.2 million more in the six months ended December 31, 2007 than in the six months ended December 31, 2006 due to increased dividends paid of $421,000, increased net borrowings on the line of credit of 1.5 million, increased sale of common stock and adjustments for intrinsic value of options exercised of $222,000, decreased payment of long-term debt of

$283,000, an increase of repurchase of common stock of $151,000, and a decrease in other short-term borrowing of $212,000.

Following our initial investment in Kykuit of $760,950, our capital account was credited in the amount of approximately $190,000 as a result of an amendment to the Kykuit operating agreement whereby our ownership percentage was reduced from 26.7% to 19.8%. This credit was recently reduced as a result of a recent capital call for which we would have contributed approximately $20,000 in the absence of the credit.

Liquidity and Capital Resources

We fund our operating cash needs, as well as dividend payments and capital expenditures, primarily through cash flow from operating activities and short-term borrowing. Historically, to the extent cash flow has not been sufficient to fund these expenditures, we have used our working capital line of credit. We have greater need for short-term borrowing during periods when internally generated funds are not sufficient to cover all capital and operating requirements, including costs of gas purchased and capital expenditures. In general, our short-term borrowing needs for purchases of gas inventory and capital expenditures are greatest during the summer and fall months and our short-term borrowing needs for financing customer accounts receivable are greatest during the winter months.

On June 29, 2007, we replaced our existing credit facility and long-term notes with a new $20.0 million revolving credit facility, and issued $13.0 million of 6.16% senior unsecured notes. The prior LaSalle credit facility had been secured, on an equal and ratable basis with our previously outstanding long-term debt, by substantially all of our assets.

Long-term Debt — $13.0 million 6.16% Senior Unsecured Notes — On June 29, 2007, we issued $13.0 million aggregate principal amount of our 6.16% Senior Unsecured Notes, due June 29, 2017. The proceeds of these notes were used to refinance our existing notes. With this refinancing, we expensed the remaining debt issue costs of $991,000 in fiscal 2007, and incurred approximately $400,000 in new debt issue costs to be amortized over the life of the new note.

LaSalle Line of Credit — On June 29, 2007, we established our new five-year unsecured credit facility with LaSalle, replacing a $20.0 million one-year facility with LaSalle that was scheduled to expire in November 2007. The new credit facility includes an annual commitment fee equal to 0.20% of the unused portion of the facility and interest on amounts outstanding at the London Interbank Offered Rate, plus 120 to 145 basis points, for interest periods selected by us.

The following table represents borrowings under the LaSalle revolving line of credit for each of the periods presented.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Year Ended June 30, 2008
Minimum borrowing	$—	$3,275,000
Maximum borrowing	$—	$7,525,000
Average borrowing	$—	$4,558,000
Year Ended June 30, 2007
Minimum borrowing	$—	$2,900,000	$—	$—
Maximum borrowing	$2,900,000	$6,200,000	$3,502,000	$6,700,000
Average borrowing	$282,000	$4,384,000	$1,658,000	$547,000

Our 6.16% Senior Unsecured Note and LaSalle credit facility agreements contain various covenants, which include, among others, limitations on total dividends and distributions made in the immediately preceding 60-month period to 75% of aggregate consolidated net income for such period, restrictions on certain indebtedness, limitations on asset sales, and maintenance of certain debt-to-capital and interest coverage ratios. At December 31, 2007 and 2006, we believe we were in compliance with the financial covenants under our debt agreements.

At December 31, 2007, we had approximately $1.9 million of cash on hand, and approximately $6.5 million in borrowings under the $20.0 million LaSalle revolving line of credit. In addition, at December 31, 2007, we had one outstanding letter of credit related to supply contracts for $500,000. This letter of credit reduces our available borrowings on our line of credit. As discussed above, our short-term borrowing needs for purchases of gas inventory and capital expenditures are greatest during the summer and fall months. Our availability normally increases in January as monthly heating bills are paid and storage related gas purchases are no longer necessary.

The total amount outstanding under all of our long term debt obligations was $13.0 million and $17.3 million at December 31, 2007 and December 31, 2006, respectively. The portion of such obligations due within one year was $0 at December 31, 2007, and approximately $1.1 million at December 31, 2006.

Capital Expenditures

We conduct ongoing construction activities in all of our utility service areas in order to support expansion, maintenance, and enhancement of our gas pipeline systems. In fiscal 2007, 2006 and 2005, our total capital expenditures were approximately $2.4 million, $1.9 million and $2.2 million, respectively. Expenditures for fiscal 2007, 2006 and 2005 were limited to essential needs only. We estimate future cash requirements for capital expenditures will be as follows:

				Estimated
				Future Cash
	Actual	Actual	Actual	Requirements
	FY 2006	FY 2007	through 12/31/07	through 6/30/08
	(In thousands)

Natural Gas Operations	$1,744	$2,024	$1,151	$2,716
Energy West Resources	115	361	197	—
Pipeline Operations	7	21	37	—
Acquistions	—	—	4,602	733

Total capital expenditures	$1,866	$2,406	$5,987	$3,449

We fund our operating cash needs, as well as dividend payments and capital expenditures, primarily through cash flow from operating activities and short-term borrowing. Historically, to the extent cash flow has not been sufficient to fund these expenditures, we have used our working capital line of credit.

Contractual Obligations

Our major financial market risk exposure is to changing interest rates. Changing interest rates will affect interest paid on variable-rate debt. Our policy is to manage interest rates through the use of a combination of fixed-rate and floating-rate debt.

The table below presents contractual balances of our consolidated long-term and short-term debt at the expected maturity dates as well as the fair value of those instruments on December 31, 2007.

Payments Due by Period

		1 Year			After
Contractual Obligations	Total	or Less	2-3 Years	4-5 Years	5 Years

Interest payments(a)	$8,008,000	$800,800	$1,601,600	$1,601,600	$4,004,000
Long Term Debt(b)	13,000,000	—	—	—	13,000,000
Operating Lease Obligations	52,864	52,864	—	—	—
Transportation and Storage Obligation(c)	9,309,222	4,340,510	4,968,712	—	—

Total Obligations	$30,370,086	$5,194,174	$6,570,312	$1,601,600	$17,004,000

(a)	Our long-term debt, notes payable and customers’ deposits all require interest payments. Interest payments are projected based on debt service schedules provided at debt issuance.

(b)	See Note 3 of the Notes to Consolidated Financial Statements for a description of this debt.

(c)	Transportation and Storage Obligations represent annual commitments with suppliers for periods extending up to four years. These costs are recoverable in customer rates.

Contracts Accounted for at Fair Value

Management of Risks Related to Derivatives — We are subject to certain risks related to changes in certain commodity prices and risks of counterparty performance. We have established policies and procedures to manage such risks. We have a Risk Management Committee (RMC), comprised of company officers and management to oversee our risk management program as defined in its risk management policy. The purpose of the risk management program is to minimize adverse impacts on earnings resulting from volatility of energy prices, counterparty credit risks, and other risks related to the energy commodity business.

In order to mitigate the risk of market price volatility related to firm commitments to purchase or sell natural gas, from time to time we have entered into hedging arrangements. For example, we purchase and store gas for distribution later in the year. We also enter agreements to buy or sell gas at a fixed price. We may use such arrangements to protect profit margins on future obligations to deliver gas at a fixed price, or to protect against adverse effects of potential market price declines on future obligations to purchase gas at fixed prices.

We account for certain of such purchases or sale agreements in accordance with SFAS No. 133. Under SFAS 133, such contracts are reflected in our financial statements as derivative assets or derivative liabilities and valued at “fair value,” determined as of the date of the balance sheet. Fair value accounting treatment is also referred to as “mark-to-market” accounting. Mark-to-market accounting results in disparities between reported earnings and realized cash flow, because changes in the derivative values are reported in our Consolidated Statement of Operations as an increase or (decrease) in “Revenues — Gas and Electric — Wholesale” without regard to whether any cash payments have been made between the parties to the contract. If such contracts are held to maturity, the cash flow from the contracts and their hedges are realized over the life of the contracts. SFAS No. 133 requires that contracts for purchase or sale at fixed prices and volumes must be valued at fair value (under mark-to-market accounting) unless the contracts qualify for treatment as a “normal purchase or sale.”

Quoted market prices for natural gas derivative contracts of our company and its subsidiaries are generally not available. Therefore, to determine the net present value of natural gas derivative contracts, we use internally developed valuation models that incorporate independently available current and forecasted pricing information.

As of December 31, 2007, these agreements were reflected on our consolidated balance sheet as derivative assets and liabilities at an approximate fair value as follows:

	Assets	Liabilities

Contracts maturing during fiscal year 2009	$64,186	$64,357

Regulated Operations — In the case of our regulated divisions, gains or losses resulting from derivative contracts are subject to deferral under regulatory procedures approved by the public service regulatory commissions of the States of Montana and Wyoming. Therefore, related derivative assets and liabilities are offset with corresponding regulatory liability and asset amounts included in “Recoverable Cost of Gas Purchases,” pursuant to SFAS No. 71, Accounting for the Effects of Certain Types of Regulation.

Off-Balance Sheet Arrangements

We do not have any off-balance-sheet arrangements that have or are reasonably likely to have a current or future effect on financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

New Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS No. 155), which amends SFAS No. 133 and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. The statement also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event occurring in fiscal years beginning after September 15, 2006. We do not expect the adoption of SFAS No. 155 to have an impact on our results of operations or financial condition.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — an amendment to FASB Statement No. 140” (SFAS No. 156). SFAS No. 156 requires that all separately recognized servicing rights be initially measured at fair value, if practicable. In addition, this statement permits an entity to choose between two measurement methods (amortization method or fair value measurement method) for each class of separately recognized servicing assets and liabilities. This new accounting standard is effective January 1, 2007. We do not expect the adoption of SFAS No. 156 to have an impact on our results of operations or financial condition.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48). This interpretation clarifies the application of SFAS No. 109 by defining a criterion than an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements and also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for our fiscal year commencing July 1, 2007. At this time, we have not completed our review and assessment of the impact of adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS No. 157 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate the volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS No. 159 also amends SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” by providing the option to record unrealized gains and losses on held-for-sale and held-to-maturity securities currently. The effective date of SFAS No. 159 is for fiscal years beginning after November 15, 2007. The implementation of SFAS No. 159 is not expected to have a material impact on our results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS 141R). SFAS 141R provides standards that will improve, simplify, and converge internationally the accounting for business combinations in consolidated financial statements. The effective date of SFAS 141R is for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of adopting SFAS 141R on our consolidated financial statements.

We have reviewed all other recently issued, but not yet effective, accounting pronouncements and do not believe any such pronouncements will have a material impact on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Our company is subject to certain market risks, including commodity price risk (i.e., natural gas prices) and interest rate risk. The adverse effects of potential changes in these market risks are discussed below. The sensitivity analyses presented do not consider either the effects that such adverse changes may have on overall economic activity or additional actions management may take to mitigate our exposure to such changes. Actual results may differ. See the notes to the financial statements for a description of our accounting policies and other information related to these financial instruments.

Commodity Price Risk

We seek to protect ourselves against natural gas price fluctuations by limiting the aggregate level of net open positions that are exposed to market price changes. We manage open positions with policies designed to limit the exposure to market risk and with regular reporting to management of potential financial exposure. Our Risk Management Committee has limited the types of contracts we will consider to those related to physical natural gas deliveries. Therefore, management believes that our results of operations are not significantly exposed to changes in natural gas prices.

Interest Rate Risk

Our results of operations are affected by fluctuations in interest rates (e.g. interest expense on debt). We mitigate this risk by entering into long-term debt agreements with fixed interest rates. Some of our notes payable, however, may be subject to variable interest rates that we may mitigate by entering into interest rate swaps. A hypothetical 100 basis point change in market rates applied to the balance of the notes payable would change our interest expense by approximately $26,000 annually.

Credit Risk

Credit risk relates to the risk of loss that our company would incur as a result of non-performance by counterparties of their contractual obligations under various instruments with our company. Credit risk may be concentrated to the extent that one or more groups of counterparties have similar economic, industry or other characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in market or other conditions. In addition, credit risk includes not only the risk that a counterparty may default due to circumstances relating directly to it, but also the risk that a counterparty may default due to circumstances which relate to other market participants that have a direct or indirect relationship with such counterparty. We seek to mitigate credit risk by evaluating the financial strength of potential counterparties. However, despite mitigation efforts, defaults by counterparties may occur from time to time. To date, no such default has occurred.

MANAGEMENT

The following are our directors and executive officers.

			Director or Officer
Name	Age	Position	Since

Ian Abrams	62	Director	2008
W.E. ‘Gene’ Argo	65	Director	2002
Steven A. Calabrese	47	Director	2006
Kevin J. Degenstein	48	Senior Vice President of Operations	2006
James W. Garrett	53	President and Chief Operating Officer	2007
Michael I. German	57	Director	2008
Mark D. Grossi	53	Director	2005
Jed D. Henthorne	47	Vice President of Administration	1998
Richard M. Osborne	62	Chief Executive Officer,	2003
		Chairman of the Board and Director
David C. Shipley	45	Vice President of Operations	2007
James R. Smail	60	Director	2007
Thomas J. Smith	63	Chief Financial Officer and Director	2003
James E. Sprague	47	Director	2006

Ian Abrams joined our board in February 2008.  Mr. Abrams, 62, is president of Reserve Ventures, a private real estate investment company for industrial and vacant real estate. He has previously founded, developed and sold several successful business ventures, including a scrap iron and metal business and a transmode container business for the service, repair and trucking of containers. Mr. Abrams also serves on the board of North Coast Community Homes, Inc., a non-profit company that develops and maintains housing for individuals with mental retardation and developmental disabilities.

W. E. ‘Gene’ Argo has been a director of Energy West since 2002. He retired in 2004 as the president and general manager of Midwest Energy, Inc., a gas and electric cooperative in Hays, Kansas, in which capacity he had served since 1992. Mr. Argo serves as the chairman of the Compensation Committee.

Steven A. Calabrese has served as a director since 2006. He is the managing partner of Calabrese, Racek and Markos, Inc., which operates a number of commercial real estate companies in Cleveland, Ohio and Tampa, Florida. The firms specialize in evaluation, market research and reporting, management, construction and development services for commercial and industrial real estate. He is also a director of John D. Oil and Gas Company, a publicly-held oil and gas exploration company in Mentor, Ohio.

Kevin J. Degenstein has served as our senior vice president of operations since September 2006. Prior to joining Energy West, Mr. Degenstein was employed by EN Engineering, an engineering consulting firm, as vice president of distribution from January 2002 until December 2003 and vice president of technology from January 2004 until August 2006. From 1982 through 2001, Mr. Degenstein held various operating positions at Nicor Gas, a natural gas utility in Illinois, including chief engineer.

James W. Garrett has served as our president and chief operating officer since November 2007. Prior to joining Energy West, he served as vice president — investor relations of Consolidated Natural Gas Co., a international gas utility that was merged with Dominion Resources, Inc. in 2000. Mr. Garrett also served as a division manager of East Ohio Gas Company, the largest gas distribution subsidiary of Dominion Resources, Inc. Mr. Garrett has also served as manager — financial planning of American Gas Association, an organization that represents energy utility companies that deliver natural gas, and as an engineer at Marathon Oil Company, a leading integrated energy company. Mr. Garrett is a Registered Professional Engineer and

Certified Financial Planner. From 2000 to 2007, Mr. Garrett served in various executive and Board positions with technology companies and nonprofit organizations.

Michael I. German joined our board in April 2008. Mr. German has over thirty years of experience in the gas industry, and has served as a senior executive for several gas utilities over the past fifteen years. He has served as president, chief executive officer and a director of Corning Natural Gas Corporation, a public utility company in Corning, New York since December 2006. Prior to joining Corning, Mr. German was senior vice president of utility operations for Southern Union Company where he was responsible for gas utility operations in Missouri, Pennsylvania, Rhode Island and Massachusetts. From 1994 to 2005, he held several senior positions at Energy East Corporation, a publicly-held energy services and delivery company, including president of several utilities.

Mark D. Grossi has served as a director since March 2005. From 1992 through September 2004, he was employed as executive vice president of Charter One Financial, Inc. a publicly-traded bank holding company, and executive vice president and chief retail banking officer of its subsidiary, Charter One Bank, N.A. Mr. Grossi is also a director of John D. Oil and Gas Company, a publicly-held oil and gas exploration company in Mentor, Ohio.

Jed D. Henthorne was appointed vice president of administration in September 2006. He has been employed by Energy West since 1988 and has served in professional and management capacities related to customer service, information technology and accounting.

Richard M. Osborne has been our chief executive officer since November 2007. He has been a director since December 2003 and chairman of the board since November 2005. He is the president and chief executive officer of OsAir, Inc., a company he founded in 1963, which operates as a property developer and manufacturer of industrial gases for pipeline delivery, and chairman of each of Northeast Ohio Natural Gas Corporation and Orwell Natural Gas Company, natural gas distribution companies in Mentor, Ohio. Since September 1998, Mr. Osborne has been chairman of the board and chief executive officer of John D. Oil and Gas Company, a publicly-held oil and gas exploration company in Mentor, Ohio. He is also chairman of the board of Corning Natural Gas Corporation, a public utility company in Corning, New York.

David C. Shipley has served as our vice president of operations since May 2007. He also serves as president of our east coast companies in Maine and North Carolina. Prior to joining Energy West, Mr. Shipley was employed by Nicor Gas, a natural gas utility in Illinois, from February 1985 to April 2007 serving in various management capacities including management and supervision of underground natural gas storage, construction and maintenance, customer service field operations, research and development, quality control, workload management, alliance development and procurement.

James R. Smail was appointed a director in August 2007. For the past thirty years, he has served as chairman of the board of J.R. Smail, Inc., an oil and gas production company he founded. He is also the chairman of the board and owner of The Monitor Bank of Big Prairie, Ohio, an Ohio state-chartered commercial bank. Mr. Smail is a director of John D. Oil and Gas Company, a publicly-held oil and gas exploration company in Mentor, Ohio.

Thomas J. Smith has been our chief financial officer since November 2007 and a director since December 2003. He served as our interim president from August 2007 through November 2007. From 1999 to 2006, he was the president, chief operating officer and a director of John D. Oil and Gas Company, a publicly-held oil and gas exploration company in Mentor, Ohio. Mr. Smith is currently a director of John D. Oil and Gas Company. Since 2003, he has been president, treasurer and secretary of Northeast Ohio Natural Gas Corporation, a natural gas distribution company in Mentor, Ohio, and since 2002 he has been president, treasurer and secretary of Orwell Natural Gas Company, a natural gas distribution company in Mentor, Ohio. He is also a director of Corning Natural Gas Corporation, a public utility company in Corning, New York.

James E. Sprague has served as a director since 2006.  He is a certified public accountant and has been employed by Walthall, Drake & Wallace LLP, an accounting firm, since 1987 and is currently a partner and part owner of the firm.

Director Independence

The board of directors has determined and confirmed that each of Mr. Abrams, Mr. Argo, Mr. Calabrese, Mr. Grossi, Mr. Smail and Mr. Sprague do not have a material relationship with Energy West that would interfere with the exercise of independent judgment and are independent pursuant to applicable laws and regulations and the listing standards of Nasdaq.

Incorporation by Reference

Certain information regarding executive compensation, director compensation and board matters required by Item 11 of Form S-1 is incorporated by reference to certain documents filed by us with the SEC. See “Incorporation of Certain Information By Reference” beginning at page 73.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of April 17, 2008, information regarding the beneficial and percentage ownership of our common stock prior to this offering of 2,250,000 shares based on 4,346,644 shares outstanding and the percentage ownership after this offering by:

•	each shareholder known by us to be the beneficial owner of more than 5% of the stock,

•	each director,

•	each current and former executive officer in the summary compensation table in our Proxy Statement on Schedule 14A for our 2007 Annual Meeting of Shareholders, and

•	all our current directors and officers as a group.

The information contained in this table does not include 337,500 shares of our common stock issuable pursuant to the underwriters’ over-allotment and 130,500 shares reserved for issuance under our stock option plans.

	Beneficial Ownership(1)
		Stock
		Options		Percentage Prior	Percentage After
Names and Address(2)	Shares	(3)	Total	to Offering	Offering

Richard M. Osborne(4)	922,271	—	922,271	21.2%	14.0%
Steven A. Calabrese(5)	211,496	—	211,496	4.9%	3.2%
James R. Smail(6)	32,550	—	32,550	*	*
David A. Cerotzke(7)	26,477	7,500	33,914	*	*
Jed D. Henthorne(8)	16,296	—	16,296	*	*
Mark D. Grossi	4,860	—	4,860	*	*
Thomas J. Smith	5,625	—	5,625	*	*
W.E. ‘Gene’ Argo	1,275	—	1,275	*	*
Michael I. German	1,000	—	1,000	*	*
James E. Sprague	465	—	465	*	*
Kevin J. Degenstein(9)	21	—	21	*	*
James W. Garrett	—	3,750	3,750	*	*
David C. Shipley	—	—	—	—	—
Ian Abrams	—	—	—	—	—
John C. Allen(10)	76,748	—	76,748	1.8%	1.2%
6654 East Saddleback St. Mesa, AZ 85215
Tim A. Good(11)	22,581	—	22,581	*	*
43 Southfork Road Cody, WY 82414
Wade F. Brooksby	33,750	—	33,750	*	*
All directors and executive officers as a group (13 individuals)	1,222,273	11,250	1,233,523	28.3%	18.7%

*	Less than 1%

(1)	Unless otherwise indicated, we believe that all persons named in the table have sole investment and voting power over the shares of stock owned.

(2)	Unless otherwise indicated, the address of each of the beneficial owners identified is c/o Energy West, Incorporated, 1 First Avenue South, Great Falls, Montana 59401.

(3)	Shares of common stock the beneficial owners have the right to acquire through stock options that are or will become exercisable within 60 days.

(4)	Shares owned by the Richard M. Osborne Trust, an Ohio trust of which Mr. Osborne is sole trustee.

(5)	Includes (i) 86,370 shares held by the Steven A. Calabrese Profit Sharing Trust, an Ohio trust of which Mr. Calabrese is co-trustee, (ii) 24,969 shares held by CCAG Limited Partnership, an Ohio limited partnership of which Mr. Calabrese is the president and only member of the board of directors, and (iii) 25,650 shares held by Mr. Calabrese’s minor children. Mr. Calabrese disclaims beneficial ownership of the shares held by his minor children.

(6)	Shares held by J.R. Smail, Inc., an Ohio corporation of which Mr. Smail is chairman and sole shareholder.

(7)	Includes (i) 22,875 shares held by the David A. Cerotzke Living Trust dated April 9, 2002, (ii) 1,010 shares in our 401(k) plan, of which, pursuant to the terms of the plan, each participant has the right to direct the voting of the shares held by the plan, (iii) 29 shares held directly in accordance with our dividend reinvestment policy, and (iv) 164 shares in stock equivalents received as a board member pursuant to the policy that allowed directors to defer payment of fees in stock prior to his appointment as president and chief executive officer. Mr. Cerotzke served as our president, chief executive officer and as a director from July 2004 through August 2007, and served as a director and vice-chairman of the board through the remainder of 2007. Thereafter, Mr. Cerotzke served only as a director, and resigned as a director effective April 10, 2008. Therefore, he is no longer a director or officer of Energy West.

(8)	Includes (i) 7,208 shares in our 401(k) plan. Pursuant to the terms of the plan, each participant has the right to direct the voting of the shares held by the plan.

(9)	Includes 21 shares in our 401(k) plan. Pursuant to the terms of the plan, each participant has the right to direct the voting of the shares held by the plan.

(10)	Includes (i) 2,219 shares held in our 401(k) plan, and (ii) 11,832 shares held in our ESOP. Pursuant to the terms of the plan and the ESOP, each participant has the right to direct the voting of the shares held by the plan and the ESOP.

(11)	Includes 12,512 shares held in our 401(k) plan. Pursuant to the terms of the plan, each participant has the right to direct the voting of the shares held by the plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Through our subsidiary EWR, we own a 19.8% interest in Kykuit, a developer of oil, gas and mineral leases in which it holds ownership interests. Certain related persons also have interests in Kykuit.

•	Richard M. Osborne, our chairman of the board and chief executive officer, has invested approximately $518,000 and owns an 18.2% membership interest in Kykuit.

•	Steven A. Calabrese, a member of our board of directors, has an interest in Kykuit as a result of his involvement with CCAG Limited Partnership (CCAG) and R.C. Enterprises & Development, LLC (RC Enterprises). CCAG and RC Enterprises are members of Kykuit, each owning approximately a 5.5% membership interest in Kykuit and having each invested approximately $156,750. Mr. Calabrese’ interest arises from his status as president of TGF Corporation, the general partner of CCAG, and his status as managing member of RC Enterprises.

•	John D. Oil and Gas Company, a publicly-held oil and gas exploration company, is an owner and the managing member of Kykuit. John D. Oil and Gas Company owns approximately a 43.8% membership interest in Kykuit and has invested $1,248,300. Mr. Osborne is the chairman of the board and chief executive officer of John D. Oil and Gas Company, and Energy West directors Mr. Calabrese, Mark D. Grossi, James R. Smail and Thomas J. Smith are directors of John D. Oil and Gas Company.

On April 10, 2008 our investment in Kykuit Resources, LLC was ratified by disinterested and independent directors Ian Abrams and W. E. Argo as well as all other members of our board of directors.

Additionally, on February 25, 2008, we entered a lease agreement, effective as of January 1, 2008, with OsAir, Inc. whereby we will lease approximately 1,028 square feet of space located in Mentor, Ohio from OsAir. The lease has a term of three years. Mr. Osborne is the president and chief executive officer of OsAir, Inc. On February 25, 2008, at a meeting of our board of directors, the lease was approved by disinterested and independent director W. E. Argo as well as the other members of the board.

We believe that the terms of the transactions and agreements described above are on terms at least as favorable as those which we could have obtained from unrelated parties. In accordance with our policy adopted by the board of directors, we expect on-going and future transactions with related parties will be:

•	on terms at least as favorable as those that we would be able to obtain from unrelated parties,

•	for bona fide business purposes, and

•	reviewed and approved by the audit committee or other independent and disinterested directors in accordance with the Montana Business Corporation Act after full disclosure of the existence and nature of the conflicting interest in the related party transaction by the directors involved in the transaction.

DESCRIPTION OF CAPITAL STOCK

Common Stock

General

Our articles of incorporation provide that we are authorized to issue 22.5 million shares of common stock, par value $0.15 per share, and 1.5 million shares of preferred stock, par value $0.15 per share.

Holders of Record

As of April 17, 2008, there were approximately 326 record owners of our common stock.

Voting Rights

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our shareholders, including the election of directors. Cumulative voting is permitted in the election of directors by multiplying the number of votes to which a shareholder is entitled by the number of directors to be elected and casting all such votes for one director nominee or distributing them among two or more director nominees.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.

Liquidation Rights

In the event of our liquidation, dissolution, or winding up, our common shareholders receive ratably any net assets that remain after the payment of all of our debts and other liabilities, subject to the senior rights of any preferred stock then outstanding.

Other

Our shares of common stock are not convertible into any other security and do not have any preemptive rights, conversion rights, redemption rights or sinking fund provisions. The rights, preferences and privileges, including voting rights, of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of preferred stock that the board may designate and issue in the future. All of our outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

We are authorized to issue up to 1.5 million shares of preferred stock, in one or more series with such designations, relative rights, preferences, voting rights, limitations, dividend rates, redemption prices, liquidation prices, conversion rights, sinking or purchase fund rights, and other provisions as the board may fix or determine. Any series of preferred stock may have rights and privileges superior to those of common stock.

No shares of preferred stock have been issued to date, nor do we have any currently designated shares of preferred stock. We currently have no plans to issue any shares of preferred stock.

Material Provisions of Montana Corporate Law and Our Charter Documents

We are subject to certain provisions of the Montana Business Corporation Act (MBCA) that provide for a two-thirds majority vote of our shareholders in connection with the approval of a plan of merger or share exchange unless the board requires a higher vote. This provision could have the effect of delaying or discouraging unsolicited acquisition proposals, including proposals to acquire our outstanding common stock at a premium to then-prevailing market prices. In addition, our articles of incorporation permit the board to authorize the issuance of preferred stock, and to designate the rights and preferences of our preferred stock, without obtaining shareholder approval. One of the effects of undesignated preferred stock may be to enable the board to render more difficult or to discourage a third party’s attempt to obtain control of Energy West by means of a tender offer, proxy contest, merger, or otherwise. The issuance of shares of preferred stock also may discourage a party from making a bid for the common stock because the issuance may adversely affect the rights of the holders of common stock. For example, preferred stock that we issue may rank prior to the common stock as to dividend rights, liquidation preference, or both, may have special voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock. The MBCA does not contain any “anti-takeover” provisions imposing specific requirements or restrictions on transactions between a corporation and significant shareholders.

UNDERWRITING

We have entered into an underwriting agreement with Ferris, Baker Watts, Incorporated (“Ferris”) and Ladenburg Thalmann & Co. Inc. with respect to the shares being offered. Subject to the terms and conditions stated in the underwriting agreement, the underwriters have agreed to purchase and we have agreed to sell to the underwriters the number of shares of common stock in the allocation as set forth below:

Underwriters	Number of Shares of Common Stock

Ferris, Baker Watts, Incorporated	[ ]
Ladenburg Thalmann & Co. Inc.	[ ]
[ ]	[ ]

Total	2,250,000

The underwriting agreement provides that the obligations of the underwriters to purchase the common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common stock (other than those shares covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters have entered into an agreement with Collins Stewart LLC, pursuant to which Collins Stewart LLC will act as co-financial advisor with the underwriters in connection with this offering. In exchange for such service, Ferris will pay Collins Stewart LLC 25% of the underwriting discount paid to Ferris in this offering and 25% of the financial advisory fee paid to Ferris in connection with this offering.

The underwriters propose to offer some of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $[     ] per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $[     ] per share on sales to other dealers. If all of the shares of common stock are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

In connection with this offering, certain of the underwriters or securities dealers may distribute this prospectus in electronic format.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to 337,500 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, the underwriters must purchase a number of additional shares of common stock approximately proportionate to the underwriters’ initial purchase commitment.

Lock-up Agreements

Our directors and executive officers have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, none of these persons or entities may, without the prior written approval of Ferris, Baker Watts, Incorporated, offer, sell, contract to sell or otherwise dispose of, directly, or indirectly, or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus, subject to extension upon material announcements or earnings releases. At any time and without public notice, Ferris, Baker Watts, Incorporated may, in its sole discretion, release all or some of the securities from these lock-up agreements.

Underwriting Discounts and Expenses

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. Theses amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise		Full Exercise

Per share	$	[ ]	$	[ ]
Total	$	[ ]	$	[ ]

We estimate that the total expenses of this offering payable by us, not including the underwriting discount and financial advisory fee, will be $[     ].

In addition to the underwriting discount paid to the underwriters, we will also pay $[     ] to the underwriters for financial advisory fees relating to this offering.

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions,

•	short sales,

•	purchases to cover positions created by short sales,

•	imposition of penalty bids, and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of common stock than they are required to purchase in this offering and purchasing common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price than otherwise might exist in the open market. The underwriters may conduct these transactions on Nasdaq or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

EXPERTS

The consolidated financial statements and the notes thereto of Energy West as of June 30, 2007 and 2006 and for the years ended June 30, 2007, 2006 and 2005 included in this prospectus and the related registration statement have been audited by Hein & Associates LLP, independent registered public accounting firm, as set forth in their report on the financials appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of Hein & Associates LLP as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters with respect to our shares of common stock to be sold in this offering will be passed upon for us by Kohrman Jackson & Krantz P.L.L., Cleveland, Ohio. Kohrman Jackson & Krantz P.L.L. will be relying upon Browning, Kaleczyc, Berry & Hoven, P.C. with respect to matters of Montana law. Certain legal matters will be passed upon for the underwriters by Venable LLP, Baltimore, Maryland.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C., 20549. You can request copies of these documents by contacting the SEC upon payment of fees prescribed by the SEC and paying a fee for the copying cost. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus is part of a registration statement on Form S-1 filed by us with the SEC. This prospectus does not contain all of the information included in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC.

The SEC allows us to “incorporate by reference” certain documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC before the date of this prospectus. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement. We incorporate by reference into this prospectus the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended June 30, 2007 as filed on September 27, 2007,

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 as filed on November 14, 2007

•	our Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 as filed on February 14, 2008

•	our Proxy Statement on Schedule 14A for our 2007 Annual Meeting of Shareholders as filed on October 15, 2007, and

•	our Current Reports on Form 8-K filed on April 18, 2008, April 14, 2008, March 5, 2008, February 29, 2008, February 2, 2008, December 21, 2007, November 20, 2007, October 26, 2007, October 1, 2007, August 31, 2007 and July 5, 2007.

You may request copies of these filings, at no cost, by writing or calling us at:

Energy West, Incorporated
1 First Avenue South
Great Falls, Montana 59401
Attn: Jed Henthorne, Vice President of Administration
Telephone: (406) 791-4500
Fax: (936) 566-4630

Our SEC filings also are available on our website at www.ewst.com. The information on our website is not, and you must not consider the information to be, a part of this prospectus.

ENERGY WEST INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, DECEMBER 31, 2007 AND 2006, AND JUNE 30, 2007

	December 31,		June 30,
	2007	2006	2007
	(Unaudited)		(Audited)

ASSETS
Current Assets:
Cash	$1,905,261	$1,039,846	$7,010,020
Accounts and notes receivable less $135,899, $176,359 and $64,054, respectively, allowance for bad debt	7,605,078	6,305,159	3,532,083
Unbilled gas	3,273,336	2,189,049	649,939
Derivative assets	64,186	117,617	57,847
Natural gas and propane inventories	8,070,605	7,280,772	5,474,309
Materials and supplies	864,025	447,668	377,296
Prepayments and other	637,856	194,411	142,964
Income tax receivable	—	—	162,432
Recoverable cost of gas purchases	383,985	252,245	307,899
Deferred tax asset	18,403	221,088	53,370
Assets held for sale	—	13,224,369	—

Total current assets	22,822,735	31,272,224	17,768,159
Property, Plant and Equipment, Net	30,966,742	30,480,742	30,473,991
Deferred Charges	2,962,069	3,817,757	3,031,425
Deferred Tax Asset Long Term	6,956,272	—	—
Other Investments	644,777	—	—
Other Assets	183,797	341,791	560,463

TOTAL ASSETS	$64,536,392	$65,912,514	$51,834,038

LIABILITIES AND CAPITALIZATION
Current Liabilities:
Accounts payable	$6,798,004	$5,519,515	$4,543,525
Current portion of long-term debt	—	1,061,509	—
Line of credit	6,525,495	5,050,000	—
Derivative liabilities	64,357	60,582	58,018
Accrued income taxes	86,315	627,428	—
Accrued and other current liabilities	4,913,992	4,084,047	3,092,726
Liabilities held for sale	—	1,311,791	—

Total current liabilities	18,388,163	17,714,872	7,694,269

Other Obligations:
Deferred income taxes	—	6,293,307	4,585,170
Deferred investment tax credits	260,627	281,689	271,158
Other long-term liabilities	3,785,001	4,500,945	3,987,731

Total	4,045,628	11,075,941	8,844,059

Long-Term Debt	13,000,000	17,318,333	13,000,000

Commitments and Contingencies (see note 7)
Stockholders’ Equity:
Preferred stock; $.15 par value, 1,500,000 shares authorized, no shares outstanding	—	—	—
Common stock;(a) $.15 par value, 15,000,000 shares authorized, 4,312,803, 4,438,766 and 4,288,656 shares outstanding at
December 31, 2007 and 2006, and June 30, 2007 respectively	646,920	665,815	643,298
Capital in excess of par value	5,953,433	7,620,923	5,867,727
Retained earnings	22,502,248	11,516,630	15,784,685
Total stockholders’ equity	29,102,601	19,803,368	22,295,710

TOTAL CAPITALIZATION	42,102,601	37,121,701	35,295,710

TOTAL LIABILITIES AND CAPITALIZATION	$64,536,392	$65,912,514	$51,834,038

(a)	On February 1, 2008 a 3:2 stock split was effectuated. Outstanding common shares have been restated to reflect the stock split.

The accompanying notes are an integral part of these condensed financial statements.

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended
	December 31,
	2007	2006
	(Unaudited)

REVENUES:
Natural gas operations	$21,118,295	$20,193,756
Gas and electric — wholesale	7,008,122	6,104,721
Pipeline operations	186,855	199,191

Total revenues	28,313,272	26,497,668

EXPENSES:
Gas purchased	13,972,427	14,141,400
Gas and electric — wholesale	5,922,616	5,036,927

Total cost of sales	19,895,043	19,178,327

GROSS MARGIN	8,418,229	7,319,341

Distribution, general, and administrative	4,601,908	3,101,275
Maintenance	325,915	244,435
Depreciation and amortization	889,371	850,202
Taxes other than income	863,613	675,415

Total expenses	6,680,807	4,871,327

OPERATING INCOME	1,737,422	2,448,014
OTHER INCOME	190,093	138,348
INTEREST (EXPENSE)	(529,711)	(803,905)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX	1,397,804	1,782,457
INCOME TAX (EXPENSE)	(273,828)	(665,287)

INCOME FROM CONTINUING OPERATIONS	1,123,976	1,117,170

DISCONTINUED OPERATIONS:
Income (loss) from discontinued operations	—	(67,196)
Income tax benefit (expense)	—	25,263

INCOME FROM DISCONTINUED OPERATIONS:	—	(41,933)

INCOME BEFORE EXTRAORDINARY ITEM	1,123,976	1,075,237
EXTRAORDINARY ITEM -	6,819,182	—

NET INCOME	$7,943,158	$1,075,237

BASIC EARNINGS PER COMMON SHARE:
Income from continuing operations	$0.26	$0.25
Income (loss) from discontinued operations	$0.00	$(0.01)
Extraordinary item	$1.59	$0.00

	$1.85	$0.24
DILUTED EARNINGS PER COMMON SHARE:
Income from continuing operations	$0.26	$0.25
Income (loss) from discontinued operations	$0.00	$(0.01)
Extraordinary item	$1.58	$0.00

	$1.85	$0.24
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:(a)
Basic	4,287,437	4,419,197
Diluted	4,304,559	4,467,768

(a)	On February 1, 2008, a 3:2 stock split was effectuated. Weighted average shares and earning per share have been restated to reflect the stock split.

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	December 31,
	2007	2006
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,943,158	$1,075,237
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization, including deferred charges and financing costs	934,567	1,164,459
Derivative assets	(6,339)	20,248
Derivative liabilities	6,339	17,918
Deferred gain	120,758	(122,760)
Investment tax credit	(10,531)	(10,531)
Deferred income taxes	(6,701,691)	(32,830)
Changes in assets and liabilities:
Accounts receivable	(5,650,941)	(3,802,292)
Natural gas and propane inventories	(2,596,296)	(2,422,173)
Accounts payable	563,691	1,947,459
Recoverable/refundable cost of gas purchases	(111,595)	(172,734)
Prepayments and other	(419,585)	67,353
Net assets held for sale	—	(1,078,250)
Other assets & liabilities	1,823,636	(682,194)

Net cash used in operating activities	(4,104,829)	(4,031,090)

CASH FLOWS FROM INVESTING ACTIVITIES:
Construction expenditures	(1,384,540)	(1,093,444)
Purchase of stock — Frontier Utilities and Penobscot Natural Gas	(4,601,599)	—
Other investments	(644,777)	—
Customer advances received for construction	65,972	195,152
Increase from contributions in aid of construction	38,874	—

Net cash used in investing activities	(6,526,070)	(898,292)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt	—	(283,371)
Proceeds from lines of credit	8,475,495	6,100,000
Repayments of lines of credit	(1,950,000)	(1,050,000)
Proceeds from other short-term borrowings	—	212,275
Repurchase of common stock	(150,911)	—
Sale of common stock	221,890	—
Dividends paid	(1,070,334)	(649,254)

Net cash provided by financing activities	5,526,140	4,329,650

NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,104,759)	(599,732)
CASH AND CASH EQUIVALENTS:
Beginning of period	7,010,020	1,639,578

End of period	$1,905,261	$1,039,846

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
December 31, 2007

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Energy West, Incorporated and its subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended December 31, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2008. The financial statements should be read in conjunction with the audited consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007.

Energy West, Incorporated is a regulated public utility, with certain non-utility operations conducted through its subsidiaries. We were originally incorporated in Montana in 1909. We currently have five reporting segments:

• Natural Gas Operations	Distributes approximately 23 billion cubic feet of natural gas to approximately 36,000 customers through regulated utilities operating in and around Great Falls and West Yellowstone, Montana, Cody, Wyoming, Elkin, North Carolina and Bangor, Maine. The approximate population of the service territories is 173,000. The operation in Elkin, North Carolina was added October 1, 2007. The operation in Bangor, Maine was added December 1, 2007.

• Marketing and Production Operations	Markets approximately 1.6 billion cubic feet of natural gas to commercial and industrial customers in Montana and Wyoming and manages midstream supply and production assets for transportation customers and utilities through its subsidiary, Energy West Resources (“EWR”). EWR has an ownership interest in 165 natural gas producing wells and gas gathering assets. Missouri River Propane (“MRP”), our small Montana wholesale distribution company that sells propane to our affiliated utility, had been reported in Propane Operations. It is now being reported in marketing and production operations.

In addition, during fiscal year 2008, EWR invested in 19.8% of the membership interests of Kykuit Resources, LLC (“Kykuit”), a developer and operator of oil, gas and mineral leasehold estates located in Montana. The cost method of accounting is used to account for income and losses from this investment. There was no material gain or loss in the first six months of fiscal year 2008. There is certain common ownership and management between Kykuit and the Company.

• Pipeline Operations (EWD)	Owns the Shoshone interstate and the Glacier gathering natural gas pipelines located in Montana and Wyoming. Certain natural gas producing wells owned by our pipeline operations are being managed and reported under its marketing and production operations.

• Propane Operations (Discontinued Operations)	Annually distributed approximately 5.4 million gallons of propane to approximately 8,000 customers through utilities operating

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
December 31, 2007 — (Continued)

underground vapor systems in and around Payson, Pine, and Strawberry, Arizona and retail distribution of bulk propane to approximately 2,300 customers in the same Arizona communities. The Arizona assets were sold during fiscal year 2007, and the results of operations for the propane assets related to this sale have been reclassified as income from discontinued operations. The associated assets and liabilities are shown on the consolidated balance sheet as “Assets held for sale” and “Liabilities held for sale.” See Note 5. MRP, our small Montana wholesale distribution company that sells propane to our affiliated utility, had been reported in propane operations. It is now being reported in its marketing and production operations.

• Corporate and Other	Not previously reported, Corporate and Other was primarily established to encompass the results of Corporate acquisitions and other equity transactions. The extraordinary gain of $6.8 million from the acquisition of properties in the second quarter of fiscal year 2008 has been reported in Corporate and Other.

NOTE 1 —	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

Management of Risks Related to Derivatives — The Company and its subsidiaries are subject to certain risks related to changes in certain commodity prices and risks of counterparty performance. The Company has established policies and procedures to manage such risks. The Company has a Risk Management Committee, comprised of Company officers and management to oversee the Company’s risk management program as defined in its risk management policy. The purpose of the risk management program is to minimize adverse impacts on earnings resulting from volatility of energy prices, counterparty credit risks, and other risks related to the energy commodity business.

In order to mitigate the risk of natural gas market price volatility related to firm commitments to purchase or sell natural gas, from time to time the Company and its subsidiaries have entered into hedging arrangements. Such arrangements may be used to protect profit margins on future obligations to deliver gas at a fixed price, or to protect against adverse effects of potential market price declines on future obligations to purchase gas at fixed prices.

Quoted market prices for natural gas derivative contracts of the Company and its subsidiaries are generally not available. Therefore, to determine the net present value of natural gas derivative contracts, the Company uses internally developed valuation models that incorporate independently available current and forecasted pricing information.

During the first six months of fiscal 2008, the Company has not entered into any new contracts requiring mark-to-market accounting under Statement of Financial Accounting Standards (“SFAS”) No. 133 Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). However, existing derivatives as of December 31, 2007 were reflected on the Company’s consolidated balance sheet as derivative assets and liabilities at an approximate fair value as follows:

	Assets	Liabilities

Contracts maturing during fiscal year 2009	$64,186	$64,357

Natural Gas and Propane Operations — In the case of the Company’s regulated divisions, gains or losses resulting from derivative contracts are subject to deferral under regulatory procedures of the public service

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
December 31, 2007 — (Continued)

regulatory commissions of Montana, Wyoming, North Carolina and Maine. Therefore, related derivative assets and liabilities are offset with corresponding regulatory liability and asset amounts included in “Recoverable Cost of Gas Purchases” pursuant to SFAS No. 71, Accounting for the Effects of Certain Types of Regulation. As of December 31, 2007, the Company’s regulated operations have no contracts meeting the mark-to-market accounting requirements.

NOTE 2 —	INCOME TAX EXPENSE

Income tax expense differs from the amount computed by applying the federal statutory rate to pre-tax income or loss as demonstrated in the following table:

	Six Months Ended
	December 31
	2007	2006
	(Unaudited)

Income tax from continuing operations:
Tax expense at statutory rate of 34%	$475,253	$606,035
State income tax expense, net of federal tax expense	65,138	83,062
Amortization of deferred investment tax credits	(10,530)	(10,530)
Other	(256,033)	(13,281)

Total income tax expense from continuing operations	273,828	665,287
Income tax from discontinued operations:
Tax expense (benefit) at statutory rate of 34%	—	(22,847)
State income tax expense (benefit) net of federal tax expense (benefit)	—	(3,131)
Other	—	715

Total income tax expense (benefit) from discontinued operations	—	(25,263)

Total income tax expense	$273,828	$640,024

Other tax benefit for fiscal year 2008 includes an adjustment for prior year actual tax expense from amounts that had been estimated and accrued.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 is effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 are to be applied to all tax positions upon initial adoption of the Interpretation. Upon adopting FIN 48, the Company had no unrecognized tax benefits that would have a material impact to the Company’s financial statements for any open tax years. During the first six months of fiscal year 2008, no adjustments were recognized for uncertain tax positions.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expense. No interest and penalties related to unrecognized tax benefits were accrued at December 31, 2007.

The tax years 2002 through 2006 remain open to examination by the major taxing jurisdictions in which we operate, although no material changes to unrecognized tax positions are expected within the next twelve months.

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
December 31, 2007 — (Continued)

NOTE 3 —	LINES OF CREDIT AND LONG-TERM DEBT

We fund our operating cash needs, as well as dividend payments and capital expenditures, primarily through cash flow from operating activities and short-term borrowing. Historically, to the extent cash flow has not been sufficient to fund these expenditures, we have used the working capital line of credit portion of the credit facility with LaSalle Bank, N.A. (“LaSalle”). We have greater need for short-term borrowing during periods when internally generated funds are not sufficient to cover all capital and operating requirements, including costs of gas purchased and capital expenditures. In general, our short-term borrowing needs for purchases of gas inventory and capital expenditures are greatest during the summer and fall months and our short-term borrowing needs for financing customer accounts receivable are greatest during the winter months.

LaSalle Line of Credit — On June 29, 2007, the Company established its new five-year unsecured credit facility with LaSalle, replacing a previous $20.0 million one-year facility with LaSalle which was scheduled to expire in November 2007. The new credit facility includes an annual commitment fee equal to 0.20% of the unused portion of the facility and interest on amounts outstanding at the London Interbank Offered Rate, plus 120 to 145 basis points, for interest periods selected by the Company.

Long-term Debt — $13.0 million 6.16% Senior Unsecured Notes — On June 29, 2007, the Company issued 6.16% Senior Unsecured Notes in the aggregate principal amount of $13.0 million, due June 29, 2017. The proceeds of these notes were used to refinance our existing notes. With this refinancing, we expensed the remaining debt issue costs of $991,000 in fiscal 2007, and incurred approximately $400,000 in new debt issue costs to be amortized over the life of the new note.

Debt Covenants — The Company’s 6.16% Senior Unsecured Note and LaSalle credit facility agreements contain various covenants, which include, among others, limitations on total dividends and distributions made in the immediately preceding 60-month period to 75% of aggregate consolidated net income for such period, restrictions on certain indebtedness, limitations on asset sales, and maintenance of certain debt-to-capital and interest coverage ratios. At December 31, 2007, the Company believes it was in compliance with the financial covenants under its new debt agreements.

At December 31, 2007, the Company had approximately $1.9 million of cash on hand. In addition, at December 31, 2007, the Company had $6.5 million in borrowings under the LaSalle Credit Facility revolving line of credit. The Company’s net availability at December 31, 2007, was $13.5 million under the LaSalle Facility revolving line of credit.

The total amount outstanding under all of the Company’s long-term debt obligations was $13.0 million and approximately $17.3 million at December 31, 2007, and December 31, 2006, respectively. The portion of such obligations due within one year was $0 and $1.1 million at December 31, 2007, and December 31, 2006, respectively.

NOTE 4 —	ACQUISITIONS AND EXTRAORDINARY GAIN

On October 1, 2007, the Company completed the acquisition of Frontier Utilities of North Carolina, Inc. (“Frontier Utilities”), which operates a natural gas utility in and around Elkin, North Carolina through its subsidiary, Frontier Energy, LLC. The purchase price was $4.5 million in cash, plus adjustment for taxes and working capital, resulting in a total purchase price of approximately $4.9 million. On December 1, 2007, the Company completed the acquisition of Penobscot Natural Gas Company, Inc. (“Penobscot Natural Gas”) for a total purchase price of approximately $434,000. Penobscot Natural Gas is the parent company of Bangor Gas Company LLC, which operates a natural gas utility in and around Bangor, Maine.

The results of operations for Frontier Utilities and Penobscot Natural Gas have been included in the consolidated financial statements since the dates of acquisition.

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
December 31, 2007 — (Continued)

Under Financial Accounting Standards (“FAS”) 141, the Company has recorded these stock acquisitions as if the net assets of the targets were acquired. For income tax purposes, the Company is permitted to “succeed” to the operations of the acquired companies, whereby the Company may continue to depreciate the assets at their historical tax cost bases. As a result, the Company may continue to depreciate approximately $79.0 million of capital assets using the useful lives and rates employed by both Frontier Utilities and Penobscot Natural Gas. This treatment results in a potential future federal and state income tax benefit of approximately $16.9 million over a 24-year period using applicable federal and state income tax rates. Under Internal Revenue Code Section 382, our ability to recognize tax deductions as a result of this tax benefit will be limited during the first 5 years following the acquisitions.

Following FAS 109, our balance sheet at December 31, 2007 reflects a gross deferred tax asset of approximately $16.9 million, offset by a valuation allowance of approximately $5.3 million, resulting in a net deferred tax asset associated with the acquisition of approximately $11.5 million.

The excess of the net deferred tax assets received in the transactions over the total purchase consideration has been reflected as an extraordinary gain of approximately $6.8 million on the accompanying statement of income in accordance with the provisions of FAS 141.

The preparation of the Company’s financial statements requires management to make significant estimates. The deferred tax asset, valuation allowance and related extraordinary gain requires a significant amount of judgment and is a significant estimate. The estimate is based on projected future tax deductions, future taxable income, estimated limitations under the Internal Revenue Code, an estimated valuation allowance, and other assumptions. It is possible that this estimate could change and the change could be material.

NOTE 5 —	DISCONTINUED OPERATIONS

On July 17, 2006, we entered into an Asset Purchase Agreement among our company, our subsidiary Energy West Propane, Inc. (EWP), and SemStream, L.P. Pursuant to the Asset Purchase Agreement, our company and EWP agreed to sell, and SemStream agreed to buy, (i) all of the assets and business operations associated with our regulated propane gas distribution system operated in the cities and outlying areas of Payson, Pine, and Strawberry, Arizona (the “Regulated Business”), and (ii) all of the assets and business operations of EWP that are associated with certain “non-regulated” propane assets in the same geographic area (the “Non-Regulated Business,” and together with the Regulated Business, the “Business”).

Pursuant to the Purchase and Sale Agreement, the sale was conditioned on approval by the Arizona Corporation Commission, or “ACC”, with the closing to occur on the first day of the month after receipt of ACC approval. This approval was received on March 13, 2007, and the closing date of the transaction was April 1, 2007.

SemStream purchased only the assets and business operations of our Company and EWP that pertain to the Business within the state of Arizona, and that also pertain to the Energy West Propane — Arizona division of our company and/or EWP (collectively, the “Arizona Assets”). Pursuant to the Asset Purchase Agreement, SemStream paid a cash purchase price of $15.0 million for the Arizona Assets, plus final working capital adjustments of approximately $3.0 million.

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
December 31, 2007 — (Continued)

The assets and liabilities of the discontinued operations are presented separately under the captions “Assets Held for Sale” and “Liabilities Held for Sale”, respectively, in the accompanying Balance Sheets at December 31, 2006 and consist of the following:

December 31, 2006
(Unaudited)

Assets and Liabilities Held for Sale
Assets held for sale:
Accounts receivable	$1,011,455
Unbilled gas	904,263
Propane inventory	704,222
Materials and supplies	118,418
Prepayments	268,395
Recoverable cost of gas purchases	1,015,982
Property, plant and equipment, net	9,201,634

Total assets held for sale	13,224,369
Liabilities held for sale:
Accounts payable	139,355
Other current liabilities	531,848
Contributions in aid of construction	640,588

Total liabilities held for sale	1,311,791

Net assets held for sale	$11,912,578

The following table details the line item “Income from Discontinued Operations” that appears on the face of the Statements of Operations for the three and six month periods ending December 31, 2006, as well as for the Propane Operations data appearing in Item 2.

Six Months Ended
December 31, 2006
(Unaudited)

DISCONTINUED OPERATIONS:
REVENUES:
Propane operations	$4,450,492
COST OF SALES:
Gas purchased	3,003,694

GROSS MARGIN	1,446,798
EXPENSES:
Distribution, general, and administrative	976,054
Maintenance	38,582
Depreciation and amortization	242,069
Taxes other than income	75,449

Total expenses	1,332,154

OPERATING INCOME	114,644
OTHER INCOME	37,140
INTEREST (EXPENSE)	(218,980)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS BEFORE INCOME TAXES	(67,196)
INCOME TAX BENEFIT (EXPENSE)	25,263

INCOME (LOSS) FROM DISCONTINUED OPERATIONS	$(41,933)

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
December 31, 2007 — (Continued)

NOTE 6 —	DEFERRED CHARGES

Deferred Charges consist of the following:

	Six Months Ended		Year Ended
	December 31,		June 30,
	2007	2006	2007
	(Unaudited)		(Audited)

Regulatory asset for property taxes	$1,860,497	$2,186,862	$2,013,623
Regulatory asset for income taxes	452,646	458,753	452,646
Regulatory asset for deferred environmental remediation costs	216,242	287,708	247,617
Other regulatory assets	—	17,953	—
Unamortized debt issue costs	432,684	866,481	317,539

Total	$2,962,069	$3,817,757	$3,031,425

Regulatory assets will be recovered over a period of approximately seven to twenty years.

The property tax asset does not earn a return in the rate base; however the property tax is recovered in rates over a ten-year period starting January 1, 2004. The income taxes and environmental remediation costs earn a return equal to that of the Company’s rate base. No other assets earn a return or are recovered in the rate structure. Other regulatory assets include rate case costs to be amortized over the period approved by the appropriate regulatory agency.

NOTE 7 —	CONTINGENCIES

Environmental Contingency — We own property on which we operated a manufactured gas plant from 1909 to 1928. We currently use this site as an office facility for field personnel and storage location for certain equipment and materials. The coal gasification process utilized in the plant resulted in the production of certain by-products that have been classified by the Federal government and the State of Montana as hazardous to the environment.

We have completed our remediation of soil contaminants at the plant site. In April 2002 we received a closure letter from the Montana Department of Environmental Quality, or “MDEQ,” approving the completion of such remediation program.

We and our consultants worked with the MDEQ relating to the remediation plan for water contaminants. The MDEQ has established regulations that allow water contaminants at a site to exceed standards if it is technically impracticable to achieve those standards. Although the MDEQ has not established guidance respecting the attainment of a technical waiver, the U.S. Environmental Protection Agency (the “EPA”) has developed such guidance. The EPA guidance lists factors that render remediation technically impracticable. We have filed with the MDEQ a request for a waiver from complying with certain standards.

At December 31, 2007, we had incurred cumulative costs of approximately $2.1 million in connection with our evaluation and remediation of the site. On May 30, 1995, we received an order from the Montana Public Service Commission (“MPSC”) allowing for recovery of the costs associated with the evaluation and remediation of the site through a surcharge on customer bills. As of December 31, 2007, we had recovered approximately $1.9 million through such surcharges. As of December 31, 2007, the cost remaining to be recovered through the on-going rate is $216,000.

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
December 31, 2007 — (Continued)

We are required to file with the MPSC every two years for approval to continue the recovery of these costs through a surcharge. During fiscal 2007, the MPSC approved the continuation of the recovery of these costs with its order dated May 15, 2007.

Derivative Contingencies — Among the risks involved in natural gas marketing is the risk of nonperformance by counterparties to contracts for purchase and sale of natural gas. Our marketing and production operation’s subsidiary is party to certain contracts for purchase or sale of natural gas at fixed prices for fixed time periods. Some of these contracts are recorded as derivatives, valued on a mark-to-market basis.

Legal Proceedings  — We are party to certain legal proceedings in the normal course of our business, that, in the opinion of management, are not material to our business or financial condition.

NOTE 8 —	SEGMENTS OF OPERATIONS

Income from continuing operations is summarized in the table below:

	Six Months Ended December 31
	2007	2006

Gross margin (operating revenue less cost of gas sold):
Natural gas operations	$7,145,868	$6,052,356
Marketing and production operations	1,085,506	1,067,794
Pipeline operations	186,855	199,191

	8,418,229	7,319,341

Operating income:
Natural gas operations	898,768	1,549,037
Marketing and production operations	764,813	808,529
Pipeline operations	73,841	90,448

	1,737,422	2,448,014

Net income from continuing operations:
Natural gas operations	507,494	623,944
Marketing and production operations	570,374	449,159
Pipeline operations	46,108	44,067

	$1,123,976	$1,117,170

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
December 31, 2007 — (Continued)

NOTE 9 —	ACCRUED AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities consist of the following:

	December 31,		June 30,
	2007	2006	2007
	(Unaudited)		(Audited)

Property tax settlement — current portion	$243,000	$243,000	$243,000
Payable to employee benefit plans	65,872	130,748	132,131
Accrued vacation	284,299	264,525	224,588
Customer deposits	443,519	402,113	394,128
Accrued interest	355,676	160,668	9,069
Accrued taxes other than income	523,539	401,696	506,448
Deferred short-term gain	202,821	243,519	243,519
Customer prepayments from levelized billing	1,609,986	1,193,842	605,031
Other	1,185,280	1,043,936	734,812

Total	$4,913,992	$4,084,047	$3,092,726

December 31, 2006 information presented differs from prior presentations due to the reclassification of certain propane items from “Accrued and other current liabilities” to “Liabilities held for sale.”

NOTE 10 —	OTHER LONG TERM LIABILITIES

Other long-term liabilities consist of the following:

	December 31,		June 30,
	2007	2006	2007
	(Unaudited)		(Audited)

Asset retirement obligation	$707,301	$668,663	$688,371
Contributions in aid of construction	1,351,338	1,714,093	1,313,907
Customer advances for construction	671,193	472,997	605,221
Accumulated postretirement obligation	—	144,201	—
Deferred gain — long-term*	—	202,822	82,063
Regulatory liability for income taxes	83,161	83,161	83,161
Property tax settlement	972,008	1,215,008	1,215,008

Total	$3,785,001	$4,500,945	$3,987,731

December 31, 2006 information presented differs from prior presentations due to the reclassification of certain propane items from “Other long term liabilities” to “Liabilities held for sale.”

*	In January 2005, two long-term contracts were designated as “normal purchases and sales”. The derivative liability as of January 2005 is being amortized over the remaining monthly volumes of the contract at a rate of $1.21 per million British Thermal Units (MMBtu).

NOTE 11 —	STOCK OPTIONS AND SHAREHOLDER RIGHTS PLANS

2002 Stock Option Plan — The Energy West Incorporated 2002 Stock Option Plan (the “Option Plan”) provides for the issuance of up to 300,000 shares of our common stock to certain key employees. As of December 31, 2007, there are 67,500 options outstanding, 169,500 shares issued under this plan have been exercised, and 63,000 shares are available for future grants under this plan. Additionally, our 1992 Stock Option Plan (the “1992 Option Plan”), which expired in September 2002, provided for the issuance of up to 150,000 shares of our common stock pursuant to options issuable to certain key employees. Under the 2002

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
December 31, 2007 — (Continued)

Option Plan and the 1992 Option Plan (collectively, “the Option Plans”), the option price may not be less than 100% of the common stock fair market value on the date of grant (in the event of incentive stock options, 110% of the fair market value if the employee owns more than 10% of our outstanding common stock). Pursuant to the Option Plans, the options vest over four to five years and are exercisable over a five to ten-year period from date of issuance. When the 1992 Option Plan expired in September 2002, 18,900 shares remained unissued and were no longer available for issuance.

SFAS No. 123 Disclosures — Effective July 1, 2005, we have adopted the provisions of SFAS No. 123 Accounting for Stock-Based Compensation. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing.

In the fiscal quarters ended December 31, 2007 and 2006, 30,000 and 15,000 options were granted, respectively. At December 31, 2007 and 2006, a total of 67,500 and 225,750 options were outstanding, respectively.

	Six Months Ended
	December 31,
	2007	2006

Expected dividend rate	4.52%	4.20%
Risk free interest rate	4.24%	5.00%
Weighted average expected lives, in years	1.75	2.90
Price volatility	31.16%	31.38%
Total intrinsic value of options exercised	$255,287	$60,000
Total cash received from options exercised	$449,791	$212,250

A summary of the status of our stock option plans as of December 31, 2007, and June 30, 2007 and 2006 and changes during the periods ended on these dates is presented below.

		Weighted	Aggregate
	Number of	Average	Intrinsic
	Shares	Exercise Price	Value

Outstanding June 30, 2005	189,000	$5.57
Granted	72,750	$6.74
Exercised	(3,750)	$5.66
Expired	(39,750)	$0.00

Outstanding June 30, 2006	218,250	$5.56
Granted	45,000	$7.03
Exercised	(93,750)	$5.47
Expired	(4,500)	$0.00

Outstanding June 30, 2007	165,000	$5.98
Granted	30,000	$9.88
Exercised	(75,750)	$5.94
Expired	(51,750)	$0.00

Outstanding December 31, 2007	67,500	$6.43	$209,800

Exerciseable December 31, 2007	37,500	$5.74	$140,025

The weighted average fair value of options granted during the quarters ending December 31, 2007 and 2006 was $2.34 and $1.45, respectively. There were 15,000 new options granted in each of the first and second quarters of fiscal year 2008.

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
December 31, 2007 — (Continued)

The following information applies to options outstanding at December 31, 2007:

		Remaining
		Contractual
Grant	Number	Life	Number	Exercise
Date	Outstanding	(Years)	Exercisable	Price

4/1/2005	30,000	7.3	22,500	$4.41
10/4/2005	15,000	7.8	11,250	$7.01
1/6/2006	7,500	3.0	0	$6.35
12/1/2007	15,000	9.9	3,750	$9.93

	67,500		37,500

NOTE 12 —	NEW ACCOUNTING PRONOUNCEMENTS

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets — an amendment to FASB Statement No. 140 (“SFAS 156”). SFAS 156 requires that all separately recognized servicing rights be initially measured at fair value, if practicable. In addition, this statement permits an entity to choose between two measurement methods (amortization method or fair value measurement method) for each class of separately recognized servicing assets and liabilities. This new accounting standard is effective January 1, 2007. We do not expect the adoption of SFAS 156 to have an impact on our results of operations or financial condition.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). This interpretation clarifies the application of SFAS 109 by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements and also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for our fiscal year commencing July 1, 2007. We have completed our review and assessment of the impact of adoption of FIN 48. This is discussed in Note 2 — Income Tax Expense.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS 157 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS 159 also amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities,” by providing the option to record unrealized gains and losses on held-for-sale and held-to-maturity securities currently. The effective date of SFAS 159 is for fiscal years beginning after November 15, 2007. The implementation of SFAS 159 is not expected to have a material impact on our results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, (“SFAS 141R”). SFAS 141R provides standards that will improve, simplify, and converge internationally the accounting for business combinations in consolidated financial statements. The effective date of SFAS 141R is for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of adopting SFAS 141R on our consolidated financial statements.

We have reviewed all other recently issued, but not yet effective, accounting pronouncements and do not believe any such pronouncements will have a material impact on our financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Energy West, Incorporated
Great Falls, Montana

We have audited the consolidated balance sheets of Energy West, Incorporated and subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2007. Our audits also included the financial statement schedule as of, and for the three years in the period ending June 30, 2007 listed in the index of the Form 10-K as Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Energy West, Incorporated and subsidiaries as of June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ HEIN & ASSOCIATES LLP

Denver, Colorado
September 27, 2007

ENERGY WEST INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, JUNE 30, 2007 AND 2006

	2007	2006

ASSETS
Current Assets:
Cash	$7,010,020	$1,639,578
Accounts receivable less $64,054 and $121,453 respectively, allowance for bad debt	3,532,083	3,968,105
Unbilled gas	649,939	723,810
Derivative assets	57,847	137,865
Natural gas and propane inventories	5,474,309	4,858,599
Materials and supplies	377,296	343,527
Prepayment and other	142,964	261,764
Income tax receivable	162,432	—
Recoverable cost of gas purchases	307,899	79,511
Deferred tax asset	53,370	—
Assets held for sale	—	11,656,570

Total current assets	17,768,159	23,669,329
Property, Plant and Equipment, Net	30,473,991	29,889,873
Deferred Charges	3,031,425	4,108,173
Other Assets	560,463	263,370

TOTAL ASSETS	$51,834,038	$57,930,745

LIABILITIES AND CAPITALIZATION
Current Liabilities:
Accounts payable	$4,543,525	$3,572,055
Current portion of long-term debt	—	1,058,213
Derivative liabilities	58,018	42,664
Accrued income taxes	—	1,320,431
Deferred income taxes	—	269,163
Accrued and other current liabilities	3,092,726	3,711,668
Liabilities held for sale	—	822,242

Total current liabilities	7,694,269	10,796,436

Other Obligations:
Deferred income taxes	4,585,170	5,835,886
Deferred investment tax credits	271,158	292,220
Other long-term liabilities	3,987,731	4,236,089

Total	8,844,059	10,364,195

Long-Term Debt	13,000,000	17,605,000

Commitments and Contingencies (note 12)
Stockholders’ Equity:
Preferred stock; $.15 par value, 1,500,000 shares authorized, no shares outstanding	—	—
Common stock; $.15 par value, 7,500,000 shares authorized, 4,288,657 and 4,401,266 shares outstanding at June 30, 2007 and 2006, respectively	643,300	660,191
Capital in excess of par value	5,867,725	7,414,274
Retained earnings	15,784,685	11,090,649

Total stockholders’ equity	22,295,710	19,165,114

TOTAL CAPITALIZATION	35,295,710	36,770,114

TOTAL LIABILITIES AND CAPITALIZATION	$51,834,038	$57,930,745

See notes to consolidated financial statements

ENERGY WEST INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2007, 2006, AND 2005

	2007	2006	2005

REVENUES:
Natural gas operations	$46,439,506	$55,452,395	$44,554,815
Gas and electric — wholesale	12,545,359	18,831,929	22,910,131
Pipeline operations	388,175	411,237	424,038

Total revenues	59,373,040	74,695,561	67,888,984

COST OF SALES:
Gas purchased	33,541,993	43,160,830	32,558,716
Gas and electric — wholesale	10,264,633	17,237,396	20,951,529

Total cost of sales	43,806,626	60,398,226	53,510,245

GROSS MARGIN	15,566,414	14,297,335	14,378,739
Distribution, general, and administrative	6,197,529	6,389,130	7,308,697
Maintenance	566,683	504,671	520,997
Depreciation and amortization	1,692,486	1,671,647	1,789,700
Taxes other than income	1,696,936	1,453,375	1,478,848

Total expenses	10,153,634	10,018,823	11,098,242

OPERATING INCOME	5,412,780	4,278,512	3,280,497
OTHER INCOME	241,519	390,677	234,708
INTEREST (EXPENSE)	(2,124,155)	(1,648,897)	(2,112,757)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE	3,530,144	3,020,292	1,402,448
INCOME TAX (EXPENSE)	(1,272,664)	(1,109,043)	(474,735)

INCOME FROM CONTINUING OPERATIONS	2,257,480	1,911,249	927,713

DISCONTINUED OPERATIONS:
Gain from disposal of operations	5,479,166	—	—
Income from discontinued operations	975,484	671,084	731,893
Income tax (expense)	(2,499,875)	(265,663)	(278,137)

INCOME FROM DISCONTINUED OPERATIONS	3,954,775	405,421	453,756

NET INCOME	$6,212,255	$2,316,670	$1,381,469

BASIC INCOME PER COMMON SHARE:
Income from continuing operations	$0.51	$0.44	$0.24
Income from discontinued operations	0.89	0.09	0.11

	$1.40	$0.53	$0.35
DILUTED INCOME PER COMMON SHARE:
Income from continuing operations	$0.50	$0.43	$0.24
Income from discontinued operations	0.88	0.09	0.11

	$1.39	$0.52	$0.35
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	4,437,807	4,386,768	3,946,019
Diluted	4,484,073	4,422,069	3,946,019

See notes to consolidated financial statements.

ENERGY WEST INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2007, 2006, AND 2005

			Capital in
	Common	Common	Excess of	Retained
	Shares	Stock	Par Value	Earnings	Total

BALANCE AT JUNE 30, 2004	3,897,759	$584,664	$4,882,806	$7,932,955	$13,400,425
Stock contributions to 401(k) plan and deferred board stock compensation at $4.07 to $5.72 per share	39,837	5,976	195,799	—	201,775
Sale of common stock at $5.34 per share, net of issuance costs	431,250	64,688	2,138,269	—	2,202,957
Net income				1,381,469	1,381,469

BALANCE AT JUNE 30, 2005	4,368,846	$655,328	$7,216,874	$9,314,424	$17,186,626

Sales of common stock at $6.04 to $7.68 per share under the Company’s dividend reinvestment plan	960	144	6,020	(10,780)	(4,616)
Stock contributions at $6.04 to $7.68 to the 401(k) plan	2,915	437	39,184	(39,621)	—
Stock Compensation	24,795	3,719	131,531	—	135,250
Exercise of stock options @ $5.66	3,750	563	20,665	—	21,228
Net income				2,316,670	2,316,670
Dividends @ $.12				(490,044)	(490,044)

BALANCE AT JUNE 30, 2006	4,401,266	$660,191	$7,414,274	$11,090,649	$19,165,114

Stock Compensation	13,163	1,974	83,111	—	85,085
Repurchase of Stock — stock buyback program	(219,522)	(32,928)	(2,162,133)		(2,195,061)
Costs associated with stock buyback			(81,280)		(81,280)
Stock option liability			115,603		115,603
Exercise of stock options @ $4.32 to $7.01	93,750	14,063	498,150	—	512,213
Net income				6,212,255	6,212,255
Dividends paid @ $.34				(1,518,219)	(1,518,219)

BALANCE AT JUNE 30, 2007	4,288,657	$643,300	$5,867,725	$15,784,685	$22,295,710

See notes to consolidated financial statements

ENERGY WEST INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2007, 2006, AND 2005

	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,212,255	$2,316,670	$1,381,469
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization, including deferred charges and financing costs	3,011,727	2,356,448	2,493,177
Derivative assets	80,018	(18,796)	80,179
Derivative liabilities	15,354	(71,573)	(331,674)
Deferred gain	(325,582)	(643,280)	(269,903)
Gain on sale of assets	(5,479,166)	—	(9,201)
Investment tax credit	(21,062)	(21,062)	(21,062)
Deferred gain on sale of assets	—	(23,639)	(23,628)
Deferred income taxes	(1,573,249)	(259,022)	2,361,589
Changes in assets and liabilities:
Accounts and notes receivable	509,893	1,450,570	65,083
Natural gas and propane inventories	(615,710)	(1,615,395)	800,254
Accounts payable	971,466	549,217	(337,825)
Recoverable/refundable cost of gas purchases	(228,388)	1,034,494	(514,288)
Prepayments and other	118,800	(37,572)	(19,490)
Net assets held for sale	(1,585,772)	(367,023)	(189,016)
Other assets	(275,609)	1,895,776	(498,408)
Other liabilities	(2,086,253)	1,983,484	(4,230,788)

Net cash provided by (used in) operating activities	(1,271,278)	8,529,297	736,468

CASH FLOWS FROM INVESTING ACTIVITIES:
Construction expenditures	(2,406,910)	(1,865,594)	(2,187,614)
Collection of note receivable	—	174,561	—
Proceeds from sale of assets	17,899,266	—	32,605
Customer advances received for construction	327,376	115,305	74,348
Increase (decrease) from contributions in aid of construction	—	(7,093)	221,909

Net cash provided by (used in) investing activities	15,819,732	(1,582,821)	(1,858,752)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt	(18,663,213)	(1,027,073)	(2,979,706)
Proceeds from lines of credit	11,012,000	14,850,000	10,100,000
Repayments of lines of credit	(11,012,000)	(18,750,000)	(12,930,062)
Proceeds from long-term debt	13,000,000	—	—
Repurchase of common stock	(2,276,192)	—	—
Proceeds from other short-term borrowing	—	—	3,500,000
Debt issuance cost	(317,539)	—	—
Sale of common stock	597,151	21,229	2,202,956
Dividends paid	(1,518,219)	(494,660)	—

Net cash (used in) financing activities	(9,178,012)	(5,400,504)	(106,812)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVAL	5,370,442	1,545,972	(1,229,096)
CASH AND CASH EQUIVALENTS:
Beginning of year	1,639,578	93,606	1,322,702

End of year	$7,010,020	$1,639,578	$93,606

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$1,410,114	$1,047,633	$2,290,133
Cash paid during the period for income taxes	$5,474,500	$8,000	$447,000
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Shares issued to satisfy deferred board compensation	$84,046	$135,242	$201,775
Reclass of derivative liability to deferred gain	—	—	1,238,765
Shares issued under the Company’s 401k reinvestment plan	—	19,436	20,185
Capitalized interest	$21,414	$18,855	$34,160

See notes to consolidated financial statements

ENERGY WEST, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2007, 2006, and 2005

1.	SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business — Energy West, Incorporated (the “Company”) is a regulated public entity with certain non-regulated operations conducted through its subsidiaries. Our regulated utility operations involve the distribution and sale of natural gas to the public in and around Great Falls and West Yellowstone, Montana and Cody, Wyoming, and the distribution and sale of propane to the public through underground propane vapor systems in Cascade, Montana, and, until April 1, 2007, in and around Payson, Arizona. Our West Yellowstone, Montana operation is supplied by liquefied natural gas.

Our non-regulated operations included wholesale distribution of bulk propane in Arizona, and the retail distribution of bulk propane in Arizona, until the sale of the Arizona operations on April 1, 2007. The Company also markets gas and electricity in Montana and Wyoming through its non-regulated subsidiary, Energy West Resources (“EWR”).

Basis of Presentation — The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Certain reclassifications of prior year reported amounts have been made for comparative purposes. The results of operations for the propane assets related to the sale of the Arizona assets have been reclassified as income from discontinued operations. The associated assets and liabilities are shown on the consolidated balance sheet of June 30, 2006, as “Assets held for sale” and “Liabilities held for sale”.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Energy West Propane (“EWP”), EWR, and Energy West Development (“EWD” or Pipeline Operations). The consolidated financial statements also include our proportionate share of the assets, liabilities, revenues, and expenses of certain producing natural gas properties that were acquired in fiscal years 2002 and 2003. All intercompany transactions and accounts have been eliminated.

Segments — The Company reports financial results for four business segments: Natural Gas Operations, EWR, Pipeline Operations, and Discontinued Operations, formerly reported as Propane Operations. Summarized financial information for these four segments is set forth in Note 10.

Use of Estimates in Preparing Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company has used estimates in measuring certain deferred charges and deferred credits related to items subject to approval of the various public service commissions with jurisdiction over the Company. Estimates are also used in the development of discount rates and trend rates related to the measurement of postretirement benefit obligations and accrual amounts, allowances for doubtful accounts, asset retirement obligations, valuing derivative instruments, estimating litigation reserves, and in the determination of depreciable lives of utility plant.

Natural Gas Inventories — Natural gas inventory is stated at the lower of weighted average cost or net realizable value except for Energy West Montana — Great Falls, which is stated at the rate approved by the Montana Public Service Commission (“MPSC”), which includes transportation and storage costs.

Accumulated Provisions for Doubtful Accounts — We encounter risks associated with the collection of our accounts receivable. As such, we record a provision for those accounts receivable that are considered to be uncollectible. In order to calculate the appropriate provision, we primarily utilize the historical accounts receivable write-off amounts. The underlying assumptions used for the provision can change from period to period and the provision could potentially cause a material impact to our income statement and working

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

capital. The actual weather, commodity prices, and other internal and external economic conditions, such as the mix of the customer base between residential, commercial and industrial, may vary significantly from our assumptions and may impact our operating income.

Recoverable/Refundable Costs of Gas and Propane Purchases — The Company accounts for purchased gas and propane costs in accordance with procedures authorized by the MPSC, the Wyoming Public Service Commission (“WPSC”), and, until April 1, 2007 with the sale of our Arizona Propane operations, the Arizona Corporation Commission (“ACC”). Purchased gas and propane costs that are different from those provided for in present rates, and approved by the applicable commissions, are accumulated and recovered or credited through future rate changes. As of June 30, 2007 and June 30, 2006, the Company had unrecovered purchase gas costs of $307,899 and $79,511 respectively.

Property, Plant, and Equipment — Property, plant and equipment are recorded at original cost when placed in service. Depreciation and amortization on assets are generally recorded on a straight-line basis over the estimated useful lives, as applicable, at various rates. These assets are depreciated and amortized over three to forty years.

Contributions in Aid and Advances Received for Construction — Contributions in aid of construction are contributions received from customers for construction that are not refundable. Customer advances for construction includes advances received from customers for construction that are to be refunded wholly or in part.

Natural Gas Reserves — EWR owns an undivided interest in certain producing natural gas reserves on properties located in northern Montana. EWD also owns an undivided interest in certain natural gas producing properties located in northern Montana. The Company is depleting these reserves using the units-of-production method. The production activities are being accounted for using the successful efforts method. The oil and gas producing properties are included at cost in Property, Plant and Equipment, Net in the accompanying consolidated financial statements. The Company is not the operator of any of the natural gas producing wells on these properties. The production of the gas reserves is not considered to be significant to the operations of the Company as defined by Statement of Financial Accounting Standard (“SFAS”) No. 69, Disclosures About Oil and Gas Producing Properties.

Impairment of Long-Lived Assets — The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of June 30, 2007, 2006, and 2005, management does not consider the value of any of its long-lived assets to be impaired.

Stock-Based Compensation — On July 1, 2005, the Company adopted the provision of SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”). Accordingly, during fiscal year 2006 and 2007, the Company recorded $57,374, and $58,229, respectively, ($35,308 and $35,811 net of related tax effects) of compensation expense for stock options granted after July 1, 2005, and for the unvested portion of previously granted stock options that remained outstanding as of July 1, 2005.

Pro-Forma Disclosures — The Company elected to use the modified prospective transition method as permitted by SFAS No. 123(R) and therefore have not restated financial results for prior periods. The Company previously accounted for awards granted under the stock option plan under the intrinsic value method prescribed by Accounting Principles Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of SFAS No. 123,” and provided pro forma disclosures required by those statements as if the fair value based

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

method of accounting had been applied. Had compensation cost for issuance of such stock options been recognized based on the fair values of awards on the grant dates, in accordance with the method described in SFAS No. 123(R) for the year ended June 30, 2005, reported net income and per share amounts for years ended June 30, 2005 would have been as shown in the following table. The reported and pro forma net income and per share amounts for the year ended June 30, 2006 and 2007 are the same since stock-based compensation is calculated under the provisions of SFAS No. 123(R). The amounts for the year ended June 30, 2006 are included in the following table only to provide the detail for comparative presentation to the comparable period in 2005.

	2006	2005

Net income, as reported for the year ended June 30,	$2,316,670	$1,381,469
Add: stock-based employee compensation expense included in reported net income, net of related tax effects	35,308
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(35,308)	(51,450)

Pro forma net income	$2,316,670	$1,330,019

Earnings per share:
Basic — as reported	$0.53	$0.36
Basic — pro forma	$0.53	$0.34
Diluted — as reported	$0.53	$0.36
Diluted — pro forma	$0.53	$0.34

In the fiscal years ended June 30, 2007, 2006 and 2005, 45,000, 72,750 and 105,000 options were granted, respectively. At June 30, 2007, 2006 and 2005, a total of 165,000, 218,250 and 189,000 options were outstanding, respectively.

	2007	2006	2005

Expected dividend rate	4.00%	2.00%	0.00%
Risk free interest rate	5.10	4.87	3.90
Weighted average expected lives, in years	2.26	3.40	4.26
Price volatility	30.00%	39.00%	54.00%
Total intrinsic value of options exercised	$218,609	$4,087	$0
Total cash received from options exercised	$512,175	$21,228	$0

Comprehensive Income — During the years ended June 30, 2007, 2006, and 2005, the Company had no components of comprehensive income other than net income.

Revenue Recognition — Revenues are recognized in the period that services are provided or products are delivered. The Company records gas distribution revenues for gas delivered to residential and commercial customers but not billed at the end of the accounting period. The Company periodically collects revenues subject to possible refunds pending final orders from regulatory agencies. When this occurs, appropriate reserves for such revenues collected subject to refund are established.

Derivatives — The accounting for derivative financial instruments that are used to manage risk is in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which the Company adopted July 1, 2000, and SFAS No. 149, Amendment of Statement 133 on Derivatives and Hedging Activities, which the Company adopted July 1, 2003. Derivatives are recorded at estimated fair value and gains and losses from derivative instruments are included as a component of gas and electric — wholesale revenues

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in the accompanying consolidated statements of income. For fiscal 2004, the Company recognized a reduction of approximately $1,244,000 in “gas and electric — wholesale” revenues from derivative instruments. During fiscal 2005, the Company had an increase in revenues of $1,546,000 due to the change in the fair value of the derivative instruments and $214,000 in amortization of the deferred gain established in January 2005 when EWR reclassified two derivative contracts as “normal sales and purchases”. Pursuant to SFAS No. 133, as amended, contracts for the purchase or sale of natural gas at fixed prices and notional volumes must be valued at fair value unless the contracts qualify for treatment as a “normal” purchase or sale and the appropriate election has been made. As of June 30, 2006, and 2005, the Company had elected the normal treatment for the majority of its contracts. As of June 30, 2007, the Company has no derivative instruments designated and qualifying as SFAS No. 133 hedges.

Debt Issuance and Reacquisition Costs — Debt premium, discount, and issue costs are amortized over the life of each debt issue. Costs associated with refinanced debt are amortized over the remaining life of the new debt.

Cash and Cash Equivalents — All highly liquid investments with maturities of three months or less at the date of acquisition are considered to be cash equivalents. From time to time, the company has balances in excess of the FDIC insured amounts.

Earnings Per Share — Net income per common share is computed by both the basic method, which uses the weighted average number of our common shares outstanding, and the diluted method, which includes the dilutive common shares from stock options, as calculated using the treasury stock method. The only potentially dilutive securities are the stock options described in Note 11. Options to purchase 165,000, 218,250 and 189,000 shares of common stock were outstanding at June 30, 2007, 2006 and 2005, respectively. These options were excluded in the computation of diluted earnings per share for fiscal 2005 as the options were anti-dilutive.

Credit Risk — Our primary market areas are Montana, Wyoming, and, until April 1, 2007, Arizona. Exposure to credit risk may be impacted by the concentration of customers in these areas due to changes in economic or other conditions. Customers include individuals and numerous industries that may be affected differently by changing conditions. Management believes that its credit review procedures, loss reserves, customer deposits, and collection procedures have adequately provided for usual and customary credit related losses.

Effects of Regulation — The Company follows SFAS No. 71, Accounting for the Effects of Certain Types of Regulation, and its consolidated financial statements reflect the effects of the different rate-making principles followed by the various jurisdictions regulating the Company. The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the ratemaking process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses in the periods when those same amounts are reflected in rates. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for amounts that are expected to be refunded to customers (regulatory liabilities).

Income Taxes — The Company files its income tax returns on a consolidated basis. Rate-regulated operations record cumulative increases in deferred taxes as income taxes recoverable from customers. The Company uses the deferral method to account for investment tax credits as required by regulatory commissions. Deferred income taxes are determined using the asset and liability method, under which deferred tax assets and liabilities are measured based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using current tax rates.

Financial Instruments — The fair value of all financial instruments with the exception of fixed rate long-term debt approximates carrying value because they have short maturities or variable rates of interest that

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximate prevailing market interest rates. See Note 7 for a discussion of the fair value of the fixed rate long-term debt.

Asset Retirement Obligations (“ARO”) — The Company adopted SFAS No. 143, Accounting for Asset Retirement Obligation effective July 1, 2002, and has recorded an asset and an asset retirement obligation in the accompanying consolidated balance sheet in “Property, plant and equipment, net,” and in “Other long-term liabilities.” The asset retirement obligation of $688,371 and $650,717 represents the estimated future liability as of June 30, 2007 and June 30, 2006 respectively, to plug and abandon existing oil and gas wells owned by EWR and EWD. EWR and EWD will depreciate the asset amount and increase the liability over the estimated useful life of these assets. In the future, the Company may have other asset retirement obligations arising from its business operations.

The Company has identified but not recognized ARO liabilities related to gas transmission and distribution assets resulting from easements over property not owned by the Company. These easements are generally perpetual and only require retirement action upon abandonment or cessation of use of the property for the specified purpose. The ARO liability is not estimable for such easements as the Company intends to utilize these properties indefinitely. In the event the Company decides to abandon or cease the use of a particular easement, an ARO liability would be recorded at that time.

Changes in the asset retirement obligation can be reconciled as follows:

Balance — July 1, 2005	$618,473
Accretion	32,244

Balance — June 30, 2006	650,717
Accretion	37,654

Balance — June 30, 2007	$688,371

New Accounting Pronouncements — In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS 155”), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. The statement also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. We do not expect the adoption of SFAS 155 to have an impact on our results of operations or financial condition.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets — an amendment to FASB Statement No. 140 (“SFAS 156”). SFAS 156 requires that all separately recognized servicing rights be initially measured at fair value, if practicable. In addition, this statement permits an entity to choose between two measurement methods (amortization method or fair value measurement method) for each class of separately recognized servicing assets and liabilities. This new accounting standard is effective January 1, 2007. We do not expect the adoption of SFAS 156 to have an impact on our results of operations or financial condition.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”). This interpretation clarifies the application of SFAS 109 by defining a criterion than an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements and also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

our fiscal year commencing July 1, 2007. At this time, we have not completed our review and assessment of the impact of adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS 157 on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS 159 also amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities,” by providing the option to record unrealized gains and losses on held-for-sale and held-to-maturity securities currently. The effective date of FAS 159 is for fiscal years beginning after November 15, 2007. The implementation of FAS 159 is not expected to have a material impact on our results of operations or financial position.
with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS 159 also amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities,” by providing the option to record unrealized gains and losses on held-for-sale and held-to-maturity securities currently. The effective date of FAS 159 is for fiscal years beginning after November 15, 2007. The implementation of FAS 159 is not expected to have a material impact on our results of operations or financial position.

The company has reviewed all other recently issued, but not yet effective, accounting pronouncements and do not believe any such pronouncements will have a material impact on our financial statements.

2.	DISCONTINUED OPERATIONS

Until March 31, 2007, we were engaged in the regulated sale of propane under the business name Energy West Arizona, or “EWA”, and the unregulated sale of propane under the business name Energy West Propane — Arizona, or “EWPA”, collectively known as EWP. EWP distributed propane in the Payson, Pine, and Strawberry, Arizona area located about 75 miles northeast of Phoenix in the Arizona Rim Country. EWP’s service area included approximately 575 square miles and a population of approximately 50,000.

On July 17, 2006, we entered into an Asset Purchase Agreement among Energy West, EWP, and SemStream, L.P. Pursuant to the Asset Purchase Agreement, we agreed to sell, and SemStream agreed to buy, (i) all of the assets and business operations associated with our regulated propane gas distribution system operated in the cities and outlying areas of Payson, Pine, and Strawberry, Arizona (the “Regulated Business”), and (ii) all of the assets and business operations of EWP that are associated with certain “non-regulated” propane assets (the “Non-Regulated Business,” and together with the Regulated Business, the “Business”).

SemStream purchased only the assets and business operations of EWP that pertain to the Business within the state of Arizona, and that also pertain to the Energy West Propane — Arizona division of our company and/or EWP (collectively, the “Arizona Assets”). Pursuant to the Asset Purchase Agreement, SemStream paid a cash purchase price of $15,000,000 for the Arizona Assets, plus working capital.

Pursuant to the Purchase and Sale Agreement, the sale was conditioned on approval by the Arizona Corporation Commission, or “ACC”, with the closing to occur on the first day of the month after receipt of ACC approval. This approval was received on March 13, 2007, and the closing date of the transaction was April 1, 2007.

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The gain on the sale of these assets is presented under the heading “Gain from disposal of operations”. The results of operations for the propane assets related to this sale have been reclassified as income from discontinued operations in the accompanying Statement of Income, and consist of the following:

	Years Ended June 30
	2007	2006	2005
	(In thousands)

Propane Operations — (Discontinued operations)
Operating revenues	$10,266	$9,583	$8,820
Propane purchased	6,906	5,971	4,822

Gross Margin	3,360	3,612	3,998
Operating expenses	2,104	2,623	2,912

Operating income	1,256	989	1,086
Other (income)	(51)	(114)	(210)

Income before interest and taxes	1,307	1,103	1,296
Interest expense	333	431	564

Income before income taxes	974	672	732
Income tax (expense)	(378)	(266)	(278)

Income from discontinued operations	596	406	454

Gain from disposal of operations	5,479	—	—
Income tax (expense)	(2,120)	—	—

Net Income	$3,955	$406	$454

The small Montana wholesale distribution of propane to our affiliated utility that had been reported in Propane Operations is now being reported in EWR.

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The assets and liabilities of the discontinued operations are presented separately under the captions “Assets Held for Sale” and “Liabilities Held for Sale”, respectively, in the accompanying Balance Sheet at June 30, 2006, and consist of the following:

June 30, 2006

Assets and Liabilities Held for Sale
Assets held for sale:
Accounts Receivable	$194,746
Unbilled Gas	296,730
Propane Inventory	566,179
Materials and Supplies	111,701
Prepayments	29,096
Recoverable cost of gas purchases	1,243,931
Property, Plant and Equipment, Net	9,214,187

Total Assets held for sale	11,656,570
Liabilities held for sale:
Accounts Payable	20,203
Other Current Liabilities	148,634
Contributions in Aid of Construction	653,405

Total Liabilities held for sale	822,242

Net Assets Held for Sale	$10,834,328

3.	NATURAL GAS WELLS

In order to provide a stable source of natural gas for a portion of its requirements, EWR and EWD purchased ownership in two natural gas production properties and three gathering systems located in north central Montana. The purchases were made in May 2002 and March of 2003. The Company is depleting the cost of the gas properties using the units-of-production method. As of June 30, 2007, an independent reservoir engineer estimated the net gas reserves at 4.5 Bcf (unaudited) and a $9,658,000 net present value after applying a 10% discount (unaudited). The net book value of the gas properties totals $1,740,868 and is included in the “Property, plant and equipment, net” in the accompanying consolidated financial statements.

In fiscal 2007, the Company engaged in a limited drilling program of developmental wells on these existing properties. As of June 30, 2007, four wells had been drilled and were capitalized as part of the drilling program, with two wells finding production and being tied in to the gathering system. The reserves from these wells are included in the reserves listed above.

The wells are depleting based upon production at approximately 7% per year as of June 30, 2007. For the period ended June 30, 2007, EWR’s portion of the daily gas production was approximately 630 Mcf per day, or approximately 14% of EWR’s present volume requirements.

In March 2003, EWD acquired working interests in a group of producing natural gas properties consisting of 47 wells and a 75% ownership interest in a gathering system located in northern Montana.

For the period ended June 30, 2007, EWD’s portion of the daily gas production was approximately 280 Mcf per day, or approximately 5% of EWR’s present volume requirements.

EWR and EWD’s combined portion of the estimated daily gas production from the reserves is approximately 910 Mcf, or approximately 19% of our present volume requirements. The wells are operated by

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

an independent third party operator who also has an ownership interest in the properties. In 2002 and 2003 the Company entered into agreements with the operator of the wells to purchase a portion of the operator’s share of production. The production of the gas reserves is not considered to be significant to the operations of the Company as defined by SFAS No. 69, Disclosures About the Oil and Gas Producing Properties.

3.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following as of June 30, 2007 and 2006:

	2007	2006

Gas transmission and distribution facilities	$45,980,012	$43,841,527
Land	139,132	139,132
Buildings and leasehold improvements	2,907,975	2,894,975
Transportation equipment	1,581,196	1,522,452
Computer equipment	4,481,310	4,969,189
Other equipment	3,752,790	3,686,676
Construction work-in-progress	258,029	70,127
Producing natural gas properties	2,381,883	2,082,903

	61,482,327	59,206,981
Accumulated depreciation, depletion, and amortization	(31,008,336)	(29,317,108)

Total	$30,473,991	$29,889,873

4.	DEFERRED CHARGES

Deferred charges consist of the following as of June 30, 2007 and 2006:

	2007	2006

Regulatory asset for property tax	$2,013,623	$2,303,015
Regulatory asset for income taxes	452,646	458,753
Regulatory assets for deferred environmental remediation costs	247,617	334,996
Other regulatory assets	—	20,258
Unamortized debt issue costs	317,539	991,151

Total	$3,031,425	$4,108,173

Regulatory assets will be recovered over a period of approximately seven to twenty years.

The property tax asset is recovered in rates over a ten-year period starting January 1, 2004. The income taxes and environmental remediation costs earn a return equal to that of the Company’s rate base. No other assets listed above earn a return or are recovered in the rate structure. Other regulatory assets are amortized over fiscal 2006.

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	ACCRUED AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities consist of the following as of June 30, 2007 and 2006:

	2007	2006

Property tax settlement — current portion	$243,000	$243,000
Payable to employee benefit plans	132,131	275,377
Accrued vacation	224,588	258,831
Customer deposits	394,128	381,713
Accrued interest	9,069	140,648
Accrued taxes other than income	506,448	402,819
Deferred short-term gain	243,519	243,519
Deferred payments from levelized billing	605,031	844,344
Other	734,812	921,448

Total	$3,092,726	$3,711,699

6.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following as of June 30, 2007 and 2006:

	2007	2006

Asset retirement obligation	$688,371	$650,718
Contribution in aid of construction	1,313,907	1,301,575
Customer advances for construction	605,221	277,845
Accumulated postretirement obligation	—	139,200
Deferred gain — long-term*	82,063	325,582
Regulatory liability for income taxes	83,161	83,161
Property tax settlement	1,215,008	1,458,008

Total	$3,987,731	$4,236,089

*	In January 2005, two long-term contracts were designated as “normal purchases and sales”. The derivative liability as of January 2005 is being amortized over the remaining monthly volumes of the contract at a rate of $1.21 per Million British thermal unit (“MMBtu”).

7.	CREDIT FACILITY AND LONG-TERM DEBT

On June 29, 2007, the Company replaced its existing credit facility and long-term notes with a new $20,000,000 revolving credit facility with LaSalle Bank, N.A. (“LaSalle”), and issued $13,000,000 of 6.16% Senior unsecured notes. The prior LaSalle credit facility had been secured, on an equal and ratable basis with our previously outstanding long-term debt, by substantially all of our assets.

LaSalle Line of Credit — On June 29, 2007, the Company established its new five-year unsecured credit facility with LaSalle, replacing a previous $20,000,000 one-year facility with LaSalle which was scheduled to expire in November 2007. The new credit facility includes an annual commitment fee equal to 0.20% of the unused portion of the facility and interest on amounts outstanding at the London Interbank Offered Rate, plus 120 to 145 basis points, for interest periods selected by the Company.

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-term Debt — Long-term debt at June 30, 2007 and 2006 consists of the following:

	2007	2006

6.16% Senior Unsecured Notes	$13,000,000	$—
Series 1997 notes payable	—	7,840,000
Series 1993 notes payable	—	4,840,000
Series 1992B industrial development revenue obligations	—	880,000
Term loan	—	5,100,000
Capital lease	—	3,213

Total long-term debt	13,000,000	18,663,213
Less current portion of long-term debt	—	(1,058,213)

Long-term debt	$13,000,000	$17,605,000

$13,000,000 6.16% Senior Unsecured Notes — On June 29, 2007, the Company authorized the sale of $13,000,000 aggregate principal amount of its 6.16% Senior Unsecured Notes, due June 29, 2017. The proceeds of these notes were used to refinance our existing notes — the Series 1997 Notes, the Series 1993 Notes, and the Series 1992B Industrial Development Revenue Obligations. With this refinancing, we expensed the remaining debt issue costs of $991,000 in fiscal 2007, and incurred approximately $318,000 in new debt issue costs to be amortized over the life of the note.

Series 1997 Notes Payable — On August 1, 1997, the Company issued $8,000,000 of Series 1997 notes bearing interest at the rate of 7.5%, payable semiannually on June 1 and December 1 of each year. All principal amounts of the 1997 notes then outstanding, plus accrued interest, were due and payable on June 1, 2012. At our option, the notes could be redeemed at any time prior to maturity, in whole or part, at 101% of face value if redeemed before June 1, 2005, and at 100% of face value if redeemed thereafter, plus accrued interest. On June 27, 2007, the Company redeemed the notes under this issue at 100% of face value plus accrued interest.

Series 1993 Notes Payable — On June 24, 1993, the Company issued $7,800,000 of Series 1993 notes bearing interest at rates ranging from 6.20% to 7.60%, payable semiannually on June 1 and December 1 of each year. The 1993 notes mature serially in increasing amounts on June 1 of each year beginning in 1999 and extending to June 1, 2013. At our option, the notes could be redeemed at any time prior to maturity, in whole or part, at redemption prices declining from 103% to 100% of face value, plus accrued interest. On June 27, 2007, the Company redeemed the Series 1993 notes at 100% of face value plus accrued interest.

Series 1992B Industrial Development Revenue Obligations — On September 15, 1992, Cascade County, Montana issued $1,800,000 of Series 1992B Industrial Development Revenue Bonds (the “1992B Bonds”) bearing interest at rates ranging from 3.35% to 6.50%, and loaned the proceeds to the Company. The Company is required to pay the loan, with interest, in amounts and on a schedule to repay the 1992B Bonds. Interest is payable semiannually on April 1 and October 1 of each year. The 1992B Bonds began maturing serially in increasing amounts on October 1, 1993, and continuing on each October 1 thereafter until October 1, 2012. At our option, 1992B Bonds may be redeemed in whole or in part on any interest payment date at redemption prices declining from 101% to 100% of face value, plus accrued interest. On June 27, 2007, the Company redeemed the 1992B Bonds at 100% of face value plus accrued interest.

Term Loan — In 2004, in addition to the Series 1997 and 1993 Notes and the 1992B Bonds discussed above, the Company had a revolving credit agreement with LaSalle. In March 2004, the Company converted $8,000,000 of existing revolving loans into a $6,000,000, five-year term loan with principal payments of $33,333 each month and a $2,000,000 short-term loan. On May 26, 2005, the Company completed the sale of 287,500 common shares at a price of $8.00 per share for net proceeds of $2,202,956 after deducting $97,044

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of issuance expenses. $2,000,000 of the equity proceeds were immediately used to pay off the $2,000,000 short-term loan. The remaining balance of the $6,000,000 five-year term loan was paid in full on April 2, 2007 with proceeds from the sale of the Arizona propane assets.

Aggregate Annual Maturities — The scheduled maturities of long-term debt at June 30, 2007 are as follows:

Series
2007

Year ending June 30:
2007	$—
2008	—
2009	—
2010	—
2011	—
Thereafter	13,000,000

Total	$13,000,000

The estimated fair value of our fixed rate long-term debt, based on an estimate of market prices for similar issues is approximately $12,700,000 and $14,667,537 as of June 30, 2007 and 2006, respectively.

Debt Covenants — The Company’s 6.16% Senior Unsecured Note and LaSalle credit facility agreements contain various covenants, which include, among others, limitations on total dividends and distributions made in the immediately preceding 60-month period to 75% of aggregate consolidated net income for such period, restrictions on certain indebtedness, limitations on asset sales, and maintenance of certain debt-to-capital and interest coverage ratios. At June 30, 2007 and 2006, the Company believes it is in compliance with the financial covenants under its debt agreements.

8.	EMPLOYEE BENEFIT PLANS

The Company has a defined contribution plan (the “401k Plan”) which covers substantially all of its employees. Total contributions to the 401k Plan for the years ended June 30, 2007, 2006, and 2005 were $132,131, $272,300, $479,868, respectively.

The Company makes matching contributions in the form of Company stock equal to 10% of each participant’s elective deferrals in our 401k Plan. The Company contributed shares of our stock valued at $21,690, $19,436, and $20,185, in fiscal 2007, 2006, and 2005, respectively. In addition, a portion of our 401k Plan consists of an Employee Stock Ownership Plan (“ESOP”) that covers most of our employees. The ESOP receives contributions of our common stock from the Company each year as determined by the Board of Directors. The contribution is recorded based on the current market price of our common stock. The Company made no contributions for the fiscal years ended June 30, 2007, 2006 and 2005.

The Company has sponsored a defined postretirement health benefit plan (the “Retiree Health Plan”) providing health and life insurance benefits to eligible retirees. The Plan pays eligible retirees (post-65 years of age) $125 per month in lieu of contracting for health and life insurance benefits. The amount of this payment is fixed and will not increase with medical trends or inflation. In addition, our Retiree Health Plan allows retirees between the ages of 60 and 65 and their spouses to remain on the same medical plan as active employees by contributing 125% of the current COBRA rate to retain this coverage. The 25% in excess of the current COBRA rate is held in the VEBA trust account, and benefits for this plan are paid from assets held in the VEBA Trust account. During fiscal 2006, the Company discontinued contributions and is no longer required to fund the Retiree Health Plan. As of June 30, 2007, the value of plan assets is $311,189. The assets

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

remaining in the trust will be used to fund the plan until these assets are exhausted. Therefore, the Company has eliminated any accrual for future contributions to the plan.

9.	INCOME TAXES

Significant components of our deferred tax assets and liabilities as of June 30, 2007 and 2006 are as follows:

	2007		2006
	Current	Long-Term	Current	Long-Term

Deferred tax asset:
Allowances for doubtful accounts	$23,827	$—	$52,340	$—
Unamortized investment tax credit	—	10,907	—	18,533
Contributions in aid of construction	—	318,455	—	539,395
Other nondeductible accruals	77,445	—	100,591	—
Recoverable purchase gas costs	—	—	322,428	—
Derivatives	93,657	—	177,713	—
Deferred incentive and pension accrual	—	14,997	—	65,420
Other	—	533,298	—	326,870

Total	194,929	877,657	653,072	950,218

Deferred tax liabilities:
Recoverable purchase gas costs	189,294	—	912,969	—
Property, plant, and equipment	—	5,110,398	—	6,281,038
Debt issue costs	—	—	—	69,453
Property tax liability	—	214,028	—	263,373
Covenant not to compete	—	42,374	—	46,616
Other	(47,735)	96,027	9,266	125,624

Total	141,559	5,462,827	922,235	6,786,104

Net deferred tax asset (liabilities)	$53,370	$(4,585,170)	$(269,163)	$(5,835,886)

Income tax expense for the years ended June 30, 2007, 2006, and 2005 consists of the following:

	2007	2006	2005

Current income taxes:
Federal	$957,135	$1,281,537	$(1,198,224)
State	164,240	131,331	(322,221)

Total current income taxes	1,121,375	1,412,868	(1,520,445)

Deferred income taxes:
Federal	137,881	(240,349)	1,814,618
State	34,470	(42,414)	201,624

Total deferred income taxes	172,351	(282,763)	2,016,242

Total income taxes before credits	1,293,726	1,130,105	495,797
Investment tax credit, net	(21,062)	(21,062)	(21,062)

Total income tax expense	$1,272,664	$1,109,043	$474,735

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income tax expense differs from the amount computed by applying the federal statutory rate to pre-tax income for the following reasons:

	2007	2006	2005

Tax expense at statutory rate of 34%	$1,200,249	$1,026,763	$476,833
State income tax, net of federal tax benefit	154,620	132,271	61,427
Amortization of deferred investment tax credits	(21,062)	(21,062)	(21,061)
Other	(61,143)	(28,929)	(42,464)

Total	$1,272,664	$1,109,043	$474,735

Income tax from discontinued operations was $2,499,875, $265,663 and $278,137 in fiscal year 2007, 2006 and 2005, respectively.

10.	SEGMENTS OF OPERATIONS

The results of our regulated and unregulated propane business are analyzed by our chief operating decision maker, and decisions on how to allocate resources and assess performance are done for the combined regulated and unregulated operations taken as a whole.

While some discrete financial information is available and used to report the regulated aspects to appropriate government agencies, both the unregulated and the regulated business use the same officers and employees, use essentially the same assets, and are managed together at the same location. As a result, management does not believe that the unregulated business could be satisfactorily analyzed for performance without consideration of the regulated component. Therefore, the results of the two components are combined by management prior to assessing performance. By combining the regulated and unregulated components, we are providing the user of the financial statements the view of the business through management’s eyes.

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables set forth summarized financial information for our Natural Gas Operations, EWR, Pipeline, and Discontinued (formerly Propane) Operations (inter-company eliminations between segments primarily consist of gas sales from EWR to Natural Gas Operations, inter-company accounts receivable, accounts payable, equity, and subsidiary investment):

	Natural Gas		Pipeline	Discontinued
Year Ended June 30, 2007	Operations	EWR	Operations	Operations	Eliminations	Consolidated

Operating revenue:
Natural gas operations	$47,074,560	$—	$—	$—	$(635,054)	$46,439,506
Marketing and wholesale	—	22,466,030	—	—	(9,920,671)	12,545,359
Pipeline operations	—	—	388,175	—	—	388,175

Total operating revenue	47,074,560	22,466,030	388,175	—	(10,555,725)	59,373,040

Gas purchased	34,177,047	—	—	—	(635,054)	33,541,993
Gas and electric — wholesale	—	20,185,304	—	—	(9,920,671)	10,264,633
Distribution, general, and administrative	5,676,195	315,279	206,055	—	—	6,197,529
Maintenance	563,912	297	2,474	—	—	566,683
Depreciation and amortization	1,414,003	222,110	56,373	—	—	1,692,486
Taxes other than income	1,652,661	20,529	23,746	—	—	1,696,936

Operating expenses	43,483,818	20,743,519	288,648	—	(10,555,725)	53,960,260

Operating income	3,590,742	1,722,511	99,527	—	—	5,412,780
Other income	228,515	1,592	11,412	—	—	241,519
Interest (expense)	(1,896,650)	(185,365)	(42,140)	—	—	(2,124,155)

Income from continuing operations before income taxes	1,922,607	1,538,738	68,799	—	—	3,530,144
Income taxes (expense)	(653,130)	(593,078)	(26,456)	—	—	(1,272,664)

Income from continuing operations	1,269,477	945,660	42,343	—	—	2,257,480
Discontinued operations:
Gain from disposal of operations	—	—	—	5,479,166	—	5,479,166
Income from discontinued operations	—	—	—	975,484	—	975,484
Income tax (expense)	—	—	—	(2,499,875)	—	(2,499,875)

Income from discontinued operations	—	—	—	3,954,775	—	3,954,775
Net income	$1,269,477	$945,660	$42,343	$3,954,775	$—	$6,212,255

Capital expenditures and natural gas properties	$2,024,443	$361,379	$21,088	$—	$—	$2,406,910
Total assets	$38,512,502	$5,882,390	$1,003,145	$—	$6,436,001	$51,834,038

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Natural Gas		Pipeline	Discontinued
Year Ended June 30, 2006	Operations	EWR	Operations	Operations	Eliminations	Consolidated

Operating revenue:
Natural gas operations	$56,044,531	$—	$—	$—	$(592,136)	$55,452,395
Marketing and wholesale	—	32,879,779	—	—	(14,047,850)	18,831,929
Pipeline operations	—	—	411,237	—	—	411,237

Total operating revenue	56,044,531	32,879,779	411,237	—	(14,639,986)	74,695,561

Gas purchased	43,752,966	—	—	—	(592,136)	43,160,830
Gas and electric — wholesale	—	31,285,246	—	—	(14,047,850)	17,237,396
Distribution, general, and administrative	5,830,719	473,341	85,070	—	—	6,389,130
Maintenance	504,473	198	—	—	—	504,671
Depreciation and amortization	1,394,169	221,814	56,064	—	—	1,672,047
Taxes other than income	1,430,101	15,672	7,602	—	—	1,453,375

Operating expenses	52,912,428	31,996,271	148,736	—	(14,639,986)	70,417,449

Operating income	3,132,103	883,508	262,501	—	—	4,278,112
Other income	358,213	32,464	—	—	—	390,677
Interest (expense)	(1,425,186)	(182,422)	(41,290)	—	—	(1,648,898)

Income from continuing operations before income taxes	2,065,130	733,550	221,211	—	—	3,019,891
Income taxes (expense)	(740,624)	(283,339)	(85,080)	—	—	(1,109,043

Income from continuing operations	1,324,506	450,211	136,131	—	—	1,910,848
Discontinued operations:
Income from discontinued operations	—	—	—	671,485	—	671,485
Income tax (expense)	—	—	—	(265,663)	—	(265,663)

Income from discontinued operations	—	—	—	405,822	—	405,822
Net income	$1,324,506	$450,211	$136,131	$405,822	$—	$2,316,670

Capital expenditures and natural gas properties	$1,744,046	$114,747	$6,801	$—	$—	$1,865,594
Total assets	$38,887,681	$5,424,107	$1,044,214	$12,199,782	$525,278	$58,081,062

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Natural Gas		Pipeline	Discontinued
Year Ended June 30, 2005	Operations	EWR	Operations	Operations	Eliminations	Consolidated

Operating revenue:
Natural gas operations	$45,091,564	$—	$—	$—	$(536,749)	$44,554,815
Marketing and wholesale	—	38,588,875	—	—	(15,678,744)	22,910,131
Pipeline operations	—	—	424,038	—	—	424,038

Total operating revenue	45,091,564	38,588,875	424,038	—	(16,215,493	67,888,984

Gas purchased	33,095,465	—	—		(536,749)	32,558,716
Gas and electric — wholesale	—	36,630,273	—	—	(15,678,744)	20,951,529
Distribution, general, and administrative	6,242,841	952,313	113,542	—	—	7,308,696
Maintenance	518,686	2,311	—	—	—	520,997
Depreciation and amortization	1,488,353	247,759	53,588	—	—	1,789,700
Taxes other than income	1,416,037	28,176	34,635	—	—	1,478,848

Operating expenses	42,761,382	37,860,832	201,765	—	(16,215,493)	64,608,486

Operating income	2,330,182	728,043	222,273	—	—	3,280,498
Other income	165,806	67,042	1,860	—	—	234,708
Interest (expense)	(1,774,989)	(281,665)	(56,103)	—	—	(2,112,757)

Income from continuing operations before income taxes	720,999	513,420	168,030	—	—	1,402,449
Income taxes (expense)	(216,073)	(203,227)	(55,436)	—	—	(474,736)

Income from continuing operations	504,926	310,193	112,594	—	—	927,713
Discontinued operations:
Income from discontinued operations	—	—	—	731,893	—	731,893
Income tax (expense)	—	—	—	(278,137)	—	(278,137)

Income from discontinued operations	—	—	—	453,756	—	453,756
Net income	$504,926	$310,193	$112,594	$453,756	$—	$1,381,469

Capital expenditures and natural gas properties	$2,024,938	$125,646	$37,030	$—	$—	$2,187,614
Total assets	$40,041,269	$6,182,487	$1,098,165	$11,900,502	$210,970	$59,433,393

11.	Stock Option and Shareholder Rights Plans

2002 Stock Option Plan — The Energy West Incorporated 2002 Stock Option Plan (the “Option Plan”) provides for the issuance of up to 300,000 shares of our common stock to be issued to certain key employees. As of June 30, 2007, there are 165,000 options outstanding and the maximum number of shares available for future grants under this plan is 37,500 shares. Additionally, our 1992 Stock Option Plan (the “1992 Option Plan”), which expired in September 2002, provided for the issuance of up to 150,000 shares of our common

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stock pursuant to options issuable to certain key employees. Under the 2002 Option Plan and the 1992 Option Plan (collectively, “the Option Plans”), the option price may not be less than 100% of the common stock fair market value on the date of grant (in the event of incentive stock options, 100% of the fair market value if the employee owns more than 10% of our outstanding common stock). Pursuant to the Option Plans, the options vest over four to five years and are exercisable over a five to ten-year period from date of issuance. When the 1992 Option Plan expired in September 2002, 18,900 shares remained unissued and were no longer available for issuance.

SFAS No. 123 Disclosures — Effective July 1, 2005, we have adopted the provisions of SFAS No. 123 Accounting for Stock-Based Compensation. See Note 1 for the related pro forma disclosures, in accordance with SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing.

A summary of the status of our stock option plans as of June 30, 2007, 2006, and 2005, and changes during the years ended on these dates is presented below.

		Weighted	Aggregate
	Number of	Average	Intrinsic
	Shares	Exercise Price	Value

Outstanding June 30, 2004	115,500	$5.66
Granted	105,000	$4.68
Exercised	—	—
Expired	(31,500)	$5.66

Outstanding June 30, 2005	189,000	$5.57
Granted	72,750	$6.74
Exercised	(3,750)	$5.66
Expired	(39,750)	$5.58

Outstanding June 30, 2006	218,250	$5.56
Granted	45,000	$7.03
Exercised	(93,750)	$5.47
Expired	(4,500)	$0.00

Outstanding June 30, 2007	165,000	$5.58	$663,020

Exerciseable June 30, 2007	76,500	$5.98	$337,785

The weighted average fair value of options granted during the years ended June 30, 2007, 2006, and 2005 was $1.67, $2.07, and $1.99, respectively. At June 30, 2007, there was $139,943 of total unrecognized compensation cost related to stock-based compensation. That cost is expected to be recognized over a period of three years.

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following information applies to options outstanding at June 30, 2007:

				Weighted
				Average
			Weighted	Remaining		Weighted
			Average	Contractual		Average
	Exercise	Number	Exercise	Life	Number	Exercise
Grant Date	Price	Outstanding	Price	(Years)	Exercisable	Price

11/21/2002	$5.66	12,750	$5.66	0.4	12,750	$5.66
7/1/2004	$4.31	22,500	$4.31	7.0	11,250	$4.31
4/1/2005	$4.41	30,000	$4.41	7.8	22,500	$4.41
7/1/2005	$6.57	22,500	$6.57	8.0	7,500	$6.57
10/4/2005	$7.00	24,750	$7.00	8.3	11,250	$7.00
1/6/2006	$6.35	7,500	$6.35	3.5	0	$6.35
7/1/2006	$6.01	15,000	$6.01	9.0	3,750	$6.01
12/4/2006	$7.55	30,000	$7.55	9.6	7,500	$7.55

		165,000			76,500

The weighted-average grant date fair value per stock option granted during the years ended June 30, 2007, 2006 and 2005 was $7.03, $6.75 and $4.35, respectively. For the years ended June 30, 2007, 2006, and 2005, all stock options granted have an exercise price equal to the fair market value of the Company’s stock at the date of grant.

Termination of Preferred Stock Rights Agreement by Amendment of Final Expiration Date — Expiration of the Preferred Stock Purchase Rights —  On April 23, 2007, the Company’s Board of Directors approved Amendment No. 2 (“Amendment No. 2”) to the Company’s Preferred Stock Rights Agreement, dated June 3, 2004, as previously amended by Amendment No. 1 thereto dated May 25, 2005 (the “Rights Agreement”). Amendment No. 2 accelerates the Final Expiration Date of the Rights Agreement so as to cause the Rights Agreement, as well as the Preferred Stock Purchase Rights (the “Rights”) defined by the Rights Agreement, to expire, terminate and cease to exist at 5:00 p.m., New York time (EST) on May 25, 2007. Amendment No. 2 became effective April 24, 2007.

The Rights Agreement was designed and approved by the Board of Directors to deter coercive tactics by an acquirer in connection with any unsolicited attempt to acquire or take over the Company in a manner or on terms not approved by the Board of Directors. Under the Rights Agreement, any “Acquiring Person” (as defined in the Rights Agreement) was generally precluded from acquiring additional shares of common stock without becoming subject to significant dilution as a result of triggering the dilutive provisions of the Rights Agreement, commonly known as a “poison pill.” Amendment No. 2 terminated the Rights Agreement on May 25, 2007, thus permitting Acquiring Persons after that date to acquire additional shares of Common Stock of the Company without being subject to such dilution.

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Commitments and Contingencies

Commitments — In 2000, the Company entered into a ten year transportation agreement with Northwestern Energy that fixed the cost of pipeline and storage capacity. Based on original contract prices, the minimum obligation under this agreement at June 30, 2007 is as follows:

Year Ending June 30:
2008	$4,258,896
2009	4,258,896
2010	2,839,264
2011	—

Total	$11,357,056

Environmental Contingency — The Company owns property on which it operated a manufactured gas plant from 1909 to 1928. The site is currently used as an office facility for Company field personnel and storage location for certain equipment and materials. The coal gasification process utilized in the plant resulted in the production of certain by-products that have been classified by the federal government and the State of Montana as hazardous to the environment.

In 1999, the Company received approval from the Montana Department of Environmental Quality (“MDEQ”) for its plan for remediation of soil contaminants. The Company has completed its remediation of soil contaminants and in April 2002 received a closure letter from MDEQ approving the completion of such remediation program.

The Company and its consultants continue to work with the MDEQ relating to the remediation plan for water contaminants. The MDEQ has established regulations that allow water contaminants at a site to exceed standards if it is technically impracticable to achieve them. Although the MDEQ has not established guidance to attain a technical waiver, the U.S. Environmental Protection Agency (“EPA”) has developed such guidance. The EPA guidance lists factors which render remediations technically impracticable. The Company has filed a request for a waiver respecting compliance with certain standards with the MDEQ.

At June 30, 2007, the Company had incurred cumulative costs of approximately $2,093,000 in connection with its evaluation and remediation of the site. On May 30, 1995, the Company received an order from the MPSC allowing for recovery of the costs associated with the evaluation and remediation of the site through a surcharge on customer bills. As of June 30, 2007, the Company had recovered approximately $1,845,000 through such surcharges. As of June 30, 2007, the cost remaining to be recovered is $248,000.

We are required to file with the MPSC every two years for approval to continue the recovery of these costs through a surcharge. During fiscal 2007, the MPSC approved the continuation of the recovery of these costs with its order dated May 15, 2007.

Derivative Contingencies — Among the risks involved in natural gas marketing is the risk of nonperformance by counterparties to contracts for purchase and sale of natural gas. EWR is party to certain contracts for purchase or sale of natural gas at fixed prices for fixed time periods. Some of these contracts are recorded as derivatives, valued on a mark-to-market basis.

Litigation — From time to time the Company is involved in litigation relating to claims arising from its operations in the normal course of business. The Company utilizes various risk management strategies, including maintaining liability insurance against certain risks, employee education and safety programs, and other processes intended to reduce liability risk.

The Company reached agreement with the Montana Department of Revenue (“DOR”) to settle personal property tax claims for the years 1997-2002. The settlement amount is being paid in ten annual installments of

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$243,000 each, beginning November 30, 2003. The Company has obtained rate relief that includes full recovery of the property tax associated with the DOR settlement.

Operating Leases — The Company leases certain properties including land, office buildings, and other equipment under non-cancelable operating leases through fiscal 2009. The future minimum lease payments on these leases are as follows:

Year Ended June 30:
2008	$90,624
2009	6,600

Total	$97,224

Lease expense from continuing operations resulting from operating leases for the years ended June 30, 2007, 2006, and 2005 totaled $90,624 each year.

13.	Financial Instruments and Risk Management

Management of Risks Related to Derivatives — The Company and its subsidiaries are subject to certain risks related to changes in certain commodity prices and risks of counterparty performance. The Company has established policies and procedures to manage such risks. The Company has a Risk Management Committee comprised of Company officers and management to oversee our risk management program as defined in its risk management policy. The purpose of the risk management program is to minimize adverse impacts on earnings resulting from volatility of energy prices, counterparty credit risks, and other risks related to the energy commodity business.

In order to mitigate the risk of natural gas market price volatility related to firm commitments to purchase or sell natural gas or electricity, from time to time the Company and its subsidiaries have entered into hedging arrangements. Such arrangements may be used to protect profit margins on future obligations to deliver gas at a fixed price, or to protect against adverse effects of potential market price declines on future obligations to purchase gas at fixed prices.

The Company accounts for certain of such purchases or sale agreements in accordance with SFAS No. 133. Under SFAS 133, such contracts are reflected in our financial statements as derivative assets or derivative liabilities and valued at “fair value,” determined as of the date of the balance sheet. Fair value accounting treatment is also referred to as “mark-to-market” accounting. Mark-to-market accounting results in disparities between reported earnings and realized cash flow, because changes in the derivative values are reported in our Consolidated Statement of Income as an increase or (decrease) in “Revenues — Gas and Electric — Wholesale” without regard to whether any cash payments have been made between the parties to the contract. If such contracts are held to maturity, the cash flow from the contracts and their hedges are realized over the life of the contracts. SFAS No. 133 requires that contracts for purchase or sale at fixed prices and volumes must be valued at fair value (under mark-to-market accounting) unless the contracts qualify for treatment as a “normal purchase or sale.”

Quoted market prices for natural gas derivative contracts of the Company and its subsidiaries are generally not available. Therefore, to determine the fair value of natural gas derivative contracts, the Company uses internally developed valuation models that incorporate independently available current and forecasted pricing information.

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of June 30, 2007, these agreements were reflected on the consolidated balance sheet as derivative assets and liabilities at an approximate fair value as follows:

Derivative Assets and Liabilities

	Assets	Liabilities

Contracts maturing during fiscal year 2008	$57,847	$58,018
Contracts maturing during fiscal years 2009 and beyond	—	—

Total	$57,847	$58,018

14.	Subsequent Events

Stock Purchase Agreement — On January 30, 2007, the Company entered into two stock purchase agreements (together, the “Purchase Agreements”) between the Company and Sempra Energy. Pursuant to the Purchase Agreements, the Company will acquire all of the capital stock of two of Sempra’s wholly owned subsidiaries, Frontier Utilities of North Carolina, Inc. and Penobscot Natural Gas Company, Inc. Frontier Utilities is the parent company of its operating subsidiary, Frontier Energy, LLC, and Penobscot Natural Gas is the parent company of its operating subsidiary, Bangor Gas Company LLC. The aggregate purchase price to be paid by the Company for the two companies in $5,000,000, subject to adjustment for working capital items.

The acquisition of Frontier Utilities is conditioned upon approval by the North Carolina Utilities Commission, or “NCUC”, and the acquisition of Penobscot Natural Gas is conditioned upon approval by the Maine Public Utilities Commission, or “MPUC”. Both acquisitions are also conditioned upon the receipt of certain other approvals from third parties. Each acquisition will close on the tenth business day after all closing conditions have been satisfied, including either NCUC or MPUC approval, as the case may be. On September 13, 2007, we received approval from the NCUC for the acquisition of Frontier Utilities, and anticipate a closing date on or about September 28, 2007. Approval from the MPUC is estimated to require approximately four months to one year to be obtained.

The Purchase Agreements contain representations and warranties, covenants, indemnifications, and conditions to closing that are customary for transactions of this type. The final purchase prices to be paid at closing are subject to adjustments, customary for transactions of this nature, pursuant to the terms of the Purchase Agreements.

On July 27, 2007, Energy West invested $720,900 in Kykuit, and $40,050 on September 17, 2007. EWR owns 26.7% of the membership interests of Kykuit Resources, LLC (“Kykuit”), a developer and operator of oil, gas and mineral leasehold estates located in Montana. Richard M. Osborne, our Chairman of the Board, and Steven A. Calabrese, one of our directors, also own interests in Kykuit. John D. Oil and Gas Company, a publicly-held oil and gas exploration company of which Mr. Osborne is the Chairman of the Board and Chief Executive Officer and Mr. Calabrese a director, is an owner and the managing member of Kykuit.

On August 3, 2007, Kykuit assumed a Lease Purchase and Sale Agreement dated March 21, 2007 with Hemus, Ltd. (“Hemus”) and the First Amendment to Lease Purchase and Sale Agreement dated July 24, 2007, collectively, the “Purchase Agreement.” The Purchase Agreement effected the sale by Hemus of a 75% interest in certain oil, gas and mineral leasehold estates located in Montana to Kykuit on August 3, 2007. Also effective August 3, 2007, Kykuit and Hemus executed a Joint Venture Development Agreement pursuant to which Kykuit agreed to develop and operate all of the leasehold interests covered by the Purchase Agreement. The purchase price paid by Kykuit pursuant to the Purchase Agreement and Assignment totaled $2,476,721.

ENERGY WEST, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Quarterly Information (Unaudited)

Quarterly results (unaudited) for the years ended June 30, 2007 and 2006 are as follows (in thousands, except per share data):

	First	Second	Third	Fourth
Year Ended June 30, 2007	Quarter	Quarter	Quarter	Quarter

Revenues	$8,456	$18,041	$21,516	$11,360
Operating income	$326	$2,121	$2,358	$606
Income (loss) from continuing operations	$4	$1,113	$1,293	$(152)
Discontinued operations	$(199)	$157	$636	$3,360
Net income (loss)	$(195)	$1,270	$1,929	$3,208
Basic earnings (loss) per common share — continuing operations	$0.00	$0.25	$0.28	$(0.04)
Basic earnings (loss) per common share — discontinued operations	$(0.05)	$0.04	$0.14	$0.77

Basic earnings (loss) per common share — net income	$(0.05)	$0.29	$0.42	$0.73

Diluted earnings (loss) per share — continuing operations	$0.00	$0.25	$0.28	$(0.03)
Diluted earnings (loss) per share — discontinued operations	$(0.05)	$0.04	$0.14	$0.75

Diluted earnings (loss) per share — net income	$(0.05)	$0.29	$0.42	$0.72

	First	Second	Third	Fourth
Year Ended June 30, 2006	Quarter	Quarter	Quarter	Quarter

Revenues	$9,296	$26,409	$27,575	$11,416
Operating income (loss)	$(399)	$1,759	$2,230	$689
Income (loss) from continuing operations	$(433)	$923	$1,156	$264
Discontinued Operations	$(189)	$194	$490	$(89)
Net income (loss)	$(622)	$1,117	$1,646	$175
Basic earnings (loss) per common share — continuing operations	$(0.10)	$0.21	$0.26	$0.06
Basic earnings (loss) per common share — discontinued operations	$(0.04)	$0.04	$0.11	$(0.02)

Basic earnings (loss) per common share — net income	$(0.14)	$0.25	$0.37	$0.04

Diluted earnings (loss) per share — continuing operations	$(0.10)	$0.21	$0.25	$0.06
Diluted earnings (loss) per share — discontinued operations	$(0.04)	$0.04	$0.11	$(0.02)

Diluted earnings (loss) per share — net income	$(0.14)	$0.25	$0.36	$0.04

Certain items related to discontinued operations have been restated from prior published reports.

DEALER PROSPECTUS DELIVERY OBLIGATION

UNTIL          , ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS’ OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth costs and expenses payable by Energy West in connection with the sale of common shares being registered. All amounts except the SEC filing fee are estimates.

SEC registration fee	$786.00
NASD filing fee(1)	$3,088.00
Nasdaq listing fee	(2)
Accounting fees and expenses	(2)
Legal fees and expenses	(2)
Printing and mailing expenses	(2)
Miscellaneous	(2)

Total	(2)

(1)	Estimated.

(2)	To be filed by amendment to the registration statement.

Item 14.	Indemnification of Directors and Officers.

Our bylaws require us to indemnify our directors and officers to the greatest extent permitted by law, including advancement of funds reasonably required to defend actions against our directors and officers. Our bylaws require us to indemnify directors and officers whether or not they continue to hold office at the time they incur expenses or discharge liability.

Sections 452 and 457 of the Montana Business Corporation Act (MBCA) provide circumstances in which it is permissible for Montana corporations to indemnify their directors and officers. Because our bylaws require us to indemnify directors to the maximum extent permissible under the law, we must provide indemnification if those circumstances exist. Those circumstances are as follows. First, directors and officers must have met a standard of conduct requiring that they acted:

•	in good faith,

•	with reasonable belief that their conduct was in our best interests (or when not acting in an official capacity, at least not opposed to our best interests), and

•	if the proceeding is criminal in nature, without reasonable cause to believe their conduct was unlawful.

If conduct with respect to an employee benefit plan is at issue, directors and officers must have acted with reasonable belief that their conduct was in the best interests of the plan’s beneficiaries and not opposed to our best interests. Second, if the proceeding was brought by or in the right of Energy West, indemnification is limited to reasonable expenses incurred (as opposed to damages owed by the director/officer for liability) and indemnification is simply prohibited if the director or officer was adjudged liable to us. Third, indemnification is prohibited whether or not a director or officer was acting in an official capacity if the director or officer is adjudged liable on the basis that personal benefit was improperly received by him or her. Finally, our determination that indemnification is proper under these requirements must be made by a majority vote of a quorum of directors who are not party to the proceeding (or a committee of directors if a quorum cannot be obtained), special legal counsel or a shareholder vote (in which case shares held by the director in question may not be voted).

The MBCA also permits us to advance reasonable expenses incurred by directors and officers who are parties to proceedings if certain conditions are met. As with respect to indemnification generally, our bylaws require us to advance reasonable expenses to the maximum extent permissible under the law; therefore, we must advance reasonable expenses if those conditions are met. First, the director or officer must furnish us a written affirmation that he or she believes, in good faith, that he or she met the required standard of conduct and that if he or she is ultimately found not to have met the standard of conduct, he or she will repay the advancement. Second, we must determine (with the facts then known) that indemnification would not be precluded because of a failure to meet the standard of conduct for permissive indemnification and that indemnification is not otherwise precluded under the MBCA. Additionally, our determination to advance expenses must be made in the same manner as our determination that indemnification is permissible; that is, it must be made by a quorum of disinterested directors, special legal counsel or shareholders.

The MBCA also provides circumstances in which it is mandatory that we indemnify our directors and officers for reasonable expenses incurred in connection with a proceeding regardless of any contrary provision of our bylaws or other governing documents. Where directors or officers are wholly successful on the merits or otherwise, indemnification for reasonable expenses incurred is required. Where a court finds a director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, indemnification for reasonable expenses is required even if the director or officer was found liable or failed to meet the standard of care required for permissive indemnification under MBCA Sections 452 and 457.

Item 15.	Recent Sales of Unregistered Securities.

As indicated on page 32 of Part I of this registration statement, on December 18, 2007, we executed a stock purchase agreement with certain shareholders of Cut Bank Gas, namely, Dan F. Whetstone, Pamela R. Lowry, Paula A. Poole, William J. Junkermier and Roger W. Junkermier. Under the stock purchase agreement, we agreed to purchase 7,511 shares, or 83.16%, of the 9,031 outstanding shares of capital stock of Cut Bank Gas shares by issuing to these shareholders shares of our common stock, par value $0.15 per share, in the value of $500,000. We are also obligated to offer to purchase the remaining 1,520 Cut Bank Gas shares from the Cut Bank Gas shareholders who are not party to the stock purchase agreement by issuing shares of our common stock in value of up to $100,000. Accordingly, the total value of the shares we may be required to issue under the stock purchase agreement is between $500,000 and $600,000 and the exact value to be issued within this range depends upon how many Cut Bank Gas shareholders who are not party to the stock purchase agreement choose to exchange their Cut Bank Gas shares.

The number of shares of our common stock to be issued is to be determined in accordance with the stock purchase agreement, which requires reference to the price of our common stock as reported by NASDAQ on the day prior to closing. It is intended that the transaction will close on the last business day of the month in which certain closing conditions are met. The closing of the transaction is subject to customary closing conditions, including the approval of the MPSC and satisfactory due diligence by us. Upon the closing of the transaction, if completed, Cut Bank Gas would become a subsidiary of Energy West.

The issuance of common stock to the Cut Bank Gas shareholders will not be registered under the Securities Act of 1933, as amended (the Act) in reliance on the exemption from registration provided by Section 4(2) of the Act.

The foregoing description of the stock purchase agreement is not complete and is qualified in its entirety to the full and complete terms of the stock purchase agreement, listed as Exhibit 10.15(a) to this registration statement.

Item 16.	Exhibits and Financial Statement Schedules.

The exhibits to the registration statement required by Item 601 of Regulation S-K are listed in the exhibit index on page II-7. The financial statement schedules required by Regulation S-X are listed on page F-1 of this registration statement and are displayed thereafter.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Amendment No. 2 to the registration statement on Form S-1 and has duly caused this Amendment No. 2 to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Ohio, on April 29, 2008.

Energy West, Incorporated

By:	/s/ James W. Garrett
James W. Garrett
President and Chief Operating Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ James W. Garrett James W. Garrett		Chief Operating Officer and President	April 29, 2008

/s/ Thomas J. Smith Thomas J. Smith		Vice President, Chief Financial Officer and Director	April 29, 2008

Ian Abrams* Ian Abrams		Director	April 29, 2008

W.E. Argo* W.E. Argo		Director	April 29, 2008

Mark D. Grossi* Mark D. Grossi		Director	April 29, 2008

Richard M. Osborne* Richard M. Osborne		Chief Executive Officer, Chairman of the Board and Director	April 29, 2008

Steven A. Calabrese* Steven A. Calabrese		Director	April 29, 2008

James E. Sprague* James E. Sprague		Director	April 29, 2008

James R. Smail* James R. Smail		Director	April 29, 2008

*By:	/s/ James W. Garrett James W. Garrett Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1**	Form of Underwriting Agreement.
3	.1(a)	Restated Articles of Incorporation. Exhibit 3.1 to Amendment No. 1 to the Registrant’s Annual Report on Form 10-K/A for the year ended June 30, 1996, as filed on July 8, 1997, is incorporated herein by reference.
3	.1(b)	Articles of Amendment to the Articles of Incorporation dated June 3, 2004. Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, as filed on June 4, 2007, is incorporated herein by reference.
3	.1(c)	Articles of Amendment to the Articles of Incorporation dated October 31, 2005. Exhibit 10.22 to the Registrant’s Annul Report on Form 10-K for the year ended June 30, 2007, as filed on September 27, 2007, is incorporated herein by reference.
3	.1(d)	Articles of Amendment to the Articles of Incorporation dated May 29, 2007. Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, as filed on June 4, 2007, is incorporated herein by reference.
3	.1(e)	Articles of Amendment to the Articles of Incorporation dated December 5, 2007. Exhibit 3.1(e) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, as filed on February 14, 2008, is incorporated herein by reference.
3	.1(f)	Amendment to Articles of Incorporation dated January 28, 2008. Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, as filed February 1, 2008, is incorporated herein by reference.
3	.2(a)	Amended and Restated Bylaws. Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, as filed on March 5, 2004, is incorporated herein by reference.
3	.2(b)	Amendment No. 1 to the Amended and Restated Bylaws. Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, as filed on March 5, 2008, is incorporated herein by reference.
3	.2(c)	Amendment No. 2 to the Amended and Restated Bylaws of Energy West, Incorporated. Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed April 18, 2008 is incorporated by reference herein.
5	.1**	Opinion of Kohrman Jackson & Krantz P.L.L.
10	.1(a)	Satisfaction and Discharge of Indenture dated June 22, 2007, between the Registrant and HSBC Bank USA, National Association, as Successor Trustee for the Series 1997 Notes. Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, as filed July 5, 2007, is incorporated herein by reference.
10	.1(b)	Satisfaction and Discharge of Indenture dated June 22, 2007, between the Registrant and US Bank National Association, as Successor Trustee for the Series 1993 Notes. Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, as filed July 5, 2007, is incorporated herein by reference.
10	.1(c)	Discharge of Obligor under Indenture dated June 22, 2007, between the Registrant and HSBC Bank USA, National Association, as Successor Trustee for the Series 1992-B Bonds. Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, as filed July 5, 2007, is incorporated herein by reference.
10	.1(d)	Note Purchase Agreement dated June 29, 2007, between the Registrant and various Purchasers relating to 6.16% Senior Unsecured Notes due June 29, 2017. Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, as filed July 5, 2007, is incorporated herein by reference.
10	.1(e)	Credit Agreement dated as of June 29, 2007, by and among the Registrant and various financial institutions and LaSalle Bank National Association. Exhibit 10.5 to the Registrant’s Current Report on Form 8-K, as filed July 5, 2007, is incorporated herein by reference.
10	.1(f)	Amendment to Credit Agreement dated October 22, 2007. Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, as filed October 26, 2007, is incorporated herein by reference.
10	.2*	Energy West, Incorporated 2002 Stock Option Plan. Appendix A to the Registrant’s Proxy Statement on Schedule 14A, as filed on October 30, 2002, is incorporated herein by reference.
10	.3*	Employee Stock Ownership Plan Trust Agreement. Exhibit 10.2 to Registration Statement on Form S-1 (File No. 33-1672) is incorporated herein by reference.
10	.4*	Management Incentive Plan. Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K/A for the year ended June 30, 1996, filed on July 8, 1997, is incorporated herein by reference.

Exhibit
Number		Description

10	.5*	Energy West Senior Management Incentive Plan. Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K for the year ended June 30, 2002, as filed on September 30, 2002, is incorporated herein by reference.
10	.6*	Energy West Incorporated Deferred Compensation Plan for Directors. Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the year ended June 30, 2002, as filed on September 30, 2002, is incorporated herein by reference.
10	.7*	Form of the agreement used to grant options under the 2002 Stock Option Plan. Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K for the year ended June 30, 2005, as filed on September 27, 2005, is incorporated herein by reference.
10.8		Asset Purchase Agreement, dated as of July 17, 2006, by and between the Registrant and Energy West Propane, Inc., each entity being a Montana corporation, and SemStream, L.P., a Delaware limited partnership. Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, as filed on July 20, 2006 is incorporated herein by reference.
10	.9*	Separation Agreement dated September 18, 2006, between the Registrant and Tim Good. Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, as filed on October 3, 2006, is incorporated herein by reference.
10	.10*	Separation Agreement dated September 21, 2006, between the Registrant and John C. Allen. Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, as filed on October 3, 2006, is incorporated herein by reference.
10.11		Stock Purchase Agreement dated as of May 30, 2007 by and among Mark D. Grossi Living Trust U/A DTD. Feb. 17, 2006, Mark D. Grossi, TTEE, Mark D. Grossi, a Trustee of Seller and the Registrant. Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, as filed on June 4, 2007, is incorporated herein by reference.
10	.12(a)	Operating Agreement of Kykuit Resources, LLC. Exhibit 10.22 to the Registrant’s Annul Report on Form 10-K for the year ended June 30, 2007, as filed on September 27, 2007, is incorporated herein by reference.
10	.12(b)	Amended and Restated Operating Agreement of Kykuit Resources, LLC dated October 24, 2007. Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed on November 14, 2007, is incorporated herein by reference.
10	.12(c)	First Amendment to Amended and Restated Operating Agreement of Kykuit Resources, LLC, dated December 17, 2007. Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, as filed on February 14, 2008, is incorporated herein by reference.
10	.13(a)	Stock Purchase Agreement dated January 30, 2007, by and between Energy West, Incorporated and Sempra Energy, a California corporation. Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed on November 14, 2007, is incorporated herein by reference.
10	.13(b)	Amendment No. 1 to Stock Purchase Agreement, dated April 11, 2007 by and between Energy West, Incorporated and Sempra Energy, a California corporation. Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed on November 14, 2007, is incorporated herein by reference.
10	.13(c)	Amendment No. 2 to Stock Purchase Agreement dated August 7, 2007 by and between Energy West, Incorporated and Sempra Energy, a California corporation. Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed on November 14, 2007, is incorporated herein by reference.
10	.13(d)	Amendment No. 3 to Stock Purchase Agreement, dated November 28, 2007, by and between Energy West, Incorporated and Sempra Energy, a California corporation. Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, as filed on February 14, 2008, is incorporated herein by reference.

Exhibit
Number		Description

10	.14(a)	Stock Purchase Agreement dated January 30, 2007, by and between Energy West, Incorporated and Sempra Energy, a California corporation. Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, as filed on February 14, 2008, is incorporated herein by reference.
10	.14(b)	Amendment Number One to Stock Purchase Agreement, dated August 2, 2007 by and between Energy West, Incorporated and Sempra Energy, a California corporation. Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, as filed no February 14, 2008 is incorporated herein by reference.
10	.15(a)	Stock Purchase Agreement dated December 18, 2007 between Energy West, Incorporated, Dan F. Whetstone, Pamela R. Lowry, Paula A. Poole, William J. Junkermier and Roger W. Junkermier. Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, as filed on December 21, 2007, is incorporated herein by reference.
10	.15(b)	Non-Competition and Non-Disclosure Agreement dated December 18, 2007 between Energy West, Incorporated and Daniel F. Whetstone. Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on December 21, 2007 is incorporated herein by reference.
10.16		Separation Agreement dated December 17, 2007 between David A. Cerotzke and Energy West, Incorporated. Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on December 21, 2007, is incorporated herein by reference.
10.17		Employment Agreement dated November 16, 2007 between James W. Garrett and Energy West, Incorporated. Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 20, 2007, is incorporated by reference herein.
10.18		Lease Agreement dated February 25, 2008 between OsAir, Inc. and Energy West, Incorporated. Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on February 29, 2008 is incorporated by reference herein.
14		Code of Business Conduct. Exhibit 14 to the Registrant’s Annul Report on Form 10-K for the year ended June 30, 2007, as filed on September 27, 2007, is incorporated herein by reference.
21	**	Company Subsidiaries.
23	.1**	Consent of Hein & Associates LLP.
23	.2**	Consent of Kohrman Jackson & Krantz P.L.L. (included in Exhibit 5.1)
24.1		Reference is made to the Signatures section of this Registration Statement in this Form S-1/A dated April 21, 2008 and in the initial filing dated March 12, 2008.

*	Indicates management contract or compensatory plan or arrangement.

**	Filed herewith.

***	To be filed by amendment to the registration statement.